As filed with the Securities and Exchange Commission on August 5, 2010
Registration No. 333-167455

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
PRE-EFFECTIVE AMENDMENT NO. 2
TO
FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Madison Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Maryland	6035	27-2585073

State or other jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)
9649 Belair Road, Suite 300
Baltimore, Maryland 21236
(410) 529-7400

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)
Michael P. Gavin
President and Chief Executive Officer
Madison Bancorp, Inc.
9649 Belair Road, Suite 300
Baltimore, Maryland 21236
(410) 529-7400

(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies to:

Gary R. Bronstein, Esq. Joel E. Rappoport, Esq. Kilpatrick Stockton LLP 607 14th Street, NW, Suite 900 Washington, DC 20005 (202) 508-5800	Hugh T. Wilkinson, Esq. Kenneth B. Tabach, Esq. Elias, Matz, Tiernan & Herrick L.L.P. 734 15th Street, NW, 11th Floor Washington, DC 20005 (202) 347-0300
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑
Calculation of Registration Fee

	Proposed maximum
Title of each class of securities to be registered	Aggregate offering price (1)	Amount of registration fee
Common Stock $0.01 par value	$9,257,500	(2)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Regulation 457(o) under the Securities Act.

(2)	A registration fee of $661.00 was paid with the initial filing of the Registrant’s Form S-1 Registration Statement on June 11, 2010.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS

(Proposed Holding Company for Madison Square Federal Savings Bank)
Minimum of 595,000 and Up to 805,000 Shares of Common Stock

Madison Bancorp, Inc. is offering shares of its common stock for sale in connection with the conversion of Madison Square Federal Savings Bank from the mutual to the stock form of ownership. After the offering, Madison Bancorp will be the holding company for Madison Square Federal Savings Bank through its ownership of 100% of Madison Square Federal Savings Bank’s outstanding common stock. We intend to have our common stock quoted on the OTC Bulletin Board.

If you are or were a depositor of Madison Square Federal Saving Bank:

•	you may have priority rights to purchase shares of common stock.

If you do not fit into the category above, but are interested in purchasing shares of our common stock:

•	you may have an opportunity to purchase shares of common stock after priority orders are filled.

We are offering up to 805,000 shares of common stock for sale on a best efforts basis, subject to certain conditions. We must sell a minimum of 595,000 shares to complete the offering. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, the independent appraiser determines that our pro forma market value has increased, we may sell up to 925,750 shares without giving you further notice or the opportunity to change or cancel your order. If our pro forma market value at the end of the stock offering period is either below $5,950,000 or above $9,257,500, then, after consulting with the Office of Thrift Supervision, we may: (i) terminate the stock offering and promptly return all funds, with interest and without deduction; (ii) set a new offering range and give all subscribers the opportunity to confirm, modify or rescind their stock purchase orders; or (iii) take such other actions as may be permitted by the Office of Thrift Supervision and the Securities and Exchange Commission.

The offering is expected to close at 4:00 p.m., Eastern time, on [DATE 1]. We may extend this closing date without notice to you until [DATE 2], unless the Office of Thrift Supervision approves a later date, which will not be beyond [DATE 3].

Sandler O’Neill + Partners, L.P. will use its best efforts to assist us in our selling efforts, but is not required to purchase any of the common stock that is being offered for sale. Purchasers will not pay a commission to purchase shares of common stock in the offering. All shares offered for sale are offered at a price of $10.00 per share.

The minimum purchase is 25 shares. Once submitted, orders are irrevocable unless the offering is terminated or extended beyond [DATE 2]. If the offering is extended beyond [DATE 2], subscribers will have the right to modify or rescind their purchase orders. Funds received before the completion of the offering will be maintained in a segregated account at Madison Square Federal Savings Bank. All funds received will bear interest at Madison Square Federal Savings Bank’s passbook savings rate, which is subject to change at any time and is currently 0.25% per annum. If we terminate the offering for any reason, or if we extend the offering beyond [DATE 2], we will notify you and will promptly return your funds with interest if you do not respond to the notice.

We expect our directors and executive officers, together with their associates, to subscribe for 60,900 shares, which equals 10.2% of the shares offered for sale at the minimum of the offering range.

The Office of Thrift Supervision conditionally approved our plan of conversion on           , 2010. However, such approval does not constitute a recommendation or endorsement of this offering.

This investment involves a degree of risk, including the possible loss of principal.
Please read “Risk Factors” beginning on page   .

OFFERING SUMMARY
Price Per share: $10.00

			Maximum,
	Minimum	Maximum	as Adjusted

Number of shares	595,000	805,000	925,750
Gross offering proceeds	$5,950,000	$8,050,000	$9,257,500
Estimated offering expenses, excluding selling agent fees and expenses	$538,000	$538,000	$538,000
Estimated selling agent fees and expenses	$192,000	$192,000	$192,000
Estimated net proceeds	$5,220,000	$7,320,000	$8,527,500
Estimated net proceeds per share	$8.77	$9.09	$9.21

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Office of Thrift Supervision nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

For assistance, please contact the stock information center at (          )           -          .

The date of this prospectus is           , 2010

MADISON SQUARE
FEDERAL SAVINGS BANK

MARYLAND
VIRGINIA
DELAWARE
★ Corporate Office
■ Branch Location
HARFORD COUNTY
CECIL COUNTY
BALTIMORE COUNTY
83
1
Bel Air
Fallston
40
95
695
Baltimore City

Corporate Office

9649 Belair Road, Suite 300
Baltimore, Maryland

Branch Offices

9651 Belair Road
Baltimore, Maryland

5415 Belair Road
Baltimore, Maryland

2209 Belair Road
Fallston, Maryland

126 N. Main Street
Bel Air, Maryland

Summary
     This summary highlights selected information from this document and may not contain all the information that is important to you. To understand the stock offering fully, you should read this entire document carefully.
The Companies
Madison Bancorp, Inc.
Madison Square Federal Savings Bank
9649 Belair Road, Suite 300
Baltimore, Maryland 21236
(410) 529-7400
     Madison Bancorp, Inc. This offering is made by Madison Bancorp, Inc., a Maryland corporation incorporated in May 2010 by Madison Square Federal Savings Bank to be its holding company following the conversion. Currently, Madison Bancorp has no assets. Following the conversion, Madison Bancorp will own all of Madison Square Federal Savings Bank’s capital stock and will direct, plan and coordinate Madison Square Federal Savings Bank’s business activities. In the future, Madison Bancorp might also acquire or organize other operating subsidiaries, including other financial institutions or financial services companies, although it currently has no specific plans or agreements to do so.
     Madison Square Federal Savings Bank. Founded in 1870, Madison Square Federal Savings Bank is a community-oriented financial institution, dedicated to serving the financial service needs of customers and businesses within its market area, which consists of Baltimore and Harford Counties and northeast Baltimore City in Maryland. We offer a variety of deposit products and provide loans secured by real estate located in our market area. Our real estate loans consist primarily of residential mortgage loans, as well as commercial real estate loans, land loans, home equity lines of credit and residential construction loans. We also offer commercial business loans and, to a limited extent, consumer loans. We currently operate out of our corporate headquarters and main office in the Perry Hall area of Baltimore County and full service branch offices located in Perry Hall, Fallston, Bel Air and Baltimore City, Maryland. We are subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, our primary federal regulator, and the Federal Deposit Insurance Corporation, our deposit insurer. At March 31, 2010, we had total assets of $146.9 million, total deposits of $137.0 million and total equity of $9.1 million.
Recent Operating Results and Operating Strategy (page __)
     We have had losses in recent years, including net losses of $855,000 and $1.7 million for the years ended March 31, 2010 and 2009, respectively. Our return on average assets was (0.59)% and (1.33)% for the years ended March 31, 2010 and 2009, respectively, and our return on average equity was (9.17)% and (16.39)% for the years ended March 31, 2010 and 2009, respectively. These returns compared to a median return on average assets of (0.52)% and a median return on average equity of (5.05)% for the most recent 12-month period for the peer group of comparable institutions utilized by Feldman Financial Advisors, Inc. in preparing our appraisal.
     We have identified the following strategic initiatives we will pursue in our efforts to improve earnings and achieve our mission to operate and grow a profitable community-oriented financial institution:
•	building on our strengths as a community-oriented financial institution;

•	growing our balance sheet by increasing commercial real estate and commercial business loans;

•	emphasizing lower cost core deposits to maintain low funding costs;

•	controlling noninterest expenses;

•	adding a new branch in our existing market area or a contiguous county within the next three years; and

•	expanding our market share within our primary market area.
The Conversion
Description of the Conversion (page ___)
     Currently, we are a federally chartered mutual savings bank with no shareholders. Our depositors currently have the right to vote on certain matters such as the election of directors and this conversion transaction. The conversion transaction that we are undertaking involves a change from our mutual form to a stock savings bank charter that will result in all of Madison Square Federal Savings Bank’s capital stock being owned by Madison Bancorp. Voting rights in Madison Bancorp will belong to its shareholders, including our employee stock ownership plan. For more information on the employee stock ownership plan, see “Summary—Benefits of the Offering to Management—Employee Stock Ownership Plan.” We are conducting the conversion under the terms of our plan of conversion. The Office of Thrift Supervision has conditionally approved the plan of conversion, including a condition that it be approved by our members. We have called a special meeting of members for                           , 2010 to vote on the plan of conversion.
     The following diagram depicts our corporate structure after the conversion and offering, including the number and percentage of shares of common stock that will be owned by public shareholders at the minimum, maximum, and maximum, as adjusted, of the offering range upon completion of the conversion and the offering:
Regulation and Supervision (page __)
     We are, and Madison Bancorp will be upon completion of the conversion, subject to regulation, supervision and examination by the Office of Thrift Supervision. We are also subject to regulation by the Federal Deposit Insurance Corporation.

The Offering
Purchase Price
     The purchase price is $10.00 per share. You will not pay a commission to buy any shares in the offering.
Number of Shares to be Sold (page ___)
     We are offering for sale between 595,000 and 805,000 shares of Madison Bancorp common stock in this offering. With regulatory approval, we may increase the number of shares to be sold to 925,750 shares without giving you further notice or the opportunity to change or cancel your order. In considering whether to increase the offering size, the Office of Thrift Supervision will consider such factors as the level of subscriptions, the views of our independent appraiser, our financial condition and results of operations and changes in market conditions.
How We Determined the Offering Range (page ___)
     We are offering between 595,000 and 805,000 shares, which is our offering range, based on an independent appraisal of our pro forma market value prepared by Feldman Financial Advisors, Inc., an independent appraisal firm experienced in appraisals of financial institutions. Feldman Financial Advisors estimates that as of June 1, 2010, our pro forma market value was between $6.0 million and $8.1 million, with a midpoint of $7.0 million.
     In preparing its appraisal, Feldman Financial Advisors considered the information in this prospectus, including our consolidated financial statements. Feldman Financial Advisors also considered the following factors, among others:
•	our historical, present and projected operating results and financial condition and the economic and demographic characteristics of our primary market area;

•	a comparative evaluation of the operating and financial statistics of Madison Square Federal Savings Bank with those of other similarly situated, publicly traded companies;

•	the effect of the capital raised in this offering on our net worth and earnings potential; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.
     Two measures that some investors use to analyze whether a stock might be a good investment are the ratio of the offering price to the issuer’s “book value” and the ratio of the offering price per share to the issuer’s income per share for the past twelve months. Feldman Financial Advisors considered these ratios, among other factors, in preparing its appraisal. Book value is the same as total equity and represents the difference between the issuer’s assets and liabilities. Feldman Financial Advisors’ appraisal also incorporates an analysis of a peer group of publicly traded companies that Feldman Financial Advisors considered to be comparable to us.

     The following table presents a summary of selected pricing ratios for the peer group companies and for us utilized by Feldman Financial Advisors in its appraisal. These ratios are based on book value and tangible book value as of March 31, 2010 at the latest date for which complete financial data was publicly available for the peer group.

	Price to Book	Price to Tangible
	Value Ratio	Book Value Ratio

Madison Bancorp, Inc. (pro forma):
Minimum	43.5%	43.5%
Midpoint	47.8	47.8
Maximum	51.7	51.7
Maximum, as adjusted	55.6	55.6

Peer group companies as of June 1, 2010:
Average	55.9	57.8
Median	60.9	62.1

     We reported negative earnings for the most recent twelve month period ended March 31, 2010. Thus, comparisons to peer group ratios related to earnings are not meaningful. Compared to the average price to book value ratio of the peer group at the maximum of the offering range, our stock would be priced at a discount of 7.6%. This means that, at the midpoint of the offering rate, a share of our common stock would be less expensive than the peer group based on a book value per share basis.
     The independent appraisal does not indicate market value. You should not assume or expect that the valuation described above means that our common stock will trade at or above the $10.00 purchase price after the offering.
Possible Change in Offering Range (page ___)
     Feldman Financial Advisors will update its appraisal before we complete the stock offering. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, Feldman Financial Advisors determines that our pro forma market value has increased, we may sell up to 925,750 shares without further notice to you. If our pro forma market value at the end of the stock offering period is either below $5,950,000 or above $9,257,500, then, after consulting with the Office of Thrift Supervision, we may: (i) terminate the stock offering and promptly return all funds, with interest and without deduction; (ii) set a new offering range and give all subscribers the opportunity to confirm, modify or rescind their purchase orders for shares of Madison Bancorp’s common stock; or (iii) take such other actions as may be permitted by the Office of Thrift Supervision and the Securities and Exchange Commission.
Possible Termination of the Offering
     We must sell a minimum of 595,000 shares to complete the offering. If we do not sell the minimum number of shares, or if we terminate the offering for any other reason, we will promptly return all funds, with interest, at our current passbook rate, and without deduction.
After-Market Performance of Mutual-to-Stock Conversions
     The appraisal prepared by Feldman Financial Advisors includes examples of after-market stock price performance for standard mutual-to-stock conversion offerings (i.e., excluding “second step” conversions by mutual holding companies) completed between January 1, 2008 and June 1, 2010. These companies did not constitute the group of ten comparable public companies utilized in Feldman Financial Advisor’s valuation analysis.

		Offering	Percentage Change From Initial Offering Price
Issuer		Size (In	After 1	After 1	After 1	Through
(Market/Symbol)	Date of IPO	Millions)	Day	Week	Month	June 1, 2010

Harvard Illinois Bancorp, Inc. (OTCBB/HARI)	04/09/10	7.8	0.0	0.0	(1.0)	(21.5)
OBA Financial Services, Inc. (NASDAQ/OBAF)	01/22/10	46.3	3.9	1.5	3.0	11.5
OmniAmerican Bancorp, Inc. (NASDAQ/OABC)	01/21/10	119.0	18.5	14.0	9.9	14.9
Versailles Financial Corporation (OTCBB/VERF)	01/11/10	4.3	0.0	0.0	0.0	0.0
Athens Bancshares Corporation (NASDAQ/AFCB)	01/07/10	26.8	16.0	15.0	10.6	7.0
Territorial Bancorp, Inc. (NASDAQ/TBNK)	07/13/09	122.3	49.9	47.2	48.0	92.9
St. Joseph Bancorp, Inc. (OTCBB/SJBA)	02/02/09	3.8	0.0	0.0	0.0	0.0
Hibernia Homestead Bancorp, Inc. (OTCBB/HIBE)	01/28/09	11.1	0.0	5.0	5.0	50.0
First Savings Financial Group, Inc. (NASDAQ/FSFG)	10/07/08	24.3	(1.0)	(4.0)	(8.0)	33.0
Home Bancorp, Inc. (NASDAQ/HBCP)	10/03/08	89.3	14.9	3.5	3.1	35.2
Cape Bancorp, Inc. (NASDAQ/CBNJ)	02/01/08	78.2	0.5	0.1	(2.0)	(29.0)
Danvers Bancorp, Inc. (NASDAQ/DNBK)	01/10/08	171.9	(2.6)	(2.2)	2.6	54.6
All Transactions:
Average	N/A	58.8	8.3	6.7	5.9	20.7
Median	N/A	36.5	0.3	0.8	2.8	13.2
High	N/A	171.9	49.9	47.2	48.0	92.9
Low	N/A	3.8	(2.6)	(4.0)	(8.0)	(29.0)
OTCBB Transactions:
Average	N/A	6.8	0.0	1.3	1.0	7.1
Median	N/A	6.1	0.0	0.0	0.0	0.0
High	N/A	11.1	0.0	5.0	5.0	50.0
Low	N/A	3.8	0.0	0.0	(1.0)	(21.5)

     This table is not intended to indicate how our stock may perform. Furthermore, this table presents only short-term price performance with respect to a limited number of companies that have only recently completed their initial public offerings and may not be indicative of the longer-term stock price performance of these companies.
     Stock price appreciation or depreciation is affected by many factors, including, but not limited to: general market and economic conditions; the interest rate environment; the amount of proceeds a company raises in its offering and its ability to successfully deploy those proceeds through originating loans and making other investments; and numerous factors relating to the specific company, including the experience and ability of management, historical and anticipated operating results, the nature and quality of the company’s assets, and the company’s primary market area. The companies listed in the table above may not be similar to Madison Bancorp, the pricing ratios for their stock offerings were in some cases different from the pricing ratios for Madison Bancorp’s common stock and the market conditions in which these offerings were completed were, in some cases, different from current market conditions. Any or all of these differences may cause our stock to perform differently from these other offerings. Before you make an investment decision, we urge you to read carefully this prospectus, including, but not limited to, the section entitled “Risk Factors.”
     You also should be aware that, recently, stock prices of some thrift initial public offerings have decreased once the stock has begun trading. We cannot assure you that our stock will not trade below the $10.00 purchase price or that our stock will perform similarly to other recent mutual to stock conversions.
Conditions to Completing the Conversion and Offering (page __)
     We are conducting the conversion and offering under the terms of our plan of conversion. We cannot complete the conversion and offering unless:
•	we sell at least the minimum number of shares offered;

•	we receive the final approval of the Office of Thrift Supervision to complete the offering; and

•	our members approve the plan of conversion.
Reasons for the Conversion and Offering (page ___)
     Our primary reasons for the conversion and offering are to:
•	increase the capital of Madison Square Federal Savings Bank to support future lending and operational growth and to allow us to make larger loans to individual borrowers within regulatory limits;

•	enhance profitability and earnings through reinvesting and leveraging the proceeds, primarily through traditional funding and lending activities;

•	support future branching activities and/or the acquisition of other financial institutions or financial services companies; and

•	implement equity compensation plans to retain and attract qualified directors, officers and staff to enhance the current incentive-based compensation programs.
Benefits of the Offering to Management (page __)
     We intend to adopt the following benefit plans and employment agreements:
     Employee Stock Ownership Plan. We have adopted an employee stock ownership plan that we anticipate will purchase in the conversion offering a number of shares of common stock equal to 7% of the shares sold in the offering by means of a 15-year loan from Madison Bancorp. As the loan is repaid and shares are released from collateral, the plan will allocate shares to the accounts of participating employees. Participants will receive allocations based on their individual compensation as a percentage of total plan compensation. Non-employee directors are not eligible to participate in the employee stock ownership plan. The purchase of common stock by the employee stock ownership plan in the offering will comply with all applicable Office of Thrift Supervision regulations except to the extent waived by the Office of Thrift Supervision. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan.
     Future Equity Incentive Plan. We intend to implement an equity incentive plan no earlier than six months after completion of the conversion. If we implement the plan within one year after the conversion, the plan must be approved by a majority of the total votes eligible to be cast by our shareholders. If we implement the plan more than one year after the conversion, it must be approved only by a majority of the total votes cast. We currently expect to implement this plan more than one year after the conversion, although no decision has been made. Under this plan, we may award stock options and shares of restricted stock to key employees and directors. We will award shares of restricted stock at no cost to the recipient. We will grant stock options at an exercise price at least equal to 100% of the fair market value of our common stock on the option grant date. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan. Under this plan, we may grant stock options in an amount up to 10% of the number of shares sold in the offering, and we may grant awards of restricted stock in an amount of up to 3% of the number of shares sold in the offering. If we implement the equity incentive plan more than one year following the conversion, we would not be subject to Office of Thrift Supervision regulations limiting the awards we may make under the plan. However, if we implement the plan more than one year following the conversion, we do not expect to increase the number of shares available for awards under the plan, except that if Madison Square Federal Savings Bank’s tangible capital exceeds 10% of adjusted total assets when we implement the plan, we may increase the number of shares available for restricted stock awards to 4% of the shares sold in the offering. We expect to fund the plan with shares we purchase in the open market, but in determining whether to do so, the Board of Directors will consider our financial condition and results of operations, capital requirements, economic conditions and whether sufficient shares are available for purchase in the open market. The equity incentive plan will comply with all applicable Office of Thrift Supervision regulations except to the extent waived by the Office of Thrift Supervision.

     The following table represents the total value of all shares to be available for restricted stock awards under the equity incentive plan, based on a range of market prices from $8.00 per share to $14.00 per share. The value of the grants will depend on the actual trading price of our common stock at the time of grant.

	Value of
				27,772
	17,850	21,000	24,150	Shares
	Shares	Shares	Shares	Awarded at
	Awarded at	Awarded at	Awarded at	Maximum, as
	Minimum of	Midpoint of	Maximum of	Adjusted, of
Share Price	Range	Range	Range	Range
	(In thousands, except per share amounts)
$8.00	$143	$168	$193	$222
10.00	179	210	242	278
12.00	214	252	290	333
14.00	250	294	338	389
     The following table presents the total value of all stock options available for grant under the equity incentive plan, based on a range of market prices at the date of grant from $8.00 per share to $14.00 per share. For purposes of this table, the value of the stock options was determined using the Black-Scholes option-pricing formula. See “Pro Forma Data.” Financial gains can be realized on a stock option only if the market price of the common stock increases above the exercise price at which the option is granted.

		Value of
					92,575
		59,500	70,000	80,500	Options
		Options	Options	Options	Granted at
		Granted at	Granted at	Granted at	Maximum, as
		Minimum of	Midpoint of	Maximum of	Adjusted, of
Exercise Price	Option Value	Range	Range	Range	Range
		(In thousands, except per share amounts)
$8.00	$3.35	$199	$235	$270	$310
10.00	4.19	249	293	337	388
12.00	5.03	299	352	405	466
14.00	5.87	349	411	473	543
     The following tables summarize at the minimum and maximum of the offering range the total number and value of the shares of common stock that the employee stock ownership plan expects to acquire and the total value of all restricted stock awards and stock options that are expected to be available under the equity incentive plan. At the minimum of the offering range we would sell 595,000 shares and have 595,000 shares outstanding, and at the maximum of the offering range, we would sell 805,000 shares and have 805,000 shares outstanding. The number of shares reflected for the benefit plans in the table below assumes that we grant a number of restricted stock awards equal to 3% of the shares sold in the offering and the application of the net proceeds as described under “Use of Proceeds.” If we adopt an equity incentive plan more than one year after completion of the offering, we would not be subject to Office of Thrift Supervision regulations limiting the awards we may make under the plan. However, if we implement the plan more than one year following the conversion, we do not expect to increase the number of shares available for awards under the plan, except that if Madison Square Federal Savings Bank’s tangible capital exceeds 10% of adjusted total assets when we implement the plan, we may increase the number of shares available for restricted stock awards to 4% of the shares sold in the offering. See “Our Management — Executive Compensation — Nonqualified Deferred Compensation — Future Equity Incentive Plan.”

	Number of Shares to be Granted or
	Purchased at Minimum of Offering Range
			Total
		As a % of	Estimated
	Number of	Common Stock	Value of
	Shares	Sold	Grants
Employee stock ownership plan (1)	41,650	7.0%	$416,500
Restricted stock awards (1)	17,850	3.0	178,500
Stock options (2)	59,500	10.0	249,305

Total	119,000	20.0%	844,305

(1)	Assumes the value of Madison Bancorp common stock is $10.00 per share for purposes of determining the total estimated value of the grants.

(2)	Assumes the value of a stock option is $4.19, which was determined using the Black-Scholes option-pricing formula. See “Pro Forma Data.”

	Number of Shares to be Granted or
	Purchased At Maximum of Offering Range
			Total
		As a % of	Estimated
	Number of	Common Stock	Value of
	Shares	Sold	Grants
Employee stock ownership plan (1)	56,350	7.0%	$563,500
Restricted stock awards (1)	24,150	3.0	241,500
Stock options (2)	80,500	10.0	337,295

Total	161,000	20.0%	$1,142,295

(1)	Assumes the value of Madison Bancorp common stock is $10.00 per share for purposes of determining the total estimated value of the grants.

(2)	Assumes the value of a stock option is $4.19, which was determined using the Black-Scholes option-pricing formula. See “Pro Forma Data.”
     Employment Agreements. Madison Square Federal Savings Bank currently has three-year employment agreements with Messrs. Michael P. Gavin and Ronald E. Ballard, Ms. Melody P. Kline and Ms. Kay Webster and a two-year agreement with Mr. David F. Wallace. Madison Bancorp intends to enter into employment agreements with each of Messrs. Gavin, Wallace and Ballard, Ms. Kline and Ms. Webster on terms similar to the employment agreements with the Bank. Based solely on initial cash compensation payable under the employment agreements and excluding any benefits that would be payable under any employee benefit plan, if a change in control of Madison Bancorp occurred and we terminated the executives, the total payment due under the employment agreements would be approximately $1.5 million.
     Employee Severance Compensation Plan. In connection with the conversion, we intend to adopt an employee severance compensation plan. This plan will provide severance benefits to eligible employees if there is a change in control of Madison Bancorp or Madison Square Federal Savings Bank. Based solely on compensation levels as of March 31, 2010, if a change in control occurred, and we terminated all employees covered by the severance compensation plan, the total payment due under the plan would be approximately $375,000.
The Offering Is Not Expected to Be Taxable to Persons Receiving or Exercising Subscription Rights (page ___)
     As a general matter, the offering is not expected to be a taxable transaction for purposes of federal income taxes to persons who receive or exercise subscription rights. We have received an opinion from our special counsel, Kilpatrick Stockton LLP, that, for federal income tax purposes:

•	it is more likely than not that the members of Madison Square Federal Savings Bank will not realize any income upon the issuance or exercise of subscription rights;

•	it is more likely than not that the tax basis to the purchasers in the offering will be the amount paid for our common stock, and that the holding period for shares of common stock will begin on the date of completion of the subscription offering; and

•	the holding period for shares of common stock purchased in the community offering or syndicated community offering will begin on the day after the date of completion of the purchase.
Persons Who May Order Stock in the Offering (page ___)
     Note: Subscription rights are not transferable, and persons with subscription rights may not subscribe for shares for the benefit of any other person. If you violate this prohibition, you may lose your rights to purchase shares and may face criminal prosecution and/or other sanctions.
     We have granted rights to subscribe for shares of Madison Bancorp common stock in a “subscription offering” to the following persons in the following order of priority:
1.	Persons with $50 or more on deposit at Madison Square Federal Savings Bank as of the close of business on December 31, 2008.

2.	Our employee stock ownership plan, which will provide retirement benefits to our employees.

3.	Persons (other than our directors and officers) with $50 or more on deposit at Madison Square Federal Savings Bank as of the close of business on _________ ___, 2010.

4.	Madison Square Federal Savings Bank’s depositors as of the close of business on _________ ___, 2010 who were not able to subscribe for shares under categories 1 or 3.
     If we receive subscriptions for more shares than are to be sold in this offering, we may be unable to fill or may only partially fill your order. Shares will be allocated in order of the priorities described above under a formula outlined in the plan of conversion. Generally, shares first will be allocated so as to permit each eligible subscriber, if possible, to purchase a number of shares sufficient to make the subscriber’s total allocation equal to 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining eligible subscribers whose subscriptions remain unfilled in proportion to the amounts that their respective qualifying deposits bear to the total qualifying deposits of all remaining eligible subscribers whose subscriptions remain unfilled. If we increase the number of shares to be sold above 805,000, the employee stock ownership plan will have the first priority right to purchase any shares exceeding that amount to the extent that its subscription has not previously been filled. Any shares remaining will be allocated in the order of priorities described above. See “The Conversion and Stock Offering — Subscription Offering and Subscription Rights” for a description of the allocation procedure.
     We may offer shares not sold in the subscription offering, if any, to the general public in a community offering. People and trusts for the benefit of people who are residents of Baltimore County, Harford County and Baltimore City in Maryland will be given a first preference to purchase shares in the community offering. We may, in our sole discretion, reject orders received in the community offering either in whole or in part. For example, we would reject an order submitted by a person whom we believe is making false representations or whom we believe is attempting to violate, evade or circumvent the terms and conditions of the plan of conversion. If your order is rejected in part, you cannot cancel the remainder of your order. The community offering may commence concurrently with the subscription offering or at any time thereafter and may terminate at any time without notice until [DATE 2], unless the Office of Thrift Supervision approves a later date, which will not be beyond [DATE 3].

Deadline for Ordering Stock (page ___)
     The subscription offering will end at 4:00 p.m., Eastern time, on [DATE 1]. We expect that the community offering will terminate at the same time, although it may continue for up to 45 days after the end of the subscription offering, or longer if the Office of Thrift Supervision approves a later date. No single extension may be for more than 90 days. If we extend the offering beyond [DATE 2], or if we intend to sell fewer than 595,000 shares or more than 925,750 shares, all subscribers will be notified and given the opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will return your funds promptly with interest at our passbook rate and without deduction.
Purchase Limitations (page ___)
     Our plan of conversion establishes limitations on the purchase of stock in the offering. These limitations include the following:
•	The minimum purchase is 25 shares.

•	No individual (or individuals on a single deposit account) may purchase more than $250,000 of common stock (which equals 25,000 shares) in the subscription offering.

•	No individual may purchase more than $250,000 of common stock (which equals 25,000 shares) in the community offering.

•	No individual, no individual together with any associates, and no group of persons acting in concert may purchase more than the lesser of $450,000 of common stock (which equals 45,000 shares) or 5% of the common stock sold in the offering.
     Subject to the Office of Thrift Supervision’s approval, we may increase or decrease the purchase limitations at any time.
How to Purchase Common Stock (page ___)
     If you want to place an order for shares in the offering, you must complete an original stock order and certification form and send it to us together with full payment, or deliver it in person to the stock information center located at Madison Square Federal Savings Bank’s main office, 9651 Belair Road, Baltimore, Maryland 21236. We must receive your stock order and certification form before the end of the subscription offering or the end of the community offering, as appropriate, regardless of the postmark date. Once we receive your order, you cannot cancel or change it without our consent.
     To ensure that we properly identify your subscription rights, you must list all of your deposit accounts as of the applicable eligibility date on the stock order form. If you fail to do so, your subscription may be reduced or rejected if the offering is oversubscribed. To preserve your purchase priority, only the name(s) of person(s) listed on your deposit account at the applicable date of eligibility may be listed on your order form. You may not add the names of others who were not eligible to purchase common stock in the offering on the applicable date of eligibility.
     You may pay for shares in the subscription offering or the community offering in either of the following ways:
•	By check or money order made payable to Madison Bancorp, Inc.; or

•	By authorizing withdrawal from an account at Madison Square Federal Savings Bank.
     Depositors interested in using funds in an individual retirement account with us to purchase common stock should contact the stock information center as soon as possible so that the necessary forms may be forwarded for execution and returned before the subscription offering ends. To use funds in an Individual Retirement Account at

Madison Square Federal Savings Bank, you must transfer your account to an unaffiliated institution or broker and open a self-directed Individual Retirement Account. Individual Retirement Accounts at Madison Square Federal Savings Bank are not self-directed and common stock may only be purchased using a self-directed Individual Retirement Account. Please contact your broker or financial institution as quickly as possible to determine if you may transfer your Individual Retirement Account from Madison Square Federal Savings Bank because the transfer may take several days. You may use funds currently in an independent, self-directed individual retirement account to purchase stock by having your trustee complete and return the subscription form together with a check payable to Madison Bancorp, Inc. before the expiration of the subscription offering.
     We will pay interest on your subscription funds at the rate we pay on passbook accounts, which is subject to change at any time and is currently 0.25% per annum, from the date we receive your funds until the offering is completed or terminated. All funds authorized for withdrawal from deposit accounts with us will earn interest at the applicable account rate until the offering is completed or terminated. If, as a result of a withdrawal from a certificate of deposit, the balance falls below the minimum balance requirement, the remaining funds will earn interest at our passbook rate. There will be no early withdrawal penalty for withdrawals from certificates of deposit used to pay for stock.
How We Will Use the Proceeds of this Offering (page ___)
     The following table summarizes how we will use the proceeds of this offering, based on the sale of shares at the minimum and maximum of the offering range. We expect to contribute the greater of $3.5 million or 50% of the net proceeds of the offering to Madison Square Federal Savings Bank.

	Minimum 595,000	Maximum 805,000
	Shares at $10.00	Shares at $10.00
(In thousands)	Per Share	Per Share

Offering proceeds	$5,950	$8,050
Less estimated offering expenses	(730)	(730)

Net offering proceeds	5,220	7,320

Less:
Proceeds contributed to Madison Square Federal Savings Bank	(3,500)	(3,660)
Proceeds used for loan to employee stock ownership plan	(417)	(564)

Proceeds remaining for Madison Bancorp	$1,304	$3,097

     Madison Bancorp may use the portion of the proceeds that it retains to, among other things, invest in securities, pay cash dividends or repurchase shares of common stock, subject to regulatory restrictions. Madison Square Federal Savings Bank may use the portion of the proceeds that it receives to fund new loans, open new branches, invest in securities and expand its business activities. Madison Bancorp and Madison Square Federal Savings Bank may also use the proceeds of the offering to diversify their businesses and acquire other companies, although we have no specific plans, arrangements or understandings to do so at this time. Except as described above, neither Madison Bancorp nor Madison Square Federal Savings Bank has any specific plans for the investment of the proceeds of this offering and has not allocated a specific portion of the proceeds to any particular use. For a discussion of our business reasons for undertaking this offering, see “The Conversion and Stock Offering — Reasons for the Conversion.”
Purchases by Directors and Executive Officers (page __)
     We expect that our directors and executive officers, together with their associates, will subscribe for 60,900 shares, which equals 10.2% of the shares that would be sold at the minimum of the offering range. Our directors and executive officers, together with their associates, will pay the same $10.00 price per share as everyone else who purchases shares in the offering. Like all of our depositors, our directors and executive officers and their associates have subscription rights based on their deposits and, if there is an oversubscription, their orders will be subject to the allocation provisions set forth in our plan of conversion, unless waived by the Office of Thrift Supervision.

Purchases by our directors and executive officers and their associates will count towards the minimum number of shares we must sell to close the offering.
Market for Madison Bancorp, Inc.’s Common Stock (page __)
     We intend to list the common stock of Madison Bancorp for trading on the OTC Bulletin Board. Sandler O’Neill + Partners, L.P. currently intends to become a market maker in the common stock, but it is under no obligation to do so. In addition, if needed, Sandler O’Neill + Partners, L.P. will assist us in obtaining additional market makers. We cannot assure you that other market makers will be obtained or that an active and liquid trading market for our common stock will develop or, if developed, will be maintained. After shares of the common stock begin trading, you may contact a stock broker to buy or sell shares.
Madison Bancorp, Inc.’s Dividend Policy (page __)
     After the offering, we initially do not intend to pay cash dividends. Our ability to pay dividends will depend on a number of factors, including capital requirements, regulatory limitations and our operating results and financial condition.
Delivery of Prospectus
     To ensure that each person receives a prospectus at least 48 hours before the offering deadline, we may not mail prospectuses any later than five days before such date or hand-deliver prospectuses later than two days before that date. Stock order forms may only be delivered if accompanied or preceded by a prospectus. We are not obligated to deliver a prospectus or order form by means other than U.S. mail.
     We will make reasonable attempts to provide a prospectus and offering materials to holders of subscription rights. The subscription offering and all subscription rights will expire at 4:00 p.m., Eastern time, on [DATE 1] whether or not we have been able to locate each person entitled to subscription rights.
Delivery of Stock Certificates (page ___)
     Certificates representing shares of common stock issued in the offering will be mailed to purchasers at the address provided by them on the order form as soon as practicable following completion of the offering. Until certificates for common stock are available and delivered to subscribers, subscribers may not be able to sell their shares, even though trading of the common stock will have commenced.
Stock Information Center
     If you have any questions regarding the offering, please call the stock information center at (___) ___-___ to speak to a registered representative of Sandler O’Neill + Partners, L.P. The stock information center will be open Monday through Friday, ___:___ a.m. to ___:___ p.m., Eastern time. The stock information center will be closed on weekends and bank holidays.

Risk Factors
     You should consider carefully the following risk factors before purchasing Madison Bancorp common stock.
Risks Related to Our Business
We have had losses in recent years, and if we cannot increase our income to competitive levels our stock price may be adversely affected.
We have had losses in recent years, including net losses of $855,000 and $1.7 million for the years ended March 31, 2010 and 2009, respectively. Our return on average assets was (0.59)% and (1.33)% for the years ended March 31, 2010 and 2009, respectively, and our return on average equity was (9.17)% and (16.39)% for the years ended March 31, 2010 and 2009, respectively. These returns compared to a median return on average assets of (0.52)% and a median return on average equity of (5.05)% for the most recent 12-month period for the peer group of comparable institutions utilized by Feldman Financial Advisors, Inc. in preparing our appraisal. We have identified various strategic initiatives we will pursue in our efforts to overcome these challenges and improve earnings. These strategic initiative include the following:
•	building on our strengths as a community-oriented financial institution;

•	growing our balance sheet by increasing commercial real estate and commercial business loans;

•	emphasizing lower cost core deposits to maintain low funding costs;

•	controlling noninterest expenses;

•	adding a new branch in our existing market area or a contiguous county within the next three years; and

•	expanding our market share within our primary market area.
For a detailed description of our strategic initiatives to improve earnings, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Strategy.” However, our strategic initiatives my not succeed in generating and increasing income. If we are unable to generate or increase income, our stock price may be adversely affected. Moreover, even if we are successful in generating net income, our earnings may be low for some time. In such event, our return on equity, which equals net income divided by average equity, may be below returns on equity achieved by peer institutions, which also could adversely affect our stock price.
Our increased emphasis on commercial real estate and commercial lending may expose us to increased lending risks.
     In recent years we have significantly increased our emphasis on commercial real estate and commercial lending. Commercial real estate loans increased from $2.0 million, or 2.7% of our total loans, at March 31, 2008 to $11.6 million, or 12.8% of our total loans, at March 31, 2010. Commercial loans increased from $150,000, or 0.2% of our total loans, at March 31, 2008 to $4.8 million, or 5.2% of our total loans, at March 31, 2010. Moreover, as part of our strategy to increase earnings, we will seek to continue to increase commercial real estate lending, as well as commercial lending, and intend to add commercial lending personnel to assist us in these efforts. These types of loans generally expose a lender to greater risk of non-payment and loss than single-family residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers and, for commercial construction loans, the accuracy of the estimate of the property’s value at completion of construction and the estimated cost of construction. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to single-family residential mortgage loans. Commercial business loans expose us to additional risks since they typically are made on the basis of the borrower’s ability to make repayments from the cash flow of the borrower’s business and are secured by non-real estate collateral that may depreciate over time. In addition, since such loans generally entail greater risk than single-family residential mortgage loans, we may need to increase our allowance for loan losses in the future associated with the growth of such loans. Also, many of our commercial and construction borrowers have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a single-family residential mortgage loan. In addition, because of the significant increases in commercial real estate and commercial loans in recent years, much of our portfolio of these types of loans is unseasoned, although many of these loans are to borrowers we know well and with whom we have other borrowing or deposit relationships.
Significant loan losses could require us to increase our allowance for loan losses through a charge to earnings.
     When we loan money we incur the risk that our borrowers will not repay their loans. We provide for loan losses by establishing an allowance through a charge to earnings. The amount of this allowance is based on our assessment of loan losses inherent in our loan portfolio. The process for determining the amount of the allowance is critical to our financial condition and results of operations. It requires subjective and complex judgments about the future, including forecasts of economic or market conditions that might impair the ability of our borrowers to repay their loans. We might underestimate the loan losses inherent in our loan portfolio and have loan losses in excess of the amount recorded in our allowance for loan losses. We might increase the allowance because of changing economic conditions. For example, in a rising interest rate environment, borrowers with adjustable-rate loans could see their payments increase. There may be a significant increase in the number of borrowers who are unable or unwilling to repay their loans, resulting in our charging off more loans and increasing our allowance. In addition, when real estate values decline, the potential severity of loss on a real estate-secured loan can increase significantly, especially in the case of loans with high combined loan-to-value ratios. The recent decline in the national economy and the local economies of the areas in which the loans are concentrated could result in an increase in loan delinquencies, foreclosures or repossessions resulting in increased charge-off amounts and the need for additional loan loss allowances in future periods. In addition, our determination as to the amount of our allowance for loan losses is subject to review by our primary regulator, the Office of Thrift Supervision, as part of its examination process, which may result in the establishment of an additional allowance based upon the judgment of the Office of Thrift Supervision after a review of the information available at the time of its examination. Our allowance for loan losses amounted to $605,000, or 0.67% of total loans outstanding and 88.96% of non-performing loans, at March 31, 2010. Our allowance for loan losses at March 31, 2010 may not be sufficient to cover future loan losses. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would decrease our earnings. In addition, at March 31, 2010, we had ten loan relationships with outstanding balances, net of participation interests sold, that exceeded $1.0 million, all of which were performing according to their original terms. However, the deterioration of one or more of these loans could result in a significant increase in our non-performing loans and our provision for loan losses, which would negatively impact our results of operations.
If we conclude that the decline in value of any of our investment securities is other than temporary, we are required to write down the value of that security through a charge to earnings.
     We review our investment securities portfolio at each quarter-end reporting period to determine whether the fair value is below the current carrying value. When the fair value of any of our investment securities has declined below its carrying value, we are required to assess whether the decline is other-than-temporary. If we conclude that the decline is other-than-temporary, we are required to write down the value of that security through a charge to earnings. As of March 31, 2010, our investment securities portfolio held-to-maturity included approximately 54 nonagency mortgage-backed securities with a book value of $1.1 million and an estimated fair value of $1.0 million. Changes in the expected cash flows of these securities and/or prolonged price declines may result in our concluding in future periods that the impairment of these securities is other than temporary, which would require a charge to earnings to write down theses securities to their fair value. During the year ended March 31, 2010, we wrote down these securities for an other-than-temporary impairment of $283,000. Any charges for other-than-temporary impairment would not impact cash flow, tangible capital or liquidity.
If in the future we determined to buy nonagency mortgage-backed securities, we would be exposed to increased risk of losses related to our investment portfolio.
     Under applicable laws and regulations, banks like Madison Square Federal Savings Bank have authority to invest in mortgage-backed securities, including mortgage-backed securities that are not guaranteed by the US government or an agency thereof, which could include mortgage-backed securities where the underlying loans are subprime loans, interest only loans, option adjustable-rate loans, Alt A loans or other similar mortgage loans that have higher risk characteristics. In recent years, many banks and other investors have recorded impairment charges related to their investments in these nonagency mortgage-backed securities. Our investment policy limits our authority to invest in mortgage-backed securities exclusively to mortgage-backed securities issued by Fannie Mae, Freddie Mac or Ginnie Mae, although during the year ended March 31, 2009, we accepted a redemption in-kind of our investment in a mutual fund, pursuant to which we received, among other things, nonagency mortgage-backed securities on which we subsequently recorded other-than-temporary impairment charges. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Balance Sheet Analysis — Securities.” If in the future we determined to buy nonagency mortgage-backed securities, we would be exposed to increased risk of losses related to our investment portfolio.

Our stock price may decline when trading commences.
     If you purchase shares in the offering, you may not be able to sell them at or above the $10.00 purchase price. After the shares of our common stock begin trading, the trading price of the common stock will be determined by the marketplace, and will be influenced by many factors outside of our control, including prevailing interest rates, investor perceptions, securities analyst research reports and general industry, geopolitical and economic conditions. Publicly traded stocks, including stocks of financial institutions, often experience substantial market price volatility. These market fluctuations might not be related to the operating performance of particular companies whose shares are traded. Additionally, the stock prices of some recently converted thrift institutions have declined below, and remain below, their initial offering prices.
The loss of senior management could hurt our operations.
     We rely heavily on our executive officers, Messrs. Gavin, Wallace and Ballard, Ms. Kline and Ms. Webster. The loss of one or more members of senior management could have an adverse effect on us because, as a small community bank, our senior executive officers have more responsibility than would be typical at a larger financial institution with more employees. In addition, as a small community bank, we have fewer management-level personnel who are in a position to assume the responsibilities of our senior executive officers. We have not purchased key man life insurance on our senior executive officers.
Continued turmoil in the financial markets could have an adverse effect on our financial position or results of operations.
     Beginning in 2008, United States and global financial markets experienced severe disruption and volatility, and general economic conditions have declined significantly. Adverse developments in credit quality, asset values and revenue opportunities throughout the financial services industry, as well as general uncertainty regarding the economic, industry and regulatory environment, have had a negative impact on the industry. The United States and the governments of other countries have taken steps to try to stabilize the financial system, including investing in financial institutions, and have implemented programs intended to improve general economic conditions. The U.S. Department of the Treasury created the Capital Purchase Program under the Troubled Asset Relief Program, pursuant to which the Treasury Department provided additional capital to participating financial institutions through the purchase of preferred stock or other securities. Other measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; regulatory action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. Notwithstanding the actions of the United States and other governments, there can be no assurance that these efforts will be successful in restoring industry, economic or market conditions to their previous levels and that they will not result in adverse unintended consequences. Factors that could continue to pressure financial services companies, including Madison Bancorp, are numerous and include:
•	worsening credit quality, leading among other things to increases in loan losses and reserves,

•	continued or worsening disruption and volatility in financial markets, leading among other things to continuing reductions in asset values,

•	capital and liquidity concerns regarding financial institutions generally,

•	limitations resulting from or imposed in connection with governmental actions intended to stabilize or provide additional regulation of the financial system, or

•	recessionary conditions that are deeper or last longer than currently anticipated.
The recent economic downturn could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which would lead to lower revenue, higher loan losses and lower earnings.

     Our business activities and earnings are affected by general business conditions in the United States and in our primary market area. These conditions include short-term and long-term interest rates, inflation, unemployment levels, monetary supply, consumer confidence and spending, fluctuations in both debt and equity capital markets and the strength of the economy in the United States generally and in our primary market area in particular. Recently, the national economy has experienced a general downturn, with rising unemployment levels, declines in real estate values and an erosion in consumer confidence. These economic conditions also had a negative impact on our primary market area. In addition, our primary market area has experienced a softening of the local real estate market, including reductions in local property values, and a decline in the local manufacturing industry, which employs many of our borrowers. A prolonged or more severe economic downturn, continued elevated levels of unemployment, further declines in the values of real estate, or other events that affect household and/or corporate incomes could impair the ability of our borrowers to repay their loans in accordance with their terms. Nearly all of our loans are secured by real estate or made to businesses in our primary market area, which consists of Baltimore and Harford Counties and Baltimore City in Maryland and the surrounding areas. As a result of this concentration, a prolonged or more severe downturn in the local economy could result in significant increases in non-performing loans, which would negatively impact our interest income and result in higher provisions for loan losses, which would decrease our earnings. The economic downturn could also result in reduced demand for credit or fee-based products and services, which also would decrease our revenues.
Increased and/or special FDIC assessments will hurt our earnings.
     The recent economic downturn has caused a high level of bank failures, which has dramatically increased FDIC resolution costs and led to a significant reduction in the balance of the Deposit Insurance Fund. As a result, the FDIC has significantly increased the initial base assessment rates paid by financial institutions for deposit insurance. Increases in the base assessment rate have increased our deposit insurance costs and negatively impacted our earnings. In addition, in May 2009, the FDIC imposed a special assessment on all insured institutions. Our special assessment, which was reflected in earnings for the quarter ended June 30, 2009, was $67,000. In lieu of imposing an additional special assessment, the FDIC required all institutions to prepay their assessments for all of 2010, 2011 and 2012, which for us totaled $863,000. Additional increases in the base assessment rate or additional special assessments would negatively impact our earnings.
Changing interest rates may decrease our earnings and asset value.
     Our net interest income is the interest we earn on loans and investments less the interest we pay on our deposits and borrowings. Our interest rate spread is the difference between the yield we earn on our assets and the interest rate we pay for deposits and our other sources of funding. Changes in interest rates—up or down—could adversely affect our interest rate spread and, as a result, our net interest income. Although the yield we earn on our assets and our funding costs tend to move in the same direction in response to changes in interest rates, one can rise or fall faster than the other, causing our interest rate spread to expand or contract. Our liabilities tend to be shorter in duration than our assets, so they may adjust faster in response to changes in interest rates. As a result, when interest rates rise, our funding costs may rise faster than the yield we earn on our assets, causing our interest rate spread to contract until the yield catches up. This contraction could be more severe following a prolonged period of lower interest rates, as a larger proportion of our fixed rate residential loan portfolio will have been originated at those lower rates and borrowers may be more reluctant or unable to sell their homes in a higher interest rate environment. Changes in the slope of the “yield curve”—or the spread between short-term and long-term interest rates—could also reduce our net interest margin. Normally, the yield curve is upward sloping, meaning short-term rates are lower than long-term rates. Because our liabilities tend to be shorter in duration than our assets, when the yield curve flattens or even inverts, we could experience pressure on our interest rate spread as our cost of funds increases relative to the yield we can earn on our assets. For further discussion of how changes in interest rates could impact us, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations —Risk Management — Interest Rate Risk Management.”

Strong competition within our primary market area could negatively impact our profits and slow growth.
     We face intense competition both in making loans and attracting deposits. This competition has made it more difficult for us to make new loans and attract deposits. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which would reduce net interest income. Competition also makes it more difficult to grow loans and deposits. At June 30, 2009, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held approximately 0.26% of the deposits in Baltimore County, Maryland, 1.46% of the deposits in Harford County, Maryland and 0.27% of the deposits in Baltimore City, Maryland. Most of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our primary market area. See “Our Business — Market Area” and “Our Business — Competition” for more information about our primary market area and the competition we face.
Recently enacted regulatory reform may have a material impact on our operations.
     On July 21, 2010, the President signed into law The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act restructures the regulation of depository institutions. Under the Dodd-Frank Act, the Office of Thrift Supervision will be merged into the Office of the Comptroller of the Currency, which regulates national banks. Savings and loan holding companies will be regulated by the Federal Reserve Board. The Dodd-Frank Act contains various provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. Also included is the creation of a new federal agency to administer and enforce consumer and fair lending laws, a function that is now performed by the depository institution regulators. The federal preemption of state laws currently accorded federally chartered depository institutions will be reduced as well. The Dodd-Frank Act also will impose consolidated capital requirements on savings and loan holding companies effective in five years, which will limit our ability to borrow at the holding company and invest the proceeds from such borrowings as capital in Madison Square Federal Savings Bank that could be leveraged to support additional growth. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased compliance costs resulting from possible future consumer and fair lending regulations.
We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.
     We are subject to extensive regulation, supervision and examination by the Office of Thrift Supervision, our primary federal regulator, and the Federal Deposit Insurance Corporation, as insurer of our deposits. Such regulation and supervision governs the activities in which an institution and its holding company may engage, and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Madison Square Federal Savings Bank rather than for holders of our common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.
Risks Related to this Offering
We may sell up to 925,750 shares of stock in the offering without providing you with an opportunity to change or cancel your order.
     Pursuant to the Office of Thrift Supervision conversion regulations, we are permitted to close the offering if we obtain orders for shares within the range of a minimum of 595,000 shares to a maximum, as adjusted, of 925,750 shares, without giving you further notice or the opportunity to change or cancel your order. Should we receive orders for the maximum, as adjusted, of 925,750 shares, this will result in higher pro forma pricing ratios in terms of the price to book value ratio and the price to tangible book value ratio (see “Pro Forma Data”). This may negatively affect our post-conversion trading price.
There likely will be a limited market for our common stock, which may adversely affect our stock price.
     Although we intend to list our shares of common stock for trading on the OTC Bulletin Board, our shares of common stock are not likely to be actively traded. If an active trading market for our common stock does not develop, you may not be able to sell all of your shares of common stock and the sale of a large number of shares at one time could temporarily depress the market price. There also may be a wide spread between the bid and asked price for our common stock. When there is a wide spread between the bid and asked price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.
Additional expenses following the offering from operating as a public company will adversely affect our profitability.
     Following the offering, our noninterest expenses will increase as a result of the financial accounting, legal and various other expenses usually associated with operating as a public company and complying with public company disclosure obligations, particularly those obligations imposed by the Sarbanes-Oxley Act of 2002. Compliance with the Sarbanes-Oxley Act of 2002 will require us to upgrade our accounting systems, which will increase our operating expenses and adversely affect our profitability.
We will incur additional expenses following the conversion relating to our plan to hire additional lending personnel in furtherance of our strategy to expand our lending activity.
     Part of our strategic plan is to grow our balance sheet by increasing commercial real estate and commercial business loans. To accomplish this, we anticipate that following the conversion we will add additional lending personnel. We anticipate that this initiative will enhance long-term shareholder value. However, upon the addition of new lending personnel, we will be required to make increased expenditures for salaries and employee benefits, and it may take some period of time for the new personnel to generate sufficient loan volume to offset these expenditures. Accordingly, we anticipate that, in the short term, net income will be negatively affected.
Additional expenses following the offering from the implementation of new equity benefit plans will adversely affect our profitability.
     We will recognize additional annual employee compensation and benefit expenses stemming from options and shares of common stock granted to employees, directors and executives under new benefit plans. These additional expenses will adversely affect our profitability. We cannot determine the actual amount of these new stock-related compensation and benefit expenses at this time because applicable accounting practices generally require that they be based on the fair market value of the options or shares of common stock at the date of the grant; however, we expect them to be material. We will recognize expenses for our employee stock ownership plan when shares are committed to be released to participants’ accounts and will recognize expenses for restricted stock awards and stock options generally over the vesting period of awards made to recipients. These benefit expenses in the first year following the offering have been estimated to be approximately $153,000 on a pre-tax basis at the maximum of the offering range assuming the $10.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock. For further discussion of these plans, see “Our Management — Benefit Plans.”

We have broad discretion in allocating the proceeds of the offering. Our failure to effectively utilize such proceeds would reduce our profitability.
     We intend to contribute the greater of $3.5 million or 50% of the net proceeds of the offering to Madison Square Federal Savings Bank. Madison Bancorp may use the portion of the proceeds that it retains to, among other things, invest in securities, pay cash dividends or repurchase shares of common stock, subject to regulatory restrictions. Madison Square Federal Savings Bank may use the portion of the proceeds that it receives to fund new loans, open new branches, invest in securities and expand its business activities. Madison Bancorp and Madison Square Federal Savings Bank may also use the proceeds of the offering to diversify their businesses and acquire other companies, although we have no specific plans to do so at this time. We have not allocated specific amounts of proceeds for any of these purposes, and we will have significant flexibility in determining how much of the net proceeds we apply to different uses and the timing of such applications. Our failure to utilize these funds effectively would reduce our profitability.
A significant percentage of our common stock will be held by our directors and executive officers and benefit plans.
     We expect that our directors and executive officers, together with their associates, will subscribe for 60,900 shares in the offering. In addition, we intend to establish an employee stock ownership plan that will purchase an amount of shares equal to 7% of the shares sold in the offering. As a result, upon consummation of the offering, a total of up to 102,550, or 17.2%, and 117,250, or 14.6%, of our outstanding shares will be held by our directors and executive officers and our employee stock ownership plan at the minimum and maximum of the offering range, respectively. Further, shares will be held by management following the implementation of an equity incentive plan, which we intend to implement no earlier than six months following the completion of the offering. Assuming the equity incentive plan is implemented, under the plan options are granted to and exercised by directors and executive officers for 10% of the shares sold in the conversion and restricted stock awards are made to directors and executive officers for 3% of the shares sold in the conversion and the plan is funded with shares purchased in the open market, a total of up to 179,900, or 30.2%, and 221,900, or 27.6%, of our outstanding shares will be held by our directors and executive officers and our employee stock ownership plan at the minimum and maximum of the offering range, respectively. The articles of incorporation and bylaws of Madison Bancorp contain supermajority voting provisions that require that the holders of at least 75% of Madison Bancorp’s outstanding shares of voting stock approve certain actions including, but not limited to, the amendment of certain provisions of Madison Bancorp’s articles of incorporation and bylaws. If our directors and executive officers and benefit plans were to hold more than 25% of our outstanding common stock following the completion of the offering, the shares held by these individuals and benefit plans could be voted in a manner that would ensure that the 75% supermajority needed to approve such actions could not be attained. For more information on the restrictions included in the articles of incorporation and bylaws of Madison Bancorp, see “Restrictions on the Acquisition of Madison Bancorp, Inc. and Madison Square Federal Savings Bank.”
Issuance of shares for benefit programs may dilute your ownership interest.
     We intend to adopt an equity incentive plan following the offering. If shareholders approve the new equity incentive plan, we intend to issue shares to our officers, employees and directors through this plan. If the restricted stock awards under the equity incentive plan are funded from authorized but unissued stock, your ownership interest in the shares could be diluted by up to approximately 2.91%, assuming awards of common stock equal to 3% of the shares sold in the offering are awarded under the plan. If we adopt the equity incentive plan more than one year after completion of the offering, we may elect to increase the awards of restricted stock we may grant. In such event, your ownership interest in the shares could be further diluted. If the shares issued upon the exercise of stock options under the equity incentive plan are issued from authorized but unissued stock, your ownership interest in the shares could be diluted by up to approximately 9.09%, assuming stock option grants equal to 10% of the shares sold in the offering are granted under the plan. See “Pro Forma Data” and “Our Management — Benefit Plans.”

The articles of incorporation and bylaws of Madison Bancorp, Inc. and certain laws and regulations may prevent or make more difficult certain transactions, including a sale or merger of Madison Bancorp, Inc.
     Provisions of the articles of incorporation and bylaws of Madison Bancorp, state corporate law and federal banking regulations may make it more difficult for companies or persons to acquire control of Madison Bancorp. As a result, our shareholders may not have the opportunity to participate in such a transaction and the trading price of our common stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. The factors that may discourage takeover attempts or make them more difficult include:
•	Articles of incorporation and bylaws. Provisions of the articles of incorporation and bylaws of Madison Bancorp may make it more difficult and expensive to pursue a takeover attempt that the board of directors opposes. These provisions also make more difficult the removal of current directors or management, or the election of new directors. These provisions include:
•	limitation on the right to vote shares;

•	the election of directors to staggered terms of three years;

•	provisions regarding the timing and content of shareholder proposals and nominations;

•	provisions restricting the calling of special meetings of shareholders;

•	the absence of cumulative voting by shareholders in the election of directors;

•	the removal of directors only for cause; and

•	supermajority voting requirements for changes to some provisions of the articles of incorporation and bylaws.
•	Maryland anti-takeover statute. Under Maryland law, any person who acquires more than 10% of a Maryland corporation without prior approval of its board of directors is prohibited from engaging in any type of business combination with the corporation for a five-year period. Any business combination after the five-year period would be subject to supermajority shareholder approval or minimum price requirements.

•	Office of Thrift Supervision regulations. Office of Thrift Supervision regulations prohibit, for three years following the completion of a mutual-to-stock conversion, the offer to acquire or the acquisition of more than 10% of any class of equity security of a converted institution without the prior approval of the Office of Thrift Supervision. See “Restrictions on Acquisition of Madison Bancorp, Inc.”

A Warning About Forward-Looking Statements
     This prospectus contains forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions. Forward-looking statements include:
•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.
     These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:
•	general economic conditions, either nationally or in our primary market area, that are worse than expected;

•	a continued decline in real estate values;

•	changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	legislative, regulatory or supervisory changes that adversely affect our business;

•	adverse changes in the securities markets; and

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board or the Public Company Accounting Oversight Board.
     Any of the forward-looking statements that we make in this prospectus and in other public statements we make may later prove incorrect because of inaccurate assumptions, the factors illustrated above or other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

Selected Consolidated Financial and Other Data
     The summary consolidated financial information presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1. The information at March 31, 2010 and 2009 and for the years then ended is derived in part from the audited consolidated financial statements of Madison Square Federal Savings Bank that appear elsewhere in this prospectus.

	At March 31,
	2010	2009

Financial Condition Data:
Total assets	$146,889,494	$140,431,511
Cash and cash equivalents	13,354,975	16,321,326
Investment securities available-for-sale	33,480,669	25,573,864
Investment securities held-to-maturity	2,283,707	3,210,122
Loans receivable, net	90,336,475	89,409,186
Deposits	136,965,267	129,581,391
Total equity	9,063,027	9,911,327

	For the Year Ended March 31,
	2010	2009

Operating Data:
Interest revenue	$6,321,730	$5,915,671
Interest expense	3,022,119	3,583,538
Net interest income	3,299,611	2,332,133
Provision for loan losses	242,074	213,114
Net interest income after provision for loan losses	3,057,537	2,119,019
Noninterest revenue (loss)	25,866	(222,605)
Noninterest expenses	3,938,351	3,812,359
Loss before income taxes	(854,948)	(1,915,945)
Income tax expense (benefit)	—	(198,037)
Net loss	(854,948)	(1,717,908)

	At or For the Year Ended
	March 31,
	2010	2009

Performance Ratios (1):
Return on average assets	(0.59%)	(1.33%)
Return on average equity	(9.17)	(16.39)
Interest rate spread (2)	2.24	1.73
Net interest margin (3)	2.37	1.91
Noninterest expenses to average assets	2.70	2.96
Average interest-earning assets to average interest-bearing liabilities	106.33	106.45
Average equity to average assets	6.40	8.13

Regulatory Capital Ratios:
Total risk-based capital (to risk-weighted assets)	12.3	13.7
Tier 1 capital (to risk-weighted assets)	11.5	13.2
Tier 1 capital (to adjusted total assets)	6.1	7.0

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.67	0.42
Allowance for loan losses as a percent of nonperforming loans	88.96	46.92
Net charge-offs to average outstanding loans during the period	0.02	0.01
Nonperforming loans as a percent of total loans	0.75	0.90
Nonperforming assets as a percent of total assets	0.49	0.76

Other Data:
Number of offices	5	5
Number of deposit accounts	7,186	6,881
Number of loans	1,082	1,214

(1)	With the exception of end of period ratios, all ratios are based on average daily balances during the periods.

(2)	Represents the difference between the average yield on average interest-earning assets and the average cost on average interest-bearing liabilities.

(3)	Represents net interest income as a percent of average interest-earning assets.

Recent Developments
     The summary financial information presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1. The information at March 31, 2010 is derived in part from the audited financial statements that appear in this prospectus. The data at June 30, 2010 and for the three months ended June 30, 2010 and 2009 was not audited, but in the opinion of management, reflects all adjustments necessary for a fair presentation. All of these adjustments are normal and recurring. The results of operations for the three months ended June 30, 2010 are not necessarily indicative of the results of operations that may be expected for the entire year.

	At June 30,	At March 31,
	2010	2010
	(unaudited)
Financial Condition Data:
Total assets	$150,698,780	$146,889,494
Cash and cash equivalents	21,874,232	13,354,975
Investment securities available-for-sale	29,259,920	33,480,669
Investment securities held-to-maturity	1,819,058	2,283,707
Loans receivable, net	90,189,147	90,336,475
Deposits	140,119,868	136,965,267
Total equity	9,266,173	9,063,027

	For the Three Months Ended
	June 30,
	2010	2009
	(unaudited)	(unaudited)
Operating Data:
Interest revenue	$1,547,867	1,496,616
Interest expense	602,847	881,164
Net interest income	945,020	615,452
Provision for loan losses	51,359	40,000
Net interest income after provision for loan losses	893,661	575,452
Noninterest revenue	107,392	58,667
Noninterest expenses	1,001,385	1,047,827
Loss before income taxes	(332)	(413,708)
Income tax expense (benefit)	0	0
Net loss	(332)	(413,708)

	At or For the Three Months
	Ended June 30,
	2010	2009
Performance Ratios (1):
Return on average assets	0.00%	(1.117)%
Return on average equity	(0.01)	(17.16)
Interest rate spread (2)	2.59	1.69
Net interest margin (3)	2.65	1.79
Noninterest expenses to average assets	2.69	2.96
Average interest-earning assets to average interest-bearing liabilities	106.90	107.34
Average equity to average assets	6.16	6.83

Regulatory Capital Ratios:
Total risk-based capital (to risk-weighted assets)	12.44	12.13
Tier 1 capital (to risk-weighted assets)	11.71	11.63
Tier 1 capital (to adjusted total assets)	5.93	6.55

Asset Quality Ratios:
Allowance for loan losses as a percent of total loans	0.73	0.47
Allowance for loan losses as a percent of nonperforming loans	76.09	42.70
Net charge-offs to average outstanding loans during the period	0.00	0.00
Nonperforming loans as a percent of total loans	0.95	1.09
Nonperforming assets as a percent of total assets	0.58	1.01

Other Data:
Number of offices	5	5
Number of deposit accounts	6,587	6,813
Number of loans	936	1,127

(1)	Performance ratios are annualized.

(2)	Represents the difference between the average yield on average interest-earning assets and the average cost on average interest-bearing liabilities.

(3)	Represents net interest income as a percent of average interest-earning assets.

Comparison of Financial Condition at June 30, 2010 and March 31, 2010
     Assets. Total assets increased from $146.9 million at March 31, 2010 to $150.7 million at June 30, 2010. The increase was primarily due to increases in cash and cash equivalents, which were partially offset by a decrease in investment securities available-for-sale.
     Loans. Net loans receivable decreased by $147,000, or 0.2%, from $90.3 million at March 31, 2010 to $90.2 million at June 30, 2010, primarily as a result of the net effect of a $1.4 million decrease in residential mortgage loans, a $226,000 increase in commercial real estate loans, a $285,000 increase in land loans, a $795,000 increase in residential construction loans, a $48,000 decrease in consumer loans and a $183,000 increase in commercial loans. The decrease in residential mortgage loans was primarily a result of borrowers refinancing of loans elsewhere and normal principal reductions.
     Securities. Cash and cash equivalents increased by $8.5 million, or 63.4%, from $13.4 million at March 31, 2010 to $21.9 million at June 30, 2010, as excess liquidity was invested in short-term securities including overnight deposits. Our securities available-for-sale decreased by $4.2 million, or 12.6%, from $33.5 million at March 31, 2010 to $29.3 million at June 30, 2010, as the result of certain securities being called or having matured and sales of selected securities. Our securities held-to-maturity decreased by $465,000, or 20.4%, to $1.8 million at June 30, 2010 from $2.3 million at March 31, 2010. The decrease reflects a $135,000 decrease in agency mortgage-backed securities, as repayments were received, and a decrease of $328,000 in nonagency mortgage-backed securities, as principal payments were received and the sales of certain downgraded securities. Proceeds from the sale of available-for-sale securities and held-to-maturity securities were $2.5 million and $262,000, respectively, resulting in gross gains of $68,000 and gross losses of $45,000, respectively. At June 30, 2010, we also held a $243,000 investment in the common stock of the Federal Home Loan Bank of Atlanta.
     Ground Rent. Income from ground leases remained constant.
     Deposits. Total deposits increased by $3.2 million to $140.1 million at June 30, 2010 from $137.0 million at March 31, 2010. Balances of noninterest-bearing deposits remained relatively constant at $5.2 million at June 30, 2010. Interest-bearing deposits increased by $3.2 million to $134.9 million at June 30, 2010 compared to $131.7 million at March 31, 2010. Despite our lowering of rates on deposits, there continues to be an increase in interest-bearing deposits. This may be due to customers seeking the security of FDIC-insured deposits.
     Borrowings. We had no borrowings from the Federal Home Loan Bank of Atlanta at June 30, 2010 or March 31, 2010.
Results of Operations for the Three Months Ended June 30, 2010 and 2009
     Overview. Our net loss was less than $1,000 for the three months ended June 30, 2010, compared to a net loss of $413,708 for the three months ended June 30, 2009. The net loss for the 2010 quarter included improvements in many categories but primarily increases in net interest income.
     Net Interest Income. Our net interest income benefited from falling interest rates during the three months ended June 30, 2010. Net interest income increased to $945,000 for the three months ended June 30, 2010 as compared to $615,000 for the three months ended June 30, 2009. The increase in net interest income is primarily attributable to a 90 basis point increase in our interest rate spread from 1.69% for the three months ended June 30, 2009 to 2.59% at June 30, 2010, as we continued to take advantage of decreasing market interest rates to reduce our cost of funds while limiting the decrease in yields earned on our assets. Also contributing to the increase in net interest income was a $6.7 million increase in the average balance of interest-earning assets.
     Interest on loans increased by $22,000, primarily due to an increase in the average balance of loans, and due to a slight increase in the average yield. The average balance of loans increased by $1.2 million to $90.6 million for the three months ended June 30, 2010 from $89.4 million for the three months ended June 30, 2009. The average yield on loans increased to 5.62% for the three months ended June 30, 2010 from 5.60% for the three months ended June 30, 2009.

     Interest on securities available-for-sale increased by $41,000 for the three months ended June 30, 2010 as compared to the three months ended June 30, 2009, caused by a 41 basis point decrease in the average yield offset a $6.7 million increase in the average balance of investment securities available-for-sale. Interest on securities held-to-maturity was $26,000 for the three months ended June 30, 2010 as compared to $36,000 for the three months ended June 30, 2009, due to a 2 basis point decrease in the average yield and a $700,000 decrease in the average balance of securities held-to-maturity. The decreased yield during the three months ended June 30, 2010 was related to slower accretion of the discount related to these securities.
     Interest on cash and cash equivalents was $7,000 for the three months ended June 30, 2010 as compared to $8,000 for the three months ended June 30, 2009, as a result of decreases in the average yield and the average balance of cash and cash equivalents.
     Interest on total deposits decreased to $603,000 for the three months ended June 30, 2010 from $881,000 for the three months ended June 30, 2009, as a 91 basis point decrease in the average cost of savings deposits offset an $8.2 million increase in the average balance of savings deposits. Interest on NOW and money market accounts decreased by $5,000 to $3,000 for the three months ended June 30, 2010 due to the decrease in the average cost of the deposits.
     Provision for Loan Losses. Our provision for loan losses increased from $40,000 for the three months ended June 30, 2009 to $51,000 for the three months ended June 30, 2010. At June 30, 2010, the allowance for loan losses was $658,000, or 0.73% of the total loan portfolio, compared to $605,000, or 0.67% of the total loan portfolio, at March 31, 2010. Nonaccrual loans amounted to $865,000 and $680,000 at June 30, 2010 and March 31, 2010, respectively. There were no loan charge-offs during the three months ended June 30, 2010 or the three months ended June 30, 2009. There was a recovery of $2,000 during the three months ended June 30, 2010.
     The Bank’s largest nonaccrual loan was in the amount of $608,000. In the March 2010 quarter a valuation was performed indicating a required specific reserve of $50,000 which was recorded in the March 2010 quarter. For more information about this loan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Risk Management — Analysis of Non-performing and Classified Assets.” Due to the lack of activity and payments during the quarter ended June 30, 2010, the lead bank initiated foreclosure. The foreclosure auction was held on June 15, 2010. The lead bank had the highest bid at the foreclosure sale. Ratification of the sale is anticipated to take from three to six months. The lead bank provided us with a copy of a new independent certified appraisal of the collateral, performed by an appraiser not involved in the original appraisal or market analysis performed at March 31, 2010. This appraisal was consistent with the net realizable value analysis performed in March 2010, but applied a larger discount for marketing costs and absorption factors. This resulted in a discounted value requiring a specific reserve of $106,000, the additional $56,000 of which we recorded as of June 30, 2010.
     Noninterest Revenue. Noninterest revenue increased for the three months ended June 30, 2010 to $107,000 as compared to $59,000 for the three months ended June 30, 2009. The increase during the 2010 period was primarily due to the gain on sale of certain nonagency and available-for-sale securities and increased fee income from the sale of non-deposit products.
     Noninterest Expenses. Noninterest expenses decreased by $46,000 from $1.05 million for the three months ended June 30, 2009 to $1.0 million for the three months ended June 30, 2010, primarily due to reductions in compensation expense, FDIC insurance premiums and other operation expense, which was partially offset by increases in occupancy and audit and accounting expenses.
     Income Tax Expense. For the three months ended June 30, 2010, and June 30, 2099 we incurred no income tax expense.

Use of Proceeds
     The following table shows how we intend to use the net proceeds of the offering. The actual net proceeds will depend on the number of shares of common stock sold in the offering and the actual expenses incurred in connection with the offering. Payments for shares made through withdrawals from deposit accounts at Madison Square Federal Savings Bank will reduce deposits and will not result in the receipt of new funds for investment. See “Pro Forma Data” for the assumptions used to arrive at these amounts.

							Maximum,
	Minimum of		Midpoint of		Maximum of		as Adjusted,
	Offering Range		Offering Range		Offering Range		of Offering Range
	595,000	Percent	700,000	Percent	805,000	Percent	925,750	Percent
	Shares at	of	Shares at	of	Shares at	of	Shares at	of
	$10.00	Net	$10.00	Net	$10.00	Net	$10.00	Net
(Dollars in thousands)	Per Share	Proceeds	Per Share	Proceeds	Per Share	Proceeds	Per Share	Proceeds

Offering proceeds	$5,950		$7,000		$8,050		$9,258
Less: estimated offering expenses	(730)		(730)		(730)		(730)

Net offering proceeds	5,220	100.00%	6,270	100.00%	7,320	100.00%	8,528	100.00%

Less:
Proceeds contributed to Madison Square Federal Savings Bank	(3,500)	67.0%	(3,500)	55.8%	(3,660)	50.0%	(4,264)	50.0%
Proceeds used for loan to employee stock ownership plan	(417)	8.0%	(490)	7.8%	(564)	7.7%	(648)	7.6%

Proceeds remaining for Madison Bancorp (1)	$1,304	25.0%	$2,280	36.4%	$3,097	42.3%	$3,616	42.4%

(1)	Following the completion of the stock offering and in accordance with applicable regulations, Madison Bancorp may purchase shares of its common stock in the open market in order to grant awards of restricted stock under its proposed equity incentive plan. Assuming a market price of $10.00 per share at the time of purchase, the cost of acquiring the shares would be approximately $179,000 (17,850 shares) at the minimum of the offering range, $210,000 (21,000 shares) at the midpoint of the offering range, $242,000 (24,150 shares) at the maximum of the offering range and $278,000 (27,772 shares) at the maximum, as adjusted, of the offering range and assuming we grant a number of restricted stock awards equal to 3% of the shares sold in the offering. See “Pro Forma Data” and “Our Management — Benefit Plans — Nonqualified Deferred Compensation — Future Equity Incentive Plan.”
     Madison Bancorp intends to invest the proceeds it retains from the offering initially in short-term, liquid investments. Over time, Madison Bancorp may use the proceeds it retains from the offering:
•	to invest in securities;

•	to pay dividends to shareholders;

•	to repurchase shares of its common stock, subject to regulatory restrictions;

•	for possible future investment in Madison Square Federal Savings Bank if needed to support future growth or expansion; and

•	for general corporate purposes.
     The specific amounts of net proceeds to be allocated in the future to each of the uses described above have not been determined, is subject to change and will depend on capital requirements, regulatory limitations, future expansion opportunities and our operating results and financial condition.
     Under current Office of Thrift Supervision regulations, Madison Bancorp may not repurchase shares of its common stock during the first year following the offering, except to fund shareholder-approved equity benefit plans or, with prior regulatory approval, when extraordinary circumstances exist.

     We expect to contribute the greater of $3.5 million or 50% of the net proceeds of the offering to Madison Square Federal Savings Bank. Madison Square Federal Savings Bank may use the proceeds that it receives from the offering, which is shown in the table above as the amount contributed to Madison Square Federal Savings Bank:
•	to fund new loans;

•	to invest in securities;

•	subject to the receipt of regulatory approval, to finance the possible expansion of its business activities through the establishment of new branch offices and/or the acquisition of other financial institutions or financial services companies; while we intend to open a new branch office in our current market area or a contiguous county in the next three years, we currently have no definitive plans, arrangements, understandings or commitments regarding potential branch office expansion or acquisition opportunities; and

•	for general corporate purposes.
     Except as described above, neither Madison Bancorp nor Madison Square Federal Savings Bank has any specific plans, arrangements or understandings for the investment of the proceeds of this offering and has not allocated a specific portion of the proceeds to any particular use. The specific amounts of net proceeds to be allocated in the future to each of the uses described above have not been determined, is subject to change and will depend on capital requirements, regulatory limitations, future expansion opportunities and our operating results and financial condition. For a discussion of our business reasons for undertaking the offering, see “The Conversion and Stock Offering — Reasons for the Conversion.”
Our Dividend Policy
     Following the offering, our board of directors initially does not intend to pay cash dividends.
     In the future, the board of directors may declare and pay regular cash dividends and/or periodic special cash dividends in addition to, or in lieu of, regular cash dividends. In determining whether to declare or pay any dividends, whether regular or special, the board of directors will take into account our financial condition and results of operations, tax considerations, capital requirements, industry standards, and economic conditions. We will also consider the regulatory restrictions that affect the payment of dividends by Madison Square Federal Savings Bank to us, discussed below.
     Madison Bancorp is subject to Maryland law, which generally permits a corporation to pay dividends on its common stock unless, after giving effect to the dividend, the corporation would be unable to pay its debts as they become due in the usual course of its business or the total assets of the corporation would be less than its total liabilities.
     Madison Bancorp will not be subject to Office of Thrift Supervision regulatory restrictions on the payment of dividends. However, our ability to pay dividends may depend, in part, upon dividends we receive from Madison Square Federal Savings Bank because we initially will have no source of income other than dividends from Madison Square Federal Savings Bank and earnings from the investment of the net proceeds from the offering that we retain. Office of Thrift Supervision regulations limit dividends and other distributions from Madison Square Federal Savings Bank to us. Madison Square Federal Savings Bank may not declare or pay a cash dividend on its capital stock if its effect would be to reduce the regulatory capital of Madison Square Federal Savings Bank below the amount required for the liquidation account to be established as required by our plan of conversion. No insured depository institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized. See “Regulation and Supervision — Regulation of Federal Savings Associations — Limitation on Capital Distributions” and “The Conversion and Stock Offering —Effects of Conversion to Stock Form — Liquidation Account.”
     Any payment of dividends by Madison Square Federal Savings Bank to us that would be deemed to be drawn out of Madison Square Federal Savings Bank’s bad debt reserves would require Madison Square Federal Savings Bank to pay federal income taxes at the then current income tax rate on the amount deemed distributed. See

“Federal and State Taxation —Federal Income Taxation.” We do not contemplate any distribution by Madison Square Federal Savings Bank that would result in this type of tax liability.
     In addition, Madison Bancorp may not make a distribution that would constitute a return of capital during the three-year term of the business plan submitted in connection with the offering.
Market for the Common Stock
     We have not previously issued common stock and there is currently no established market for the common stock. We intend to list our common stock for trading on the OTC Bulletin Board upon completion of the offering. Sandler O’Neill + Partners, L.P. intends to become a market maker in our common stock following the offering, but it is under no obligation to do so. We cannot assure you that an active and liquid trading market for the common stock will develop or, if developed, will be maintained.
     The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of our common stock at any particular time may be limited, which may have an adverse effect on the price at which our common stock can be sold. There can be no assurance that persons purchasing the common stock will be able to sell their shares at or above the $10.00 price per share in the offering. Purchasers of our common stock should recognize that there likely will be a limited trading market in the common stock and, therefore, should have the financial ability to withstand a longer-term investment horizon.

Capitalization
     The following table presents the historical capitalization of Madison Square Federal Savings Bank at March 31, 2010 and the capitalization of Madison Bancorp reflecting the offering (referred to as “pro forma” information). The pro forma capitalization gives effect to the assumptions listed under “Pro Forma Data,” based on the sale of the number of shares of common stock indicated in the table. This table does not reflect the issuance of additional shares as a result of the exercise of options granted under the proposed equity incentive plan. A change in the number of shares to be issued in the offering may materially affect pro forma capitalization. We are offering our common stock on a best efforts basis. We must sell a minimum of 595,000 shares to complete the offering.

		Pro Forma
		Capitalization Based Upon the Sale of
		595,000	700,000	805,000	925,750
	Capitalization	Shares at	Shares at	Shares at	Shares at
	as of	$10.00	$10.00	$10.00	$10.00
	March 31, 2010	Per Share	Per Share	Per Share	Per Share
	(Dollars in thousands)
Deposits (1)	$136,965	$136,965	$136,965	$136,965	$136,965
Borrowings	—	—	—	—	—

Total deposits and borrowed funds	$136,965	$136,965	$136,965	$136,965	$136,965

Shareholders’ equity:
Preferred stock:
1,000,000 shares, $0.01 par value per share, authorized; none issued or outstanding	$—	$—	$—	$—	$—

Common stock:
10,000,000 shares, $0.01 par value per share, authorized; specified number of shares assumed to be issued and outstanding (2)	—	6	7	8	9

Additional paid-in capital	—	5,214	6,263	7,312	8,518
Retained earnings (3)	8,904	8,904	8,904	8,904	8,904

Accumulated other comprehensive income	159	159	159	159	159
Less:
Common stock acquired by employee stock ownership plan (4)	—	(417)	(490)	(564)	(648)
Common stock to be acquired by equity incentive plan (5)	—	(179)	(210)	(242)	(278)

Total shareholders’ equity	$9,063	$13,688	$14,633	$15,578	$16,665

Shareholders’ equity to assets (1)	6.17%	9.03%	9.60%	10.15%	10.79%

(1)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the offering. Withdrawals to purchase common stock will reduce pro forma deposits and assets by the amounts of the withdrawals.

(2)	Reflects total issued and outstanding shares of 595,000, 700,000, 805,000 and 925,750 at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively.

(3)	Retained earnings are restricted by applicable regulatory capital requirements.

(4)	Assumes that 7% of the common stock sold in the offering will be acquired by the employee stock ownership plan in the offering with funds borrowed from Madison Bancorp. Under generally accepted accounting principles, the amount of common stock to be purchased by the employee stock ownership plan represents unearned compensation and is, accordingly, reflected as a reduction of capital and a liability to the employee stock ownership plan. As shares are released to plan participants’ accounts, a compensation expense will be charged, along with related tax benefit, and a reduction in the charge against capital will occur in the amount of the compensation expense recognized. Since the funds are borrowed from Madison Bancorp, the borrowing will be eliminated in consolidation and no liability or interest expense will be reflected in the financial statements of Madison Bancorp. The loan will be repaid principally through Madison Square Federal Savings Bank’s contributions to the employee stock ownership plan and dividends payable on common stock, if any, held by the plan over the anticipated 15-year term of the loan. See “Our Management — Benefit Plans — Employee Stock Ownership Plan.”

(5)	Assumes the purchase in the open market at $10.00 per share, for restricted stock awards under the proposed equity incentive plan, of a number of shares equal to 3% of the shares of common stock sold in the offering. The shares are reflected as a reduction of shareholders’ equity. The equity incentive plan will be submitted to shareholders for approval at a meeting following the offering. See “Risk Factors — Issuance of shares for benefit programs may dilute your ownership interest,” “Pro Forma Data” and “Our Management — Benefit Plans — Future Equity Incentive Plan.”

Regulatory Capital Compliance
     At March 31, 2010, Madison Square Federal Savings Bank exceeded all regulatory capital requirements. The following table presents Madison Square Federal Savings Bank’s capital position relative to its regulatory capital requirements at March 31, 2010, on a historical and a pro forma basis. The table reflects receipt by Madison Square Federal Savings Bank of the greater of $3.5 million or 50% of the net proceeds of the offering. For purposes of the table, the amount expected to be borrowed by the employee stock ownership plan is deducted from pro forma regulatory capital. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see “Use of Proceeds,” “Capitalization” and “Pro Forma Data.” The definitions of the terms used in the table are those provided in the capital regulations issued by the Office of Thrift Supervision. For a discussion of the capital standards applicable to Madison Square Federal Savings Bank, see “Regulation and Supervision — Regulation of Federal Savings Associations — Capital Requirements.”

			Pro Forma at March 31, 2010
									Maximum, as
			Minimum of		Midpoint of		Maximum of		Adjusted, of
			Offering Range		Offering Range		Offering Range		Offering Range
	Historical at		595,000 Shares		700,000 Shares		805,000 Shares		925,750 Shares
	March 31, 2010		At $10.00 Per Share		At $10.00 Per Share		At $10.00 Per Share		At $10.00 Per Share
		Percent		Percent		Percent		Percent		Percent
		of		of		of		of		of
	Amount	Assets (1)	Amount	Assets	Amount	Assets	Amount	Assets	Amount	Assets
	(Dollars in thousands)
Total capital under generally accepted accounting principles	$9,063	6.17%	$12,147	8.07%	$12,073	8.03%	$12,160	8.07%	$12,679	8.39%
Tangible Capital:
Capital level (2)	$8,900	6.07%	$11,984	7.98%	$11,910	7.93%	$11,997	7.98%	$12,516	8.29%
Requirement	2,200	1.50	2,253	1.50	2,253	1.50	2,255	1.50	2,264	1.50

Excess	$6,700	4.57%	$9,731	6.48%	$9,657	6.43%	$9,742	6.48%	$10,252	6.79%

Core Capital:
Capital level (2)	$8,900	6.07%	$11,984	7.98%	$11,910	7.93%	$11,997	7.98%	$12,516	8.29%
Requirement	5,867	4.00	6,007	4.00	6,007	4.00	6,013	4.00	6,037	4.00

Excess	$3,033	2.07%	$5,977	3.98%	$5,903	3.93%	$5,984	3.98%	$6,479	4.29%

Tier 1 Risk-Based Capital:
Capital level	$8,900	11.53%	$11,984	15.39%	$11,910	15.30%	$11,997	15.40%	$12,516	16.04%
Requirement	3,087	4.00	3,115	4.00	3,115	4.00	3,116	4.00	3,121	4.00

Excess	$5,813	7.53%	$8,869	11.39%	$8,795	11.30%	$8,881	11.40%	$9,395	12.04%

Total Risk-Based Capital:
Total risk-based capital (3)	$9,458	12.26%	$12,542	16.11%	$12,468	16.01%	$12,555	16.12%	$13,074	16.76%
Requirement	6,173	8.00	6,229	8.00	6,229	8.00	6,232	8.00	6,242	8.00

Excess	$3,285	4.26%	$6,313	8.11%	$6,239	8.01%	$6,323	8.12%	$6,832	8.76%

Reconciliation of capital infusion to Madison Square Federal Savings Bank:
Net proceeds of offering			$5,220		$6,270		$7,320		$8,528

Proceeds to Madison Square Federal Savings Bank			3,500		3,500		3,660		4,264
Less: stock acquired by ESOP			(417)		(490)		(564)		(648)

Pro forma increase in GAAP and regulatory capital			$3,083		$3,010		$3,096		$3,616

(1)	Tangible capital and core capital levels are shown as a percentage of adjusted total assets of $146.7 million. Risk-based capital levels are shown as a percentage of risk-weighted assets of $77.2 million.

(2)	See note 12 of the notes to consolidated financial statements for further information regarding our tangible capital, core capital, Tier 1 risk-based capital and total risk-based capital ratios.

(3)	Pro forma amounts and percentages assume net proceeds are invested in assets that carry a 20% risk-weighting.

Pro Forma Data
     The following tables show information about our net income and shareholders’ equity reflecting the sale of common stock in the offering. The information provided illustrates our pro forma net income and shareholders’ equity based on the sale of common stock at the minimum of the offering range, the midpoint of the offering range, the maximum of the offering range and the maximum, as adjusted, of the offering range. The actual net proceeds from the sale of the common stock cannot be determined until the offering is completed. Net proceeds indicated in the following tables are based upon the following assumptions:
•	All shares of stock will be sold in the subscription and community offerings;

•	Our employee stock ownership plan will purchase a number of shares equal to 7% of the shares sold in the offering with a loan from Madison Bancorp that will be repaid in equal installments over 15 years;

•	Sandler O’Neill + Partners, L.P. will receive a success fee equal to $140,000; and

•	Total expenses of the offering, excluding fees paid to Sandler O’Neill + Partners, L.P., will be approximately $590,000.
     Actual expenses may vary from this estimate.
     Pro forma net income for the year ended March 31, 2010 has been calculated as if the offering were completed at the beginning of the period, and the net proceeds had been invested at 1.02% for the year ended March 31, 2010, which represents the two-year treasury rate at March 31, 2010. We believe that the two-year treasury rate at March 31, 2010 represents a more realistic yield on the investment of the offering proceeds than the arithmetic average of the weighted average yield earned on our interest-earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate required to be assumed by Office of Thrift Supervision regulations.
     A pro forma after-tax return of 0.67% is used for the year ended March 31, 2010, after giving effect to a combined federal and state income tax rate of 34% for the period. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the number of shares of common stock indicated in the tables.
     When reviewing the following tables you should consider the following:
•	The final column gives effect to a 15% increase in the offering range, which may occur without any further notice if Feldman Financial Advisors, Inc. increases its appraisal to reflect the results of this offering, changes in our financial condition or results of operations or changes in market conditions after the offering begins. See “The Conversion and Stock Offering — How We Determined the Offering Range and the $10.00 Per Share Purchase Price.”

•	Since funds on deposit at Madison Square Federal Savings Bank may be withdrawn to purchase shares of common stock, the amount of funds available for investment will be reduced by the amount of withdrawals for stock purchases. The pro forma tables do not reflect withdrawals from deposit accounts.

•	Historical per share amounts have been computed as if the shares of common stock expected to be issued in the offering had been outstanding at the beginning of the period covered by the table. However, neither historical nor pro forma shareholders’ equity has been adjusted to reflect the investment of the estimated net proceeds from the sale of the shares in the offering, the additional employee stock ownership plan expense or the proposed equity incentive plan.

•	Pro forma shareholders’ equity (“book value”) represents the difference between the stated amounts of our assets and liabilities. Book value amounts do not represent fair market values or amounts available for distribution to shareholders in the unlikely event of liquidation. The amounts shown do not reflect the federal income tax consequences of the restoration to income of Madison Square Federal Savings Bank’s special bad debt reserves for income tax purposes or give effect to the liquidation account in the unlikely event of liquidation. See “Federal and State Taxation” and “The Conversion and Stock Offering — Effects of Conversion to Stock Form — Liquidation Account.”
•	The amounts shown as pro forma shareholders’ equity per share do not represent possible future price appreciation of our common stock.
     The following pro forma data may not represent the actual financial effects of the offering or our operating results after the offering. The pro forma data relies exclusively on the assumptions outlined above and in the notes to the pro forma tables. The pro forma data does not represent the fair market value of our common stock, the current fair market value of our assets or liabilities, or the amount of money that would be available for distribution to shareholders if we are liquidated after the offering.

     We are offering our common stock on a best efforts basis. We must sell a minimum of 595,000 shares to complete the offering.

	At or For the Year Ended March 31, 2010
				Maximum, as
	Minimum of	Midpoint of	Maximum of	Adjusted, of
	Offering	Offering	Offering	Offering
	Range	Range	Range	Range
	595,000	700,000	805,000	925,750
	Shares	Shares	Shares	Shares
	at $10.00	at $10.00	at $10.00	at $10.00
	Per Share	Per Share	Per Share	Per Share
	(Dollars in thousands)
Gross proceeds	$5,950	$7,000	$8,050	$9,258
Less: estimated offering expenses	(730)	(730)	(730)	(730)
Estimated net conversion proceeds	5,220	6,270	7,320	8,528
Less: common stock acquired by employee stock ownership plan (1)	(417)	(490)	(564)	(648)
Less: common stock to be acquired by equity incentive plan (2)	(179)	(210)	(242)	(278)

Net investable proceeds	$4,625	$5,570	$6,515	$7,602

Pro Forma Net Income:

Pro forma net income (loss):
Historical	$(855)	$(855)	$(855)	$(855)
Pro forma income on net investable proceeds	31	37	44	51
Less: pro forma employee stock ownership plan adjustments (1)	(18)	(22)	(25)	(29)
Less: pro forma restricted stock award expense (2)	(24)	(28)	(32)	(37)
Less: pro forma stock option expense (3)	(46)	(54)	(62)	(71)

Pro forma net income (loss)	$(912)	$(922)	$(930)	$(941)

Pro forma net income (loss) per share:
Historical	$(1.54)	$(1.30)	$(1.13)	$(0.98)
Pro forma income on net investable proceeds	0.06	0.06	0.06	0.06
Less: pro forma employee stock ownership plan adjustments (1)	(0.03)	(0.03)	(0.03)	(0.03)
Less: pro forma restricted stock award expense (2)	(0.04)	(0.04)	(0.04)	(0.04)
Less: pro forma stock option expense (3)	(0.09)	(0.09)	(0.09)	(0.09)

Pro forma net income (loss) per share	$(1.64)	$(1.41)	$(1.24)	$(1.09)

Offering price as a multiple of pro forma net income per share	NM	NM	NM	NM

Number of shares used to calculate pro forma net income per share (4)	556,127	654,267	752,407	865,268

Pro Forma Shareholders’ Equity:

Pro forma shareholders’ equity (book value) (4):
Historical	$9,063	$9,063	$9,063	$9,063
Estimated net proceeds	5,220	6,270	7,320	8,528
Less: common stock acquired by employee stock ownership plan (1)	(417)	(490)	(564)	(648)
Less: common stock to be acquired by equity incentive plan (2)	(179)	(210)	(242)	(278)

Pro forma shareholders’ equity	$13,688	$14,633	$15,578	$16,665

Pro forma shareholders’ equity per share (4):
Historical	$15.23	$12.95	$11.27	$9.79
Estimated net proceeds	8.77	8.96	9.09	9.21
Less: common stock acquired by employee stock ownership plan (1)	(0.70)	(0.70)	(0.70)	(0.70)
Less: common stock to be acquired by equity incentive plan (2)	(0.30)	(0.30)	(0.30)	(0.30)

Pro forma shareholders’ equity per share	$23.01	$20.90	$19.35	$18.00

Offering price as a percentage of pro forma shareholders’ equity per share	43.5%	47.8%	51.7%	55.6%

Number of shares used to calculate pro forma shareholders’ equity per share (4)	595,000	700,000	805,000	925,750

(footnotes on pages __ and __)

(1)	Assumes that the employee stock ownership plan will acquire a number of shares of stock equal to 7% of the shares sold in the offering (41,650, 49,000, 56,350 and 64,802) shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively). The employee stock ownership plan will borrow the funds to acquire these shares from the net offering proceeds retained by Madison Bancorp. The amount of this borrowing has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds. This borrowing will have an interest rate equal to the prime rate as published in The Wall Street Journal, which is currently 3.25%, and a term of 15 years. Madison Square Federal Savings Bank intends to make contributions to the employee stock ownership plan in amounts at least equal to the principal and interest requirement of the debt. Interest income that Madison Bancorp will earn on the loan will offset the interest expense paid on the loan by Madison Square Federal Savings Bank. As the debt is paid down, shares will be released for allocation to participants’ accounts and shareholders’ equity will be increased. The adjustment to pro forma net income for the employee stock ownership plan reflects the after-tax compensation expense associated with the plan. Applicable accounting principles require that compensation expense for the employee stock ownership plan be based upon the market value of shares committed to be released and that unallocated shares be excluded from earnings per share computations. An equal number of shares (1/15 of the total, based on a 15-year loan) will be released each year over the term of the loan. The valuation of shares committed to be released would be based upon the average market value of the shares during the year, which, for purposes of this calculation, was assumed to be equal to the $10.00 per share purchase price. If the average market value per share is greater than $10.00 per share, total employee stock ownership plan expense would be greater. See “Our Management — Benefit Plans — Employee Stock Ownership Plan.”

(2)	Assumes that Madison Bancorp will purchase in the open market a number of shares of stock equal to 3% of the shares sold in the offering (17,850, 21,000, 24,150 and 27,772 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively), that will be reissued as restricted stock awards under an equity incentive plan to be adopted following the offering. Purchases will be funded with cash on hand at Madison Bancorp or with dividends paid to Madison Bancorp by Madison Square Federal Savings Bank. The cost of these shares has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds. In calculating the pro forma effect of the restricted stock awards, it is assumed that the required shareholder approval has been received, that the shares used to fund the awards were acquired at the beginning of the respective period and that the shares were acquired at the $10.00 per share purchase price. The issuance of authorized but unissued shares of the common stock instead of shares repurchased in the open market would dilute the ownership interests of existing shareholders by approximately 2.91%. The adjustment to pro forma net income for the restricted stock awards reflects the after-tax compensation expense associated with the awards. It is assumed that the fair market value of a share of Madison Bancorp common stock was $10.00 at the time the awards were made, that shares of restricted stock issued under the equity incentive plan vest 20% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20% of the value of the shares awarded was an amortized expense during each year, and that the combined federal and state income tax rate was 34%. If the fair market value per share is greater than $10.00 per share on the date shares are awarded under the equity incentive plan, total equity incentive plan expense would be greater.

(3)	The adjustment to pro forma net income for stock options reflects the after-tax compensation expense associated with the stock options that may be granted under the equity incentive plan expected to be adopted following the offering. If the equity incentive plan is approved by shareholders, a number of shares equal to 10% of the number of shares sold in the offering (59,500, 70,000, 80,500 and 92,575 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively) will be reserved for future issuance upon the exercise of stock options that may be granted under the plan. Using the Black-Scholes option-pricing formula, the options are assumed to have a value of $4.19 for each option, based on the following assumptions: exercise price, $10.00; trading price on date of grant, $10.00; dividend yield, 0%; expected life, 10 years; expected volatility, 21.86%; and risk-free interest rate, 3.84%. Because there currently is no market for Madison Bancorp common stock, the assumed expected volatility is based on the SNL Index for all publicly-traded thrifts. The dividend yield is assumed to be 0% because there is no history of dividend payments and the board of directors has not expressed an intention to commence dividend payments upon completion of the offering. It is assumed that stock options granted under the equity incentive plan vest 20% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20% of the value of the options awarded is an amortized expense during each year, that 25% of the options awarded are non-qualified options and that the combined federal and state income tax rate is 34%. If the fair market value per share is different than $10.00 per share on the date options are awarded under the equity incentive plan, or if the assumptions used in the option-pricing formula are different from those used in preparing this pro forma data, the value of the stock options and the related expense would be different. Applicable accounting standards do not prescribe a specific valuation technique to be used to estimate the fair value of employee stock options. Madison Bancorp may use a valuation technique other than the Black-Scholes option-pricing formula and that technique may produce a different value. The issuance of authorized but unissued shares of common stock to satisfy option exercises instead of shares repurchased in the open market would dilute the ownership interests of existing shareholders by approximately 9.09%.

(4)	The number of shares used to calculate pro forma net income per share is equal to the total number of shares to be outstanding upon completion of the offering, less the number of shares purchased by the employee stock ownership plan not committed to be released within six months or one year following the offering. The number of shares used to calculate pro forma shareholders’ equity per share equals the total number of shares to be outstanding upon completion of the offering.

Our Business
General
     Madison Bancorp, a Maryland corporation, was incorporated on May 17, 2010 to become the holding company for Madison Square Federal Savings Bank upon completion of the conversion. Before the completion of the conversion, Madison Bancorp has not engaged in any significant activities other than organizational activities. Following completion of the conversion, Madison Bancorp’s business activity will be the ownership of the outstanding capital stock of Madison Square Federal Savings Bank. Madison Bancorp will not own or lease any property but will instead use the premises, equipment and other property of Madison Square Federal Savings Bank with the payment of appropriate rental fees, as required by applicable law and regulations, under the terms of an expense allocation agreement that Madison Bancorp and Madison Square Federal Savings Bank will enter into upon completion of the conversion. The expense allocation agreement generally provides that Madison Bancorp will pay to Madison Square Federal Savings Bank, on a quarterly basis, fees for its use of Madison Square Federal Savings Bank’s premises, furniture, equipment and employees in an amount to be determined by the board of directors of Madison Bancorp and Madison Square Federal Savings Bank. Such fees shall not be less than the fair market value received for such goods or services. In addition, Madison Bancorp and Madison Square Federal Savings Bank will also enter into a tax allocation agreement upon completion of the conversion as a result of their status as members of an affiliated group under the Internal Revenue Code. The tax allocation agreement generally provides that Madison Bancorp will file consolidated federal tax income returns with Madison Square Federal Savings Bank and its subsidiaries. The tax allocation agreement also formalizes procedures for allocating the consolidated tax liability of the group among its members and establishes procedures for the future payments by Madison Square Federal Savings Bank to Madison Bancorp for tax liabilities attributable to Madison Square Federal Savings Bank and its subsidiaries. In the future, Madison Bancorp may acquire or organize other operating subsidiaries; however, there are no current plans, arrangements, agreements or understandings, written or oral, to do so.
     Founded in 1870, Madison Square Federal Savings Bank is a community-oriented financial institution, dedicated to serving the financial service needs of customers and businesses within its market area, which consists of Baltimore and Harford Counties and northeast Baltimore City in Maryland. We offer a variety of deposit products and provide loans secured by real estate located in our market area. Our real estate loans consist primarily of residential mortgage loans, as well as commercial real estate loans, land loans, home equity lines of credit and residential construction loans. We also offer commercial business loans and, to a limited extent, consumer loans. We currently operate out of our corporate headquarters and main office in the Perry Hall area of Baltimore County and full service branch offices located in Perry Hall, Fallston, Bel Air and Baltimore City, Maryland. We are subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, our primary federal regulator, and the Federal Deposit Insurance Corporation, our deposit insurer. At March 31, 2010, we had total assets of $146.9 million, total deposits of $137.0 million and total equity of $9.1 million.
     Our website address is www.madisonsquarefsb.com. Information on our website should not be considered a part of this prospectus.
Market Area
     We are headquartered in Baltimore, Maryland. We consider the northeast Maryland corridor along I-95 to the Delaware line to be our primary market area, consisting of Baltimore and Harford Counties and Baltimore City, Maryland, and the surrounding areas. The economy of our market area is a diverse cross section of employment sectors, with a mix of services, manufacturing, wholesale/retail trade, federal and local government, health care facilities and finance related employment. This diversification helped to mitigate the impact of the economic recession experienced over the last two years, as Maryland’s seasonable adjusted unemployment rose from 4.6% in September of 2008 to 7.2% by September of 2009, which remained well below the national seasonably adjusted unemployment rate which rose from 6.2% in September of 2008 to 9.7% by September of 2009 (Source: Maryland Department of Labor, Licensing and Regulation). Select employers in Baltimore County include the U.S. Social Security Administration, T. Rowe Price Group, McCormick & Company and Lockheed Martin, while Aberdeen Proving Grounds (APG) is a major employer both in the military and civilian capacity in Harford County. Going forward, Harford County and the entire Baltimore metropolitan area will benefit from final congressional approval of the Base Realignment or Closure Commission’s (BRAC) decision to shift an additional 8,000 U.S. Department of Defense jobs to APG according to the Maryland Department of Planning BRAC report issued in December 2006.
     Demographic and economic growth trends provide key insight into the health of our market area. The following table sets forth information regarding the distribution of our loans and deposits and demographic information for the counties in our market area, including Baltimore City, and the State of Maryland. The demographic information is based on published statistics of the US Census Bureau.

	Baltimore	Baltimore	Hartford
	City	County	County	Maryland

Loans by County (in millions) (1)	$10.1	$35.5	$33.1
Deposits by County (in millions) (1)	25.9	55.8	44.5
Unemployment rate (2)	10.6%	8.0%	8.1%	7.7%
Median household income (3)	$40,087	$63,078	$76,620	$70,482
Population growth (decline) (4)	(2.1)%	4.7%	10.9%	7.6%

(1)	At March 31, 2010.

(2)	March 2010.

(3)	For 2008.

(4)	From April 2000 to July 2009.
     If the population of Baltimore City continues to decline, it could negatively affect our deposit and loan volumes. However, we maintain only a single branch in Baltimore City, and Baltimore City accounted for only 18.9% of our total deposits and 11.1% of our total loans. As a result, we expect the adverse effect on our loan and deposit volumes of any future population declines in Baltimore City to be limited.
Competition
     We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the many financial institutions operating in our primary market area and from other financial service companies such as securities brokerage firms, credit unions and insurance companies. We also face competition for investors’ funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2009, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held approximately 0.26% of the deposits in Baltimore County, Maryland, 1.46% of the deposits in Harford County, Maryland and 0.27% of the deposits in Baltimore City, Maryland. This data does not reflect deposits held by credit unions with which we also compete. In addition, banks owned by large national and regional holding companies and other community-based banks also operate in our primary market area. Most of these institutions are larger than us and, therefore, may have greater resources.
     Our competition for loans comes primarily from financial institutions, including credit unions, in our primary market area and from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from non-depository financial services companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.
     We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet, and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law now permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities
     General. The largest segment of our loan portfolio is real estate mortgage loans, consisting of residential mortgage loans, and, to a lesser extent, commercial real estate loans, land loans, home equity lines of credit and residential construction loans. We also offer commercial business loans and, to a limited extent, consumer loans. We originate loans primarily for investment purposes, and currently do not sell residential mortgage loans into the secondary market. Occasionally, we sell participation interests in certain loans that exceed our regulatory limit on loans to one borrower.
     We intend to continue to emphasize residential lending, while also seeking to expand our commercial real estate and commercial business lending activities with a focus on serving small businesses and emphasizing relationship banking in our primary market area. We do not offer, and have not offered, sub-prime, no-documentation mortgage loans or Alt-A mortgage loans.
     The following is a description of the loans we offer and our lending policies. On occasion, as described below, we may choose to originate a loan that does not conform in every particular with our loan policies. However, such exceptions are extremely rare and immaterial. Any exceptions to our loan policies must be approved by the individuals or committee having authority to approve a comparable loan that conformed fully with our lending policies. For information regarding loan approval procedures and authority, see “Loan Underwriting—Loan Approval Procedures and Authority.”
     Residential Loans. At March 31, 2010, we had $64.6 million in residential loans, which represented 71.1% of our total loan portfolio. Our origination of residential mortgage loans enables borrowers to purchase or refinance existing homes located in our primary market area.
     Our residential lending policies and procedures generally conform to secondary market guidelines. We offer a mix of adjustable rate mortgage loans and fixed-rate mortgage loans with terms of up to 30 years. Borrower demand for adjustable-rate loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to an initially discounted interest rate and loan fees for multi-year adjustable-rate mortgages. The relative amount of fixed-rate mortgage loans and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. We determine the loan fees, interest rates and other provisions of mortgage loans based on our own pricing criteria and competitive market conditions.
     While residential real estate loans are normally originated with 15- or 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans on a regular basis. We do not offer residential mortgage loans with negative amortization, and we have made a very limited number of interest only residential mortgage loans in cases where the borrower had unusually favorable income or collateral characteristics.
     Interest rates and payments on our adjustable-rate mortgage loans adjust for periods ranging from every month to up to 10 years, with most adjusting every one, three or five years after an initial fixed period that, in most cases, is one, three or five years. Interest rates and payments on our adjustable-rate loans are indexed to the corresponding U.S. Treasury Bill rate, except that loans that adjust monthly are indexed to the prime rate.
     We do not make owner occupied residential real estate loans with loan-to-value ratios exceeding 80%, except when there are exceptional income or credit characteristics on the loan. Loans with loan-to-value ratios in excess of 80% require private mortgage insurance, and if there is no private mortgage insurance, the interest rate and points we charge for the loan may be increased by the cost of private mortgage insurance premiums. In addition, under current lending policies, non-owner occupied residential real estate loan-to-value ratios may not exceed 65%. We require all properties securing mortgage loans to be appraised by a board-approved independent appraiser. We also require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for all loans located in flood hazard areas. We do not make loans generally known as subprime loans or Alt A loans.
     Included in residential mortgage loans are second mortgage loans. Second mortgage loans are made at fixed rates for terms of up to 20 years. We do not offer second mortgage loans with loan-to-value ratios exceeding 80%, including any first mortgage loan balance, except when there are exceptional income or credit characteristics on the loan. Second mortgage loans totaled $8.2 million at March 31, 2010 and represented 12.7% of residential mortgage loans at such date.

     Commercial Real Estate Loans. We offer fixed- and adjustable-rate mortgage loans secured by commercial real estate. At March 31, 2010, commercial real estate loans totaled $11.6 million, or 12.8% of our total loan portfolio. Our commercial real estate loans typically are secured by small to moderately sized office and retail properties located in our primary market area and the surrounding areas.
     We originate fixed-rate commercial real estate loans, generally with repricing at terms of from one month to seven years, with most being from three to five years, and initial payments based an amortization schedule of up to 25 years. Interest rates vary and are based on market factors and negotiation with the borrower. We also offer adjustable-rate commercial real estate loans, with terms of up to 25 years and with interest rates based the corresponding U.S. Treasury bill rate plus a negotiated margin. Loans are secured by first mortgages, generally are originated with a maximum loan-to-value ratio of 75% and may require specified debt service coverage ratios depending on the characteristics of the project. Rates and other terms on such loans depend on our assessment of credit risk after considering such factors as the borrower’s financial condition and credit history, loan-to-value ratio, debt service coverage ratio, and other factors. Many of our commercial real estate loans provide for an interest rate floor.
     Included in commercial real estate loans are construction loans for commercial properties, such as retail properties and office units, and multi-family properties. Commercial real estate construction loans totaled $0 and $690,000 at March 31, 2010 and 2009, respectively. Commercial real estate construction loans are for a term of up to 18 months, with monthly interest only payments. During the construction period, interest rates on these loans are tied to the prime rate as published in the Wall Street Journal plus a negotiated margin, and can vary depending on the construction period. We require a maximum loan-to-value ratio of 80% for all construction loans, except where there are exceptional credit circumstances on the loan. We disburse funds on a percentage-of-completion basis following an inspection by a third party inspector or qualified bank personnel.
     At March 31, 2010, our largest commercial real estate loan had an outstanding balance of $2.1 million, of which we held $1.2 million after our sale of a participation interest in this loan. This loan, which was originated in August 2008 and is secured by mobile home parks, was performing in accordance with its original terms at March 31, 2010.
     Land Loans. We originate loans to individuals and developers for the purpose of developing vacant land in our primary market area, typically for building an individual’s future residence or, in the case of a developer, residential subdivisions or commercial property. At March 31, 2010, land loans totaled $4.8 million, which represented 5.3% of our total loan portfolio. Land loans, which are offered for terms of up to five years, are indexed to the prime rate as reported in the Wall Street Journal or a US Treasury bill rate plus a negotiated margin. We limit the loan-to-value ratio to a maximum of 75%, except where there are exceptional credit circumstances on the loan. At March 31, 2010, our largest land loan had an outstanding balance of $1.5 million, of which we held $800,000 after our sale of a participation interest in this loan. This loan was performing in accordance with its original terms at March 31, 2010.
     Home Equity Lines of Credit. We offer home equity lines of credit, which include adjustable-rate loans with terms up to 20 years. We do not originate home equity loans with loan-to-value ratios exceeding 80%, including any first mortgage loan balance, except where there are exceptional income or credit characteristics on the loan. At March 31, 2010, home equity lines of credit totaled $1.4 million, or 1.6% of our total loan portfolio.
     Residential Construction Loans. We originate construction loans for one-to four-family homes. At March 31, 2010, residential construction loans totaled $2.4 million, which represented 2.64% of our total loan portfolio. Construction loans are for terms of up to 18 months, with monthly interest only payments. Except for speculative loans, discussed below, residential construction loans are only made to homeowners or to builders of pre-sold homes, and the repayment of such loans comes from the proceeds of a permanent mortgage loan for which a commitment is typically in place when the construction loan is originated. Occasionally, we also originate construction loans to builders where the homes have been presold to buyers at the time of the loan. Interest rates on these loans are tied to the prime rate as published in the Wall Street Journal plus a negotiated margin, and can vary as to term, depending on the construction period. We require a maximum loan-to-value ratio of 80% for all construction loans, except where there are exceptional income or credit characteristics on the loan. We disburse funds on a percentage-of-completion basis following an inspection by a third party inspector or qualified bank personnel.
     While we also originate speculative construction loans to builders who have not identified a buyer for the completed property at the time of origination (known as “speculative” construction loans), we generally limit this type of lending to a group of well-established builders in our primary market area and limit the number of projects with each builder. At March 31, 2010, we had approved commitments for speculative construction loans of $2.7 million, of which $1.6 million was outstanding. We require a maximum loan-to-value ratio of 75% for speculative construction loans, except where there are exceptional credit circumstances on the loan.
     At March 31, 2010, our largest non-speculative construction loan relationship was a commitment of $900,000, of which $360,000 was outstanding, and with the sale of a 55% participation interest, we had $162,000 of the outstanding balance. This relationship was performing according to its original terms at March 31, 2010. At March 31, 2010, our largest speculative construction loan relationship included two loans of $2.5 million, of which we held $1.3 million after the sale of a participation interest, and $900,000, respectively. The first had an outstanding balance of $392,000, $196,000 of which represented our interest in the loan, and the second had an outstanding balance of $300,000 at March 31, 2010. Both loans were performing according to their original terms at March 31, 2010.
     Commercial Business Loans. We typically offer commercial business loans to small businesses located in our primary market area. At March 31, 2010, commercial business loans totaled $4.8 million, which represented 5.2% of our total loan portfolio. Our commercial business loan portfolio consists primarily of loans that are secured by equipment or other business assets, but also includes a smaller amount of unsecured loans for purposes of financing expansion or providing working capital for general business purposes. Commercial business loans are floating-rate loans indexed to the prime rate as published in the Wall Street Journal or a US Treasury bill rate plus a negotiated margin, and fixed-rate loans for terms of up to seven years with payments based on full amortization. We also offer commercial lines of credit, which are adjustable-rate loans indexed to the prime rate plus a margin, and are reviewed annually to determine whether to approve an extension. Key loan terms vary depending on the collateral, the borrower’s financial condition and credit history, debt service coverage ratio and other relevant factors.
     Consumer Loans. We offer consumer loans as an accommodation to our customers and do not emphasize this type of lending. We have made a variety of consumer loans, including automobile and motorcycle loans, boat loans, commercial vehicle loans and overdraft lines of credit, but our portfolio primarily consists of automobile loans. At March 31, 2010, consumer loans totaled $1.2 million, or 1.32% of our total loan portfolio. Consumer loans are fixed-rate loans with terms of up to 10 years The procedures for underwriting consumer loans include an assessment of the applicant’s payment history on other debts and ability to meet existing obligations and payments on the proposed loan.
Loan Underwriting
     Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.
     Non-Owner Occupied Residential Real Estate Loans. Loans secured by investment properties represent a unique credit risk to us and, as a result, we adhere to special underwriting guidelines. Of primary concern in non-owner occupied real estate lending is the consistency of rental income of the property. Payments on loans secured by rental properties often depend on the maintenance of the property and the payment of rent by its tenants. Payments on loans secured by rental properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. To monitor cash flows on rental properties, we require borrowers and loan guarantors, if any, to provide annual financial statements and we consider and review a rental income cash flow analysis of the borrower and consider the net operating income of the property, the borrower’s expertise, credit history and profitability, and the value of the underlying property. We generally require collateral on these loans to be a first mortgage along with an assignment of rents and leases, although we might accept a second mortgage where the combined loan-to-value ratio is low.
     Commercial Real Estate Loans. Loans secured by commercial real estate generally have larger balances and involve a greater degree of risk than residential mortgage loans. Of primary concern in commercial real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. As a result, repayment of such loans may be subject to adverse conditions in the real estate market or the economy. We apply what we believe to be conservative underwriting standards when originating commercial loans and seek to limit our exposure to lending concentrations to related borrowers, types of business and geographies, as well as seeking to participate with other banks in both buying and selling larger loans of this nature. Management has hired experienced lending officers and credit management personnel over the past several years in order to safely increase this type of lending. To monitor cash flows on income properties, we require borrowers and loan guarantors, if any, to provide annual financial statements on commercial real estate loans. In reaching a decision on whether to make a commercial real estate loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower’s expertise, credit history and profitability, and the value of the underlying property. An environmental survey or environmental risk insurance is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.
     Construction and Land Loans. Construction financing is generally considered to involve a higher degree of risk of loss than long-term financing on improved, occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property’s value at completion of construction and the estimated cost of construction. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of construction costs proves to be inaccurate, we may be required to advance funds beyond the amount originally committed to permit completion of the building. If the estimate of value proves to be inaccurate, we may be confronted, at or before the maturity of the loan, with a building having a value which is insufficient to assure full repayment if liquidation is required. If we are forced to foreclose on a building before or at completion due to a default, we may be unable to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, speculative construction loans, which are loans made to home builders who, at the time of loan origination, have not yet secured an end buyer for the home under construction, typically carry higher risks than those associated with traditional construction loans. These increased risks arise because of the risk that there will be inadequate demand to ensure the sale of the property within an acceptable time. As a result, in addition to the risks associated with traditional construction loans, speculative construction loans carry the added risk that the builder will have to pay the property taxes and other carrying costs of the property until an end buyer is found. Land and land development loans have substantially similar risks to speculative construction loans. To monitor cash flows on construction properties, we require borrowers and loan guarantors, if any, to provide annual financial statements and, in reaching a decision on whether to make a construction or land loan, we consider and review a global cash flow analysis of the borrower and consider the borrower’s expertise, credit history and profitability. We also disburse funds on a percentage-of-completion basis following an inspection by a third party inspector or qualified bank personnel.
     Commercial Business Loans. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment income or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value.
     Consumer Loans and Home Equity Lines of Credit. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are secured by assets that depreciate rapidly, such as motor vehicles. In such cases, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. In the case of home equity loans, real estate values may be reduced to a level that is insufficient to cover the outstanding loan balance after accounting for the first mortgage loan balance. Consumer loan collections depend on the borrower’s continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.
     Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory underwriting standards and loan origination procedures established by our board of directors and management. Certain of our employees have been granted individual lending limits, which vary depending on the type of loan and whether the loan is secured or unsecured. All loan requests exceeding the individual officer lending limits are approved as follows: (i) by two loan officers, up to $25,000 for secured consumer loans, up to $300,000 for residential mortgage loans, up to $100,000 for secured commercial loans and up to $250,000 for secured construction loans; and (ii) by the Loan Committee, up to $100,000 for secured consumer loans, $350,000 for secured commercial loans and $500,000 for residential and secured construction loans. Our Loan Committee consists of our President, Chief Executive Officer and Chief Financial Officer, Michael P. Gavin, Executive Vice President, Commercial Lending, Ronald E. Ballard, Executive Vice President, Lending, Melody P. Kline and Executive Chairman, David F. Wallace. All loans exceeding the lending authority of the Loan Committee require approval by the Board Loan Committee, which consists of the Loan Committee and two outside directors.
     Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower’s related entities is limited, by regulation, to 15% of our unimpaired capital and surplus. At March 31, 2010, our regulatory limit on loans-to-one-borrower was $1.4 million. This limit will increase upon completion of this offering and the contribution of the greater of $3.5 million or 50% of the net offering proceeds to Madison Square Federal Savings Bank. At March 31, 2010, our largest lending relationship was $1.6 million and was performing according to its original terms at that date. This loan was originated within our loans-to-one-borrower limit at the time, and if necessary, upon its renewal, will be reduced to be within our current loans-to-one borrower limit. This loan relationship is secured primarily by an owner occupied commercial real estate property.
     Loan Commitments. We issue commitments for residential and commercial mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Most of our loan commitments expire after 60 days. See note 14 to notes to consolidated financial statements appearing elsewhere in this prospectus.
Investment Activities
     We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various government-sponsored agencies and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in other permissible securities. As a member of the Federal Home Loan Bank of Atlanta, we also are required to maintain an investment in Federal Home Loan Bank of Atlanta stock. Notwithstanding this legal authority, our investment policy limits our authority to invest in mortgage-backed securities exclusively to mortgage-backed securities issued by Fannie Mae, Freddie Mac or Ginnie Mae.
     At March 31, 2010, our investment portfolio consisted primarily of U.S. government agency securities, mortgage-backed securities held-to-maturity and available-for-sale, and brokered certificates of deposit. While our investment securities are generally available-for-sale, during the year ended March 31, 2009, we accepted a redemption in-kind of our investment in the AMF Ultra Short Mortgage mutual fund, pursuant to which we received agency and nonagency mortgage-backed securities classified as held-to-maturity. We do not currently invest in trading account securities. Further, we currently intend to limit future investments in mortgage-backed securities to agency securities guaranteed by the U.S. government or any agency thereof, and we currently do not intend to purchase mortgage-backed securities where the underlying loans are subprime loans, interest only loans, option adjustable rate loans, Alt A loans or other similar mortgage loans that have higher risk characteristics. At March 31, 2010, we also maintained an investment, at cost, in Federal Home Loan Bank of Atlanta common stock.
     Our primary investment objectives are: (i) to provide and maintain liquidity within the guidelines of the Office of Thrift Supervision’s regulations, (ii) to fully employ the available funds of the Bank; (iii) to earn an average rate of return on invested funds competitive with comparable institutions; (iv) to manage interest rate risk; and (v) to limit risk. Our board of directors has the overall responsibility for the investment portfolio, including approval of the investment policy. Our Investment Committee, which is appointed by the President and Chief Executive Officer, consists of the President and Chief Executive Officer, and two directors, including one outside director. The Investment Committee is responsible for implementation of the investment policy and monitoring our investment performance. Our board of directors reviews the status of our investment portfolio on a quarterly basis, or more frequently if warranted.
Deposit Activities and Other Sources of Funds
     General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.
     Deposit Accounts. Deposits are attracted from within our primary market area through the offering of a broad selection of deposit instruments, including non-interest-bearing demand deposits (such as checking accounts), interest-bearing demand accounts (such as NOW and money market accounts), regular savings accounts and certificates of deposit. Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, matching deposit and loan products and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our deposit pricing strategy has typically been to offer competitive rates on all types of deposit products, and to periodically offer special rates in order to attract deposits of a specific type or term.
     Borrowings. While we had no borrowings at March 31, 2010, we have the ability to use advances from the Federal Home Loan Bank of Atlanta to supplement our investable funds. The Federal Home Loan Bank functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the Federal Home Loan Bank of Atlanta and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are based either on a fixed percentage of an institution’s net worth, the Federal Home Loan Bank’s assessment of the institution’s creditworthiness, collateral value and level of Federal Home Loan Bank stock ownership. We may also utilize securities sold under agreements to repurchase and overnight repurchase agreements to supplement our supply of investable funds and to meet deposit withdrawal requirements. We had borrowing capacity of approximately $29.5 million with the Federal Home Loan Bank of Atlanta as of March, 31, 2010.

Properties
     We conduct our business through our main office, branch offices and other offices. The following table sets forth certain information relating to these facilities as of March 31, 2010.

		Approximate		Net Book Value
	Year	Square	Owned/	at
Location	Opened	Footage	Leased	March 31, 2010

Main Office:

Perry Hall Headquarters	2001	13,992	Leased (1)	$12,882
9649 Belair Road, Suite 300 Baltimore, Maryland

Branch Offices:

Perry Hall Branch	1997	4,800	Owned	$1,114,382
9651 Belair Road Baltimore, Maryland

Gardenville Branch	2006	2,500	Owned	$1,192,777
5415 Belair Road Baltimore, Maryland

Fallston Branch	2002	2,250	Leased (2)	$631,524
2209 Belair Road Fallston, Maryland

Bel Air Branch	2009	3,600	Leased (3)	$74,521
126 N. Main Street Bel Air, Maryland

(1)	Lease expires March 31, 2011.

(2)	Madison Square Federal Savings Bank acquired the Fallston Branch subject to a land lease. At termination of the land lease, the property reverts to the landlord. The lease expiration date is 2040, assuming extension of all renewal options under the lease available to Madison Square Federal Savings Bank.

(3)	Lease expires October 31, 2013.
Personnel
     As of March 31, 2010, we had 29 full-time employees and four part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.
Legal Proceedings
     Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceedings that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.
Subsidiaries
     Madison Square Federal Savings Bank has one subsidiary, Madison Financial Services Corporation. Madison Financial Services Corporation was established in January 1994 as a licensed Maryland insurance provider, and provides insurance brokerage and agency services for liability, casualty, automobile, life, health or accident insurance. At March 31, 2010, Madison Financial Services Corporation had assets of $71,000 and liabilities of

$159,000. It contributed net income of $10,000 and $9,000 for the years ended March 31, 2010 and 2009, respectively.
Management’s Discussion and Analysis of
Financial Condition and Results of Operations
     The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the consolidated financial statements and the notes to consolidated financial statements that appear at the end of this prospectus.
Operating Strategy
     Background. For many years, we have operated as a traditional savings and loan association, attracting deposits and investing those funds primarily in residential mortgage loans and investment securities. Several years ago, primarily due to our small size relative to our fixed costs and to market interest rate increases which increased our cost of funds faster than we were able to increase yields on our assets, we began to experience net operating losses. Recognizing our need to adapt to current and future changing market conditions, our Board of Directors initiated a search process to recruit an executive officer that could be an agent for change, and in January 2008 we hired Michael Gavin as our new Chief Executive Officer, and in April 2008 we hired Ronald Ballard to serve as our Executive Vice President-Commercial Lending. For information regarding the business experience of Messrs. Gavin and Ballard and the other members of our management team, see, “Our Management — Executive Officers.”
     Operating Strategy. With the addition of Mr. Gavin and Mr. Ballard, we developed a strategy to return to profitability and position Madison Square Federal Savings Bank for eventual growth. Our objective is to build on our historic strengths of customer loyalty, low cost deposits and high asset quality, and gradually grow our balance sheet with assets and liabilities that allow us to increase our net interest margin while reducing our exposure to risk from interest rate fluctuations. Our operating strategy includes the following:
•	building on our strengths as a community-oriented financial institution;

•	growing our balance sheet by increasing commercial real estate and commercial business loans;

•	emphasizing lower cost core deposits to maintain low funding costs;

•	controlling noninterest expenses;

•	adding a new branch in our existing market area or a contiguous county within the next three years; and

•	expanding our market share within our primary market area.
     Building on Our Strengths as a Community-Oriented Financial Institution
     We have operated continuously as a community-oriented financial institution since we were established in 1870. We are committed to meeting the financial needs of the communities in which we operate, and we are dedicated to providing quality personal service to our customers. We provide a broad range of consumer and business financial services through our network of branches and will continually seek out ways to improve convenience, safety and service through our product offerings.
     Over the years, we have developed a core of loyal customers, and our product mix concentrating on savings, checking and time deposits and residential real estate mortgage loans have allowed us to generate low cost deposits while maintaining strong asset quality. We intend to continue to retain these strengths while gradually growing our balance sheet with assets and liabilities that allow us to increase our net interest margin while reducing our exposure to risk from interest rate fluctuations.

     Growing Our Balance Sheet by Increasing Commercial Real Estate and Commercial Business Loans
     With the addition of Messrs. Gavin and Ballard, we revised our strategic plan. Our strategic plan calls for us to grow our balance sheet by emphasizing assets and liabilities that allow us to increase our net interest margin while reducing our exposure to risk from interest rate fluctuations.
     With respect to our assets, our strategy has been, and continues to be, to increase the percentage of assets invested in commercial and commercial real estate loans, which tend to have higher yields than traditional single-family residential mortgage loans and which have shorter terms to maturity or adjustable interest rates. We intend to continue to emphasize residential lending, while also seeking to expand our commercial real estate and commercial business lending activities with a focus on serving small businesses and emphasizing relationship banking in our primary market area. See “Risk Factors—Risks Related to Our Business—Our increased focus on commercial real estate lending and commercial business lending may expose us to increased lending risks.” We intend to leverage the pre-existing banking relationships of Messrs. Gavin and Ballard to seek out new commercial real estate and commercial lending opportunities.
     Commercial real estate and commercial business loans provide us with the opportunity to earn more income because they tend to have higher interest rates than residential mortgage loans. In addition, these loans are beneficial for interest rate risk management because they typically have shorter terms and adjustable interest rates. There are many commercial properties and businesses located in our market area, and with the additional capital raised in the offering we intend to pursue the larger lending relationships associated with these opportunities. To facilitate our growth, we have added expertise in our commercial loan department through the addition of Mr. Ballard. Our commercial real estate loans have increased from $10.6 million, or 11.8% of total loans, at March 31, 2009 to $11.6 million, or 12.8% of total loans, at March 31, 2010. In addition, commercial loans have increased from $3.1 million, or 3.4% of total loans, at March 31, 2009 to $4.8 million, or 5.2% of total loans, at March 31, 2010. These balances are up significantly from the balances at March 31, 2008, where commercial real estate loans totaled $2.0 million, or 2.7% of total loans, and commercial loans totaled $150,000, or 0.2% of total loans.
     With respect to liabilities, our strategy is to emphasize transaction and money market accounts, as well as certificates of deposit of various terms. We value these types of deposits because they represent longer-term customer relationships and a lower cost of funding compared to longer-term certificates of deposit. We aggressively seek transaction and money market deposits through competitive products and pricing and targeted advertising. In addition, we offer business checking accounts for our commercial customers.
     Emphasizing lower cost core deposits to maintain low funding costs
     We seek to increase net interest income by controlling costs of funding rather than maximizing asset yields because originating loans with high yields often involves greater credit risk. As a traditional thrift institution, a greater percentage of our deposit accounts have been higher balance, higher costing certificates of deposits. Over the past several years, we have sought to reduce our dependence on traditional high cost deposits in favor of stable low cost demand deposits. We have utilized additional product offerings, technology and a focus on customer service in working toward this goal. We had no brokered deposits during the years ended March 31, 2010 and 2009.
     Controlling noninterest expenses
     Because of the competitive environment in which we operate and the resultant pressures on our interest rate margin, it is important that we work to control noninterest expenses. Noninterest expenses increased by $126,000, or 3.3%, from $3.8 million for the year ended March 31, 2009 to $3.9 million for the year ended March 31, 2010. This increase included an increase of $309,000, or 372.9%, attributable to increases in FDIC premiums and OTS assessments, as all banks were assessed higher Federal Deposit Insurance Corporation premiums in the year ended March 31, 2010 to replenish the reserve fund following the heightened level of bank failures over the last two years. However, we decreased salaries and employee benefits by $34,000, or 1.8%, and we decreased occupancy and equipment expense by $80,000, or 7.2%, for the year ended March 31, 2010 compared to the year ended March 31, 2009.
     Adding a new branch in our existing market area or a contiguous county within the next three years
     We intend to add a new branch in our existing market area or a contiguous county within the next three years, although we have no current plans or commitments regarding a specific additional branch office.
     Expanding our market share within our primary market area
     We intend to expand our market share in our primary market area through enhancing the efforts of our staff in marketing additional products and services to our customers. We believe that we have a solid infrastructure in place that will allow us to grow assets and liabilities without adding materially to our noninterest expenses.
Overview
     Revenue. Our primary source of pre-tax revenue is net interest income. Net interest income is the difference between interest revenue, which is the income that we earn on our loans and investment securities, and interest expense, which is the interest that we pay on our deposits. Other significant sources of pre-tax revenue are service charges (mostly from service charges on deposit accounts). We also recognize income from the sale of securities.
     Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.
     Expenses. The noninterest expenses we incur in operating our business consists of salaries and employee benefits expenses, occupancy and equipment expenses, federal deposit insurance premiums and Office of Thrift Supervision assessments, data processing expenses, stationery and postage expenses and other miscellaneous expenses. Following the offering, our non-interest expenses are likely to increase as a result of expenses of shareholder communications and meetings and expenses related to additional accounting services.
     Salaries and employee benefits expenses consist primarily of salaries, wages and bonuses paid to our employees, payroll taxes and expenses for health insurance, retirement plans and other employee benefits. Following the offering, we will recognize additional annual employee compensation expenses stemming from the adoption of new equity benefit plans. We cannot determine the actual amount of these new stock-related compensation and benefit expenses at this time because applicable accounting practices require that they be based on the fair market value of the shares of common stock at specific points in the future. For an illustration of these expenses, see “Pro Forma Data.”
     Occupancy and equipment expense, which are the fixed and variable costs of buildings and equipment, consist primarily of depreciation charges, rental expenses, furniture and equipment expenses, maintenance, real estate taxes and costs of utilities. Depreciation of premises and equipment is computed using a combination of accelerated and straight-line methods based on the useful lives of the related assets, which range from three to 40 years.
     Data processing expenses are the fees we pay to third parties for processing customer information, deposits and loans.
     Federal deposit insurance premiums are payments we make to the Federal Deposit Insurance Corporation for insurance of our deposit accounts, and Office of Thrift Supervision assessments are semi-annual assessments we pay to our primary regulator.
     Other expenses include expenses for insurance, legal fees and other miscellaneous operating expenses.

Critical Accounting Policies
     We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. The following represent our critical accounting policies:
     Allowance for Loan Losses. The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance monthly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectability of the loan portfolio. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic or other conditions differ substantially from the assumptions used in making the evaluation. In addition, the Office of Thrift Supervision, as an integral part of its examination process, periodically reviews our allowance for loan losses and may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings. See note 4 of the notes to the consolidated financial statements included in this prospectus.
     Fair Value of Investments. Securities are characterized as available for sale or held to maturity based on management’s ability and intent regarding such investment at acquisition. On an ongoing basis, management must estimate the fair value of its investment securities based on information and assumptions it deems reliable and reasonable, which may be quoted market prices or if quoted market prices are not available, fair values extrapolated from the quoted prices of similar instruments. Based on this information, an assessment must be made as to whether any decline in the fair value of an investment security should be considered an other-than-temporary impairment and recorded in non-interest revenue as a loss on investments. The determination of such impairment is subject to a variety of factors, including management’s judgment and experience. See note 3 of the notes to the consolidated financial statements included in this prospectus.
Balance Sheet Analysis
     Assets. At March 31, 2010, our total assets were $146.9 million, an increase of $6.5 million from total assets of $140.4 million at March 31, 2009. The increase in assets during the year ended March 31, 2010 was primarily the result of a $7.9 million, or 30.9%, increase in investment securities available-for-sale and, to a lesser extent, at $927,000 increase in loans receivable, net, offset, in part, by a $926,000, or 28.9%, decrease in investment securities held-to-maturity and a $3.0 million, or 18.2%, decrease in cash and cash equivalents.
     Loans. Our primary lending activity is the origination of loans secured by real estate. Our loans secured by real estate consist primarily of residential mortgage loans and, to a lesser extent, commercial real estate loans. We also originate land loans, lines of credit, and residential construction loans. Our non-real estate loans consist of consumer loans and commercial loans.
     The largest portion of the loan portfolio consists of residential mortgage loans, which are loans secured by single-family properties. Most of our residential mortgage loans are owner occupied, but this category also includes loans secured by single-family investment properties. Residential mortgage loans totaled $64.6 million, or 71.1%, and $69.3 million, or 77.4%, of the total loan portfolio, at March 31, 2010 and 2009, respectively. The decrease in residential mortgage loans was primarily a result of borrower’s refinancing of loans elsewhere and normal principal reduction.
     Commercial real estate loans increased by $1.0 million, or 9.7%, from $10.6 million at March 31, 2009 to $11.6 million at March 31, 2010. The increase in commercial real estate loans reflected our successful marketing efforts as, with the addition of our new Executive Vice President — Commercial Lending in 2008, we have sought to gradually increase our balances of commercial real estate loans in accordance with our strategic plan. At March 31, 2010, commercial real estate loans represented 12.8% of the total loan portfolio. We offer a variety of commercial real estate loans to owner occupants and investors. Our commercial real estate lending is varied and includes loans secured by office buildings, a mobile home park, small retail buildings, warehouses and flex space.
     Land loans increased by $2.1 million, or 76.4%, from $2.7 million at March 31, 2009 to $4.8 million at March 31, 2010. The increase in land loans was primarily due to the origination of three loans secured by a total of six residential building lots and two commercial building lots in Harford County. At March 31, 2010, land loans represented 5.3% of the total loan portfolio.
     Lines of credit totaled $1.4 million, and represented 1.6% of total loans, at March 31, 2010, compared to $186,000, or 0.2% of total loans, at March 31, 2009. Lines of credit include home equity lines of credit, which we just began marketing during the year ended March 31, 2010, and commercial lines of credit. The $1.2 million, or 656.4%, increase in lines of credit at March 31, 2010 as compared to March 31, 2009 resulted from our decision to begin offering a more competitive home equity line of credit product during the year ended March 31, 2010.
     Residential construction loans totaled $2.4 million, and represented 2.6% of total loans, at March 31, 2010, compared to $1.8 million, or 2.0% of total loans, at March 31, 2009. The $592,000, or 32.8%, increase in residential construction loans at March 31, 2010 as compared to March 31, 2009 was due to increases in lines of credit to local builders and construction loans to homeowners. These loans to builders are primarily for pre-sold homes, although we occasionally may originate a limited number of loans secured by spec units.
     Our non-real estate loans consist of consumer loans and commercial loans. While we offer a variety of consumer loans, we do not emphasize this type of lending and generally make consumer loans as an accommodation to our existing customers. Consumer loans decreased by $691,000, or 36.5%, from $1.9 million at March 31, 2009 to $1.2 million at March 31, 2010. The decrease was due to the general run off of the consumer portfolio, as we do not emphasize this type of lending.
     Our commercial loans generally are secured by equipment and receivables, although in rare cases may be unsecured, and include operating lines of credit. Commercial loans totaled $4.8 million, representing 5.2% of total loans, at March 31, 2010, compared to $3.1 million, or 3.4% of total loans, at March 31, 2009. The $1.7 million, or 53.8%, increase in commercial loans at March 31, 2010 as compared to March 31, 2009 was primarily due to the greater emphasis placed on these types of loans and the gradual increase in commercial loans in accordance with our strategic plan.
     The following table sets forth the composition of our loan portfolio at the dates indicated.

	At March 31,
	2010		2009
	Amount	Percent	Amount	Percent
Real estate-mortgage:
Residential	$64,612,643	71.14%	$69,339,149	77.35%
Commercial	11,597,811	12.77	10,573,825	11.80
Land	4,849,495	5.34	2,749,942	3.07
Lines of credit	1,407,436	1.55	186,082	0.21
Residential construction	2,395,528	2.64	1,803,725	2.01

Total	84,862,913	93.44	84,652,723	94.44

Consumer	1,203,106	1.32	1,894,447	2.11

Commercial	4,755,553	5.24	3,091,624	3.45

Total loans	90,821,572	100.00%	89,638,794	100.00%

Net deferred costs	119,903		149,892
Allowance for loan losses	(605,000)		(379,500)

Loans receivable, net	$90,336,475		$89,409,186

Loan Maturity
     The following table sets forth certain information at March 31, 2010 regarding the dollar amount of loan principal repayments becoming due during the periods indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

	At March 31, 2010
	Real Estate-	Residential			Total
	Mortgage	Construction	Consumer	Commercial	Loans

Amounts due in:
One year or less	$4,523,096	$2,016,183	$125,933	$2,738,894	$9,404,106
More than one year to two years	1,857,560	379,345	250,176	1,089,756	3,576,837
More than two years to three years	1,324,291	—	327,363	257,828	1,909,482
More than three years to five years	2,280,341	—	499,634	226,730	3,006,705
More than five years to ten years	18,309,915	—	—	442,345	18,752,260
More than ten years to fifteen years	13,826,111	—	—	—	13,826,111
More than fifteen years	40,346,071	—	—	—	40,346,071

Total	$82,467,385	$2,395,528	$1,203,106	$4,755,553	$90,821,572

Fixed vs. Adjustable Rate Loans
     The following table sets forth the dollar amount of all loans at March 31, 2010 that are due after March 31, 2011, and that have either fixed interest rates or floating or adjustable interest rates. The amounts shown below exclude unearned loan origination fees.

		Floating or
	Fixed Rates	Adjustable Rates	Total

Real estate-mortgage	$64,959,832	$12,984,457	$77,944,289
Residential-construction	—	379,345	379,345
Consumer	1,077,173	—	1,077,173
Commercial	765,135	1,251,524	2,016,659

Total	$66,802,140	$14,615,326	$81,417,466

     Most of our adjustable rate loans contain floor rates. Some adjustable rate loan products contain floor rates equal to the initial interest rate on the loan. When market interest rates fall below the floor rate, as has occurred in recent months, loan rates do not adjust further downward.

Loan Activity
     The following table shows loans originated, purchased and sold during the periods indicated.

	Year Ended March 31,
	2010	2009

Total loans at beginning of period	$89,638,794	$76,504,253

Loans originated:
Real estate-mortgage:
Residential	7,935,606	12,337,216
Commercial	4,855,103	10,912,500
Land	1,465,625	3,267,025
Line of credit	1,042,991	213,000
Residential construction	—	1,565,000

Subtotal real estate	15,299,325	28,294,741
Consumer	370,633	399,899
Commercial	5,013,455	7,137,000

Total loans originated	20,683,413	35,831,640
Loans purchased	1,439,541	3,529,874
Deduct:
Loan principal repayments	(18,219,380)	(19,151,859)
Loan sales	(2,704,222)	(7,066,500)
Loan charge-offs, net	(16,574)	(8,614)

Net loan activity	1,182,778	13,134,541

Total loans at end of period	$90,821,572	$89,638,794

     Loan originations come from a number of sources. The primary sources of loan originations are contacts with our loan officers, existing customers, walk-in traffic, referrals from customers, and to a lesser extent, advertising.
     Loan sales consist primarily of the sale of participation interest in certain commercial and construction loans that are in excess of our regulatory loans-to-one-borrower limit. In those instances where we originate loans in amounts that exceed our loans-to-one borrower limit, we sell participation interests in such loans to other local banks. During the year ended March 31, 2010, the amount of loans sold decreased by $4.4 million, or 61.7%, primarily as the result of the origination of fewer loans in excess of our regulatory loans-to-one-borrower limit.
     Occasionally, on a very selective basis, we have purchased participation interests in commercial real estate loans to supplement our loan portfolio. We purchase loan participations solely from a very limited number of other local banks we know well, and the loans must be secured by properties located in our market area. We underwrite participation interests using the same underwriting standards for loans that we originate for our portfolio. At March 31, 2010, our purchased participation interests totaled $5.2 million. We do not purchase whole loans.
     One loan participation we own is a pool of loans made in low to moderate areas in Baltimore City and Baltimore County. Our portion of these loans was approximately $1.2 million at March 31, 2010. The majority of the remaining purchases relate to three loans, one to a church in our market area, a 14-unit construction rehab loan in Baltimore City, and a commercial land loan in an adjoining county.

Securities
     At March 31, 2010, we had $33.5 million of securities available-for-sale, consisting of U.S. government securities, certificates of deposit insured by the Federal Deposit Insurance Corporation and mortgage-backed securities issued by Freddie Mac or Fannie Mae or guaranteed by Ginnie Mae. At March 31, 2010, we had $2.3 million of securities held-to-maturity, consisting of mortgage-backed securities issued by Freddie Mac or Fannie Mae or guaranteed by Ginnie Mae, as well as nonagency mortgage-backed securities, sometimes referred to as “private label” mortgage-backed securities. Our securities portfolio is used to invest excess funds for increased yield and manage interest rate risk. At March 31, 2010, we also held a $243,000 investment in the common stock of the Federal Home Loan Bank of Atlanta. A portion of this investment is required in order to collateralize borrowings from the Federal Home Loan Bank of Atlanta, and the investment is periodically increased by stock dividends paid by the Federal Home Loan Bank of Atlanta. We hold no stock in Fannie Mae or Freddie Mac and have not held stock in these entities throughout the periods presented.
     Our securities available-for-sale increased by $7.9 million, or 30.9%, from $25.6 million at March 31, 2009 to $33.5 million at March 31, 2010, as we invested excess liquidity and cash flow resulting from increased deposits and increases in mortgage-backed and other US government agency securities.
     During the year ended March 31, 2009, we accepted a redemption in-kind of our investment in the AMF Ultra Short Mortgage mutual fund, pursuant to which we received our agency and nonagency mortgage-backed securities that we classified as held-to-maturity. The nonagency mortgage-backed securities, which include collateralized mortgage obligations, were in a net unrealized loss position of $88,000 at March 31, 2010. All of these securities are private label residential mortgage-backed securities. These securities are reviewed for factors such as loan to value ratio, credit support levels, borrower credit rating scores, geographic concentration, prepayment speeds, delinquencies, coverage ratios and credit ratings. Based upon a review of credit quality and the cash flow tests performed, management determined that several of the nonagency mortgage-backed securities were other-than-temporarily impaired. As a result of this assessment, we recorded a $283,000 other-than-temporary impairment credit loss during the year ended March 31, 2010. The remaining securities continue to perform as expected. At March 31, 2010, we had the ability and intent to hold these securities to maturity. However, management may elect to sell certain securities in the event of credit downgrades or other unforeseen circumstances. Accordingly, management does not consider the remainder of this portfolio to be other-than-temporarily impaired at March 31, 2010.
     Our securities held-to-maturity decreased by $926,000, or 28.9%, from $3.2 million at March 31, 2009 to $2.3 million at March 31, 2010. The decrease reflects a $455,000, or 27.9%, decrease in agency mortgage-backed securities, as repayments were invested in agency mortgage-backed securities available-for-sale, and a decrease of $471,000, or 29.9%, in nonagency mortgage backed securities, as to which there was a $283,000 reduction in the carrying value attributable to the other-than-temporary impairment charge recorded in the year ended March 31, 2010.
     The following table sets forth the amortized costs and fair values of our investment securities at the dates indicated.

	At March 31,
	2010		2009
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Investments (available-for-sale):
U.S. government agencies	$4,499,222	$4,513,865	$7,005,709	$7,033,770
Brokered certificates of deposit	2,670,928	2,664,503	2,640,093	2,641,421
Mortgage-backed securities (agency)	26,010,952	26,302,301	15,679,096	15,898,673

Total	$33,181,102	$33,480,669	$25,324,898	$25,573,864

Investments (held-to-maturity):
Mortgage-backed securities (agency)	$1,177,893	$1,205,664	$1,632,807	$1,667,887
Mortgage-backed securities (nonagency)	1,105,814	1,017,625	1,577,315	1,462,458

Total	$2,283,707	$2,223,289	$3,210,122	$3,130,345

     The following table sets forth the stated maturities and weighted average yields of investment securities at March 31, 2010. Certain mortgage-backed securities have adjustable interest rates and will reprice annually within the various maturity ranges. These repricing schedules are not reflected in the table below. Weighted average yield calculations on investments available for sale do not give effect to changes in fair value that are reflected as a component of equity.

			More than		More than
	One Year		One Year to		Five Years to		More than
	or Less		Five Years		Ten Years		Ten Years		Total
		Weighted		Weighted		Weighted		Weighted		Weighted
	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average	Carrying	Average
	Value	Yield	Value	Yield	Value	Yield	Value	Yield	Value	Yield

Investments (available-for-sale):
U.S. government agencies	$—	—	$4,249,222	2.19%	$250,000	2.99%	$—	—%	$4,499,222	2.24%
Brokered certificates of deposit	1,502,928	0.99%	1,168,000	1.37	—	—	—	—	2,670,928	1.16
Mortgage-backed securities	1,787,045	3.65	1,577,784	3.44	3,749,728	4.11	18,896,395	3.62	26,010,952	3.42

Total	$3,289,973	2.43	$6,995,006	2.34	$3,999,728	4.04	$18,896,395	3.62	$33,181,102	3.07

Investments (held-to-maturity):
Mortgage-backed securities (agency)	$—	—	$34,906	4.50	$2,816	2.27	$1,140,171	3.80	$1,177,893	3.82
Mortgage-backed securities (non- agency)	—	—	—	—	—	—	1,105,814	2.73	1,105,814	2.73

Total	$—	—	$34,906	4.50	$2,816	2.27	$2,245,985	3.27	$2,283,707	3.29

     At March 31, 2010, we did not have any security (other than U.S. government agency securities) that exceeds 10% of our total equity at that date.

     Ground Rents. Ground rents represent the value of long-term leases with respect to land we own underlying residential properties. Ground leases decreased by $19,350 or 3.9%, as we intend to let our portfolio of ground leases run off over time as the homeowners redeem leases.
     Deposits. We accept deposits primarily from individuals and businesses who are located in our primary market area. We rely on competitive pricing, customer service, account features and the location of our branch offices to attract and retain deposits. Deposits serve as the primary source of funds for our lending and investment activities. Interest-bearing deposit accounts offered include savings accounts, individual NOW accounts, money market accounts and certificates of deposit. Non-interest-bearing accounts consist of free checking and commercial checking accounts.
     The following table sets forth average balances and average rates of our deposit products for the periods indicated. For purposes of this table, average balances have been calculated using daily balances.

	Year Ended March 31,
	2010		2009
	Average	Average	Average	Average
	Balance	Rate	Balance	Rate

Noninterest bearing deposits	$5,063,426	—%	$3,356,287	—%

Interest bearing deposits:
Time deposits	100,079,187	2.88	85,402,571	3.83
NOW and money market	7,836,697	0.28	7,075,080	0.73
Savings	22,364,940	0.54	21,523,773	1.21

Total interest bearing deposits	130,280,824	2.32	114,001,424	3.14

Total deposits	$135,344,250	2.23	$117,357,711	3.05

     The following table sets forth the balances of our deposit accounts at the dates indicated.

	At March 31,
	2010		2009
	Amount	Percent	Amount	Percent

Noninterest bearing deposits	$5,267,672	3.85%	$4,040,549	3.12%

Interest bearing deposits:
Time deposits	101,049,115	73.78	96,097,674	74.16
NOW and money market	7,415,016	5.41	7,274,009	5.61
Savings	23,233,464	16.96	22,169,159	17.11

Total interest bearing deposits	131,697,595	96.15	125,540,842	96.88

Total deposits	$136,965,267	100.0%	$129,581,391	100.0%

     During the year ended March 31, 2010, balances in non-interest-bearing deposits increased by approximately $1.3 million, or 30.4%, from $4.0 million at March 31, 2009 to $5.3 million at March 31, 2010, as we were successful in increasing out checking deposits from commercial customers. Interest-bearing deposits increased by $6.2 million, or 4.9%, from $125.5 million at March 31, 2009 to $131.7 million at March 31, 2010, as we experienced deposit inflows from customers seeking the security of FDIC-insured deposits in a time of turmoil in the financial markets and from our new branch office in Bel Air, Maryland opened in August 2008.

     The following table indicates the amount of jumbo certificates of deposit with balances of $100,000 or greater by time remaining until maturity as of March 31, 2010, none of which are brokered deposits.

Maturity Period	Amount

Three months or less	$6,010,483
Over three through six months	7,227,044
Over six through twelve months	4,197,838
Over twelve months	19,199,191

Total	$36,634,556

     The following table sets forth time deposits classified by rates at the dates indicated.

	At March 31,
	2010	2009

0.00 - 1.00%	$2,115,720	$—
1.01 - 2.00%	38,452,331	3,932,887
2.01 - 3.00%	35,997,292	24,846,546
3.01 - 4.00%	10,827,069	28,687,038
4.01 - 5.00%	13,349,819	38,192,630
5.01 - 6.00%	306,884	438,573

Total	$101,049,115	$96,097,674

     The following table sets forth the amount and maturities of time deposits at March 31, 2010.

	Amount Due
		More Than	More Than			Percent of
	Less Than	One Year to	Two Years to	More Than		Total Time
	One Year	Two Years	Three Years	Three Years	Total	Deposits

0.00 - 1.00%	$2,070,884	$44,836	$—	$—	$2,115,720	2.09%
1.01 - 2.00%	34,011,862	4,289,585	134,419	16,465	38,452,331	38.05
2.01 - 3.00%	6,737,304	16,485,585	9,581,229	3,193,174	35,997,292	35.62
3.01 - 4.00%	6,967,820	1,082,450	481,831	2,294,968	10,827,069	10.72
4.01 - 5.00%	8,911,606	754,162	1,033,926	2,650,125	13,349,819	13.21
5.01 - 6.00%	306,884	—	—	—	306,884	0.31

Total	$59,006,360	$22,656,618	$11,231,405	$8,154,732	$101,049,115	100.00%

     The following table sets forth deposit activity for the periods indicated.

	Year Ended March 31,
	2010	2009

Beginning balance	$129,581,391	$107,329,416

Increase (decrease) before interest credited	4,523,683	18,846,755
Interest credited	2,860,193	3,405,220

Net increase (decrease) in deposits	7,383,876	22,251,975

Ending balance	$136,965,267	$129,581,391

     Borrowings. We are permitted to use borrowings from the Federal Home Loan Bank of Atlanta and repurchase agreements to supplement our supply of funds for loans and investments and for interest rate risk management. We had no such borrowings at March 31, 2010 or 2009.
     Equity. Equity decreased by $848,000, or 8.6%, to $9.1 million at March 31, 2010 as the result of a net loss of $855,000 for the year ended March 31, 2010 and an increase in accumulated other comprehensive income (net of income taxes) in the amount of $7,000 at March 31, 2010.
Results of Operations for the Years Ended March 31, 2010 and 2009
     Overview. Our net loss was $855,000 for the year ended March 31, 2010 and $1.7 million for the year ended March 31, 2009. The net loss for the year ended March 31, 2009 included a $1.2 million loss on sale of investment securities in connection with our acceptance of a redemption in-kind of our investment in a mutual fund, which was partially offset by a gain of $719,000 recorded on the sale of our former main office.
     Net Interest Income. Our net interest income benefited from falling interest rates during the year ended March 31, 2010. Net interest income increased by $1.0 million, or 41.5%, from $2.3 million for the year ended March 31, 2009 to $3.3 million for the year ended March 31, 2010. The increase in net interest income is primarily attributable to a 51 basis point increase in our interest rate spread from 1.73% for the year ended March 31, 2009 to 2.24% for the year ended March 31, 2010, as we were able to take advantage of decreasing market interest rates to reduce our cost of funds while limiting the decrease in yields earned on our assets. Our interest rate spread also benefited from management’s efforts to attract more residential construction, commercial real estate loans and commercial loans. Such loans generally carry higher rates than traditional single-family mortgage loans. Also contributing to the increase in net interest income was a $17.2 million, or 14.1%, increase in the average balance of interest-earning assets.
     Interest on loans increased by $317,000, or 6.7%, primarily due to an increase in the average balance of loans, offset, in part, by a decrease in the average yield. The average balance of loans increased by $6.0 million, or 7.1%, from $83.6 million for the year ended March 31, 2009 to $89.5 million for the year ended March 31, 2010. The average yield on loans decreased from 5.67% for the year ended March 31, 2009 to 5.65% for the year ended March 31, 2010.
     Interest on securities available-for-sale decreased by $88,000, or 8.7%, for the year ended March 31, 2010 as compared to the year ended March 31, 2009, as a 60 basis point decrease in the average yield more than offset a $2.2 million, or 8.4%, increase in the average balance of investment securities available-for-sale.
     Interest on securities held-to-maturity increased by $256,000, or 503%, for the year ended March 31, 2010 as compared to the year ended March 31, 2009, due to a 592 basis point increase in the average yield and a $1.8 million, or 175.3%, increase in the average balance of securities held-to-maturity. The increase in the average balance was due to the redemption-in-kind risk securities being outstanding for the entire year ended March 31, 2010 as compared to the last quarter only during the year ended March 31, 2009. The increased yield during the year ended March 31, 2010 was related to the accretion of discounts that were booked on these securities as principal was paid down.
     Interest on cash and cash equivalents decreased by $76,000, or 66.8%, for the year ended March 31, 2010 as compared to the year ended March 31, 2009, as an 87 basis point decrease in the average yield more than offset a $7.2 million, or 68.6%, increase in the average balance of cash and cash equivalents. The increase in the average balance was due to our decision to maintain higher than normal levels of liquidity.
     Interest on deposits decreased by $561,000, or 15.7%, as an 82 basis point decrease in the average cost of interest-bearing deposits more than offset a $16.3 million, or 14.3%, increase in the average balance of interest-bearing deposits. Interest on time deposits decreased by $392,000, or 12.0%, from $3.3 million for the year ended March 31, 2009, to $2.9 million for the year ended March 31, 2010, as the average cost of time deposits decreased by 95 basis points from 3.83% for the year ended March 31, 2009 to 2.88% for the year ended March 31, 2010. The average balance of time deposits increased by $14.7 million, or 17.2%, from $85.4 million for the year ended March 31, 2009 to $100.1 million for the year ended March 31, 2010, as we experienced deposit inflows from customers seeking the security of FDIC-insured deposits in a time of turmoil in the financial markets and from our new branch office in Bel Air, Maryland. The average cost of deposits decreased primarily as the result of time deposits being rolled over at lower rates in response to general declines in market interest rates and decreases in the cost of other deposits due to a decline in market rates.

     Interest on savings deposits decreased by $139,000, or 53.4%, during the year ended March 31, 2010 as compared to the year ended March 31, 2009, as a 67 basis point decrease in the average cost of savings deposits offset a $841,000, or 3.9%, increase in the average balance of savings deposits. Interest on NOW and money market accounts decreased by $30,000, or 58.2% during the year ended March 31, 2010 as compared to the year ended March 31, 2009, as a 45 basis point decrease in the average cost of NOW and money market accounts offset a $762,000, or 10.8%, increase in the average balance of NOW and money market accounts.
     Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting annualized average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. Average balances have been calculated using daily balances, and non-accrual loans are included in average balances only. Amortization of net deferred loan fees are included in interest income on loans and are insignificant. No tax equivalent adjustments were made. Nonaccruing loans have been included in the table as loans carrying a zero yield.

	At March	Year Ended March 31,
	31, 2010	2010			2009
	Weighted		Interest			Interest
	Average	Average	and	Yield/	Average	and	Yield/
	Yield/Cost	Balance	Dividends	Cost	Balance	Dividends	Cost
Assets:
Cash and cash equivalents	0.25%	$17,592,402	$37,503	0.21%	$10,433,344	$113,028	1.08%
Investment securities held-to-maturity	4.61	2,813,390	306,696	10.90	1,021,973	50,861	4.98
Investment securities available-for-sale (1)	3.33	28,798,741	918,009	3.19	26,558,086	1,005,882	3.79
Loans receivable, net	5.65	89,539,600	5,058,599	5.65	83,571,505	4,741,308	5.67
Other interest-earning assets	0.38	242,500	923	0.38	213,162	4,592	2.15

Total interest-earning assets	4.46	138,986,633	6,321,730	4.55	121,798,070	5,915,671	4.86

Noninterest-earning assets		6,617,799			7,063,776

Total assets		$145,604,432			$128,861,846

Liabilities and equity:
Time deposits	2.41	$100,079,187	$2,878,710	2.88	$85,402,571	$3,270,616	3.83
NOW and money market accounts	0.53	7,836,697	21,584	0.28	7,075,080	51,683	0.73
Savings	0.25	22,364,940	121,732	0.54	21,523,773	261,044	1.21
Total interest-bearing deposits	1.95	130,280,824	3,022,026	2.32	114,001,424	3,583,343	3.14

Other interest-bearing liabilities	0.02	436,815	93	0.02	412,456	195	0.05

Total interest-bearing liabilities	1.95	130,717,639	3,022,119	2.31	114,413,880	3,583,538	3.13

Noninterest-bearing deposits		5,063,426			3,356,287
Other non-interest-bearing liabilities		500,310			611,905

Total liabilities		136,281,375			118,382,072

Total equity		9,323,057			10,479,774

Total liabilities and equity		$145,604,432			$128,861,846

Net interest income			$3,299,611			$2,332,133

Interest rate spread	2.51%			2.24%			1.73%

Net interest margin	2.59%			2.37%			1.91%

Average interest-earning assets to average interest- bearing liabilities	106.30%			106.33%			106.45%

(1)	Investment securities available for sale are presented at amortized cost.

     Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. Changes attributable to changes in both rate and volume have been allocated proportionally based on the absolute dollar amounts of change in each.

	Year Ended March 31, 2010
	Compared to
	Year Ended March 31, 2009
	Increase (Decrease)
	Due to
	Volume	Rate	Net

Assets:
Cash and cash equivalents	$48,556	$(124,081)	$(75,525)
Investment securities held-to-maturity	152,362	103,473	255,835
Investment securities available for sale	100,187	(188,060)	(87,873)
Loans, receivable, net	337,083	(19,792)	317,291
Other interest-earning assets	736	(4,405)	(3,669)

Total interest-earning assets	638,924	(232,865)	406,059

Liabilities:
Time deposits	504,922	(896,828)	(391,906)
NOW and money market accounts	6,288	(36,387)	(30,099)
Savings	10,631	(149,943)	(139,312)

Total interest-bearing deposits	521,841	(1,083,158)	(561,317)
Other interest-bearing liabilities	21	(123)	(102)

Total interest-bearing liabilities	521,862	(1,083,281)	(561,419)

Change in net interest income	$117,062	$850,416	$967,478

     Provision for Loan Losses. We maintain an allowance at a level necessary to absorb management’s best estimate of probable loan losses in the portfolio. Management considers, among other factors, historical loss experience, type and amount of loans, borrower concentrations and current conditions of the economy. In addition, the allowance considers the level of loans which management monitors as a result of inconsistent repayment patterns. Management has identified commercial real estate loans as an area for expected increased lending. Such loans carry a higher degree of credit risk than our historical single-family lending.
     Our provision for loan losses increased from $213,000 for the year ended March 31, 2009 to $242,000 for the year ended March 31, 2010. At March 31, 2010, the allowance for loan losses was $605,000, or 0.67% of the total loan portfolio, compared to $380,000, or 0.42% of the total loan portfolio, at March 31, 2009.
     Management also reviews individual loans for which full collectibility may not be reasonably assured and considers, among other matters, the estimated fair value of the underlying collateral. This evaluation is ongoing and results in variations in our provision for loan losses.
     Non-accrual loans amounted to $680,000 and $809,000 at March 31, 2010 and 2009, respectively. Net loan charge-offs amounted to $17,000 during the year ended March 31, 2010, compared to $9,000 during the year ended March 31, 2009.
     Although management utilizes its best judgment in providing for losses, there can be no assurance that they will not have to change its allowance for loan losses in subsequent periods. Management will continue to monitor the allowance for loan losses and make additional provisions to the allowance as appropriate.
     An analysis of the changes in the allowance for loan losses, non-performing loans and classified loans is presented under “—Risk Management—Analysis of Non-Performing and Classified Assets” and “—Risk Management—Analysis and Determination of the Allowance for Loan Losses.”

     Noninterest Revenue. Noninterest revenue was $26,000 for the year ended March 31, 2010, as compared to a loss of $223,000 for the year ended March 31, 2009. Noninterest revenue for the year ended March 31, 2010 included an other-than-temporary impairment charge of $283,000 related to nonagency mortgage-backed securities we received in a redemption in-kind of our investment in the AMF Ultra Short Mortgage mutual fund. During the year ended March 31, 2009, we elected to exchange our ownership in this mutual fund that invested in mortgage-backed securities for our pro rata share of the holdings of the fund. We received securities with a value of $3.6 million and $250,000 in cash. The mutual fund investment, which had been classified as available for sale, had a book value of $5.0 million at the time of the exchange. We recorded a loss of $1,158,000 at the time of the redemption in kind during the year ended March 31, 2009. The $3.6 million of securities received in the redemption in kind were comprised of $1.9 million of government sponsored entity guaranteed mortgage-backed securities and $1.7 million of nonagency mortgage-backed securities (including collateralized mortgage obligations). We received a total of approximately 125 securities in the redemption in kind.
     We elected to classify the securities received in the redemption in kind as held to maturity and record them at amortized cost. During the year ended March 31, 2010, we recognized other-than-temporary charges totaling $283,000 based on our analysis of the individual securities in the portfolio. The other-than-temporary impairment charges represented a 100% charge off of approximately 13 securities for a total of $268,000, where the securities were deemed worthless due to the credit quality of the securities, and a $15,000 other-than-temporary impairment charge on one security with a book value of $51,000 as of March 31, 2010. The other-than-temporary impairment related to items other than credit of $36,000 on that security was recorded in accumulated other comprehensive income, net of income tax, as of March 31, 2010.
     In addition, during the year ended March 31, 2009, we recorded a $719,000 gain on disposal of property attributable to the sale of our former main office, and we recognized a loss of $37,000 upon the sale for cash proceeds of $2.6 million of our interest in a mutual fund separate from that on which we received a redemption in kind. We experienced a $35,000 gain on disposal of property during the year ended March 31, 2010.
     Non interest Expenses. Non interest expenses increased by $126,000, or 3.3%, from $3.8 million for the year ended March 31, 2009 to $3.9 million for the year ended March 31, 2010. FDIC premiums and OTS assessments increased by $309,000, from $83,000 for the year ended March 31, 2009 to $392,000 for the year ended March 31, 2010, primarily due to increased deposit insurance premiums assessed by the Federal Deposit Insurance Corporation against all insured institutions in order to replenish the insurance fund as a result of heightened level of bank failures in the last two years. Notwithstanding that our new branch office in Bel Air was operational for all of the year ended March 31, 2010 as compared to a partial year of operations during the prior year, we were able to reduce salaries and employee benefits by $34,000, or 1.8%, during the year ended March 31, 2010 through our successful cost cutting and expense management efforts. In addition, occupancy and equipment expense decreased by $80,000, or 7.2%, due to improved technology and expense management. Other operating expenses decreased by $56,000, or 20.8%, due to a reduction in legal fees and our success in managing our non-interest expenses.
     Income Tax Expense. We recorded an income tax benefit of $198,000 during the year ended March 31, 2009 as a result of the enactment of the Workers, Home Ownership, and Business Assistance Act of 2009, pursuant to which the period over which net operating losses could be carried back was extended. We did not record a provision or benefit for income tax expense during the year ended March 31, 2010. At March 31, 2010, we had a net operating loss carryforward totaling approximately $990,000, which expires in 2030 and 2031. We also had a capital loss carryforward of approximately $566,000, which expires in 2014. We have established a valuation allowance to reflect uncertainty as to our ability to realize our deferred tax asset. See Note 8 of notes to consolidated financial statements.
Risk Management
     Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments, such as available-for-sale securities that are accounted for on a mark-to-market basis. Other risks that we face are operational risk, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.
     Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans. We do not offer, and have not offered, sub-prime or no-documentation mortgage loans or Alt-A mortgage loans.
     When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status. When the loan becomes 15 day past due, a late notice is sent to the borrower. When the loan becomes 30 days past due, a more formal letter is sent. Between 15 and 30 days past due, telephone calls are also made to the borrower. After 30 days, we regard the borrower in default. At 60 days delinquent, the borrower may be sent a letter from our attorney and we may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan becomes 60 days past due, we institute collection proceedings and attempt to repossess any personal property that secures the loan. Management informs the board of directors monthly of the amount of loans delinquent more than 30 days, all loans in foreclosure and repossessed property that we own.
     Analysis of Nonperforming and Classified Assets. We consider repossessed assets and loans that are 90 days or more past due to be non-performing assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent, at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against interest revenue. Typically, payments received on a nonaccrual loan are first applied to the outstanding principal balance. In addition, we consider certain nonagency mortgage-backed securities as nonperforming due to ratings downgrades and cash flow concerns.
     Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid balance of the loan plus foreclosure costs, or fair market value at the date of foreclosure. Any holding costs and declines in fair value after acquisition of the property result in charges against income.

     The following table provides information with respect to our non-performing assets at the dates indicated.

	At March 31,
	2010	2009
Nonaccrual loans:
Real estate-mortgage:
Residential	$72,297	$82,686
Commercial	—	721,181
Land	—	—
Lines of credit	—	—
Residential construction	607,815	—

Subtotal	680,112	803,867
Consumer	—	4,894
Commercial	—	—

Total	680,112	808,761

Accruing loans past due 90 days or more:
Real estate-mortgage:
Residential	—	—
Commercial	—	—
Land	—	—
Lines of credit	—	—
Residential construction	—	—
Subtotal	—	—
Consumer	—	—
Commercial	—	—

Total	—	—

Total of nonaccrual and 90 days or more past due loans	680,112	808,761

Real estate owned	—	—
Other nonperforming assets	40,574	257,762

Total nonperforming assets	720,686	1,066,523

Troubled debt restructurings	—	—

Troubled debt restructurings and total nonperforming assets	$720,686	$1,066,523

Total nonperforming loans to total loans	0.75%	0.90%

Total nonperforming loans to total assets	0.46%	0.58%

Total nonperforming assets and troubled debt restructurings to total assets	0.49%	0.76%

     At March 31, 2010, non accrual loans consisted of a participation interest of $608,000 in a total loan of approximately $2.7 million for the rehab and sale of an historic building consisting of 14 for sale units in Baltimore City. The loan was originated in August 2007, and our initial exposure on the loan was $707,000. The loan is secured by the property and a cash deposit in the amount of $379,000 that was held by the lead bank. Other security for the loan includes the guarantee of the corporate borrower and the personal guarantees of the three principals. The maturity date was reached on December 31, 2009, and the borrowers recently requested a short-term extension which was not approved. As of March 31, 2010, the principal on our portion of the loan was reduced to $608,000 after the liquidation of the cash deposit which was applied as a reduction of principal. A confessed judgment has been entered against the borrowers. The parties involved have been served and the judgments are in place and in the process of collection.
     Due to the fact the loan matured in December 2009 and the lack of payments since then, at March 31, 2010, we classified the loan substandard. A market analysis of the property was performed by a local real estate agency indicating a retail value of $2,366,000 and a resulting net realizable value of $1,990,000. As a result, we established a specific reserve of $50,000, which includes recognition of the value of State of Maryland historic tax credits approved for the property. We established an additional reserve of $56,000 with respect to this property during the three months ended June 30, 2010. See “Recent Developments—Results of Operations for the Three Months Ended June 30, 2010 and 2009—Provisions for Loan Losses.” For further information on our methodology for establishing specific valuation allowances, see “—Analysis and Determination of the Allowance for Loan Losses — Specific Valuation Allowance.”
     Also included in non-accrual loans at March 31, 2010 were three residential mortgage loans totaling $72,000. The decrease in non-accrual loans from March 31, 2009 to March 31, 2010 was attributable to the resolution of one commercial real estate mortgage loan with a balance of $722,000, which became a performing loan.
     We occasionally modify loans to extend the term or make other concessions to help borrowers stay current on their loan and to avoid foreclosure. We do not forgive principal or interest on loans or modify the interest rates on loans to rates that are below market rates. At March 31, 2010 and 2009, we did not have any modified loans, which are also referred to as troubled debt restructurings.
     At March 31, 2010, we had $1.5 million of loans which were not currently classified as non-accrual, 90 days past due, restructured or impaired but where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and would result in disclosure as non-accrual, 90 days past due, restructured or impaired. Included in this category were $340,000 in residential real estate loans that have experienced some delinquency, a $722,000 commercial loan that was previously delinquent and is now performing and certain nonagency mortgage backed securities. One of the residential construction loans in the amount of $206,000 that experienced previous payment issues was current at March 31, 2010 and based upon a recent appraisal had a loan-to-value ratio of 52% at that date. The commercial loan in the amount of $722,000 which had also experienced payment issues was current at March 31, 2010 and has been for the most recent nine months ended March 31, 2010. The payment problems were the result of vacancy in the property, which has improved with the execution of two new leases. The property was also re-appraised and had a loan-to-value ratio of 73% at that date based on the new appraisal.
     Interest income that would have been recorded for the year ended March 31, 2010 had non-accrual loans been current according to their original terms, amounted to approximately $23,000. Interest income of $13,000 related to non-accrual loans was included in interest income for the year ended March 31, 2010.
     At March 31, 2010, we had no real estate owned. At such date, other non-performing assets consisted of $41,000, which represented one nonagency mortgage-backed security.
     Classified Assets. Federal regulations require us to review and classify our assets on a regular basis. In addition, the Office of Thrift Supervision has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets; substandard, doubtful and loss. “Substandard assets” must have one or more defined weakness and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. “Doubtful assets” have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a “special mention” category, described as assets which do not currently expose an institution to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving close attention. When we classify an asset as substandard or doubtful we may establish a specific allowance for loan losses. If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified loss.

     The following table shows the aggregate amounts of our classified and criticized assets at the dates indicated.

	At March 31,
	2010	2009

Special mention assets	$1,470,465	$86,789
Substandard assets	720,686	1,066,523
Doubtful assets	13,157	—
Loss assets	—	—

Total classified and criticized assets	$2,204,308	$1,153,312

     Classified and criticized assets include loans that are classified due to factors other than payment delinquencies, such as lack of current financial statements and other required documentation, insufficient cash flows or other deficiencies, and, therefore are not included as non-performing assets. Other than as disclosed in the above tables, there are no other loans where management has serious doubts about the ability of the borrowers to comply with the present loan repayment terms. Also included in classified and criticized assets are delinquent ground rents (that have a specific reserve) and certain nonagency mortgage-backed securities that have experienced rating downgrades or cash flow deficiencies.
     The increase in our special mention assets of March 31, 2010 compared to March 31, 2009 was due to certain residential mortgage loans that had previous delinquency and one commercial loan in the amount of $722,000 that had been delinquent in the past but is now performing. See “—Analysis of Nonperforming and Classified Assets.” Of the $721,000 of substandard assets at March 31, 2010, $680,000 were nonaccrual loans. There was a specific valuation allowance in the amount of $51,000 for such loans.
     Delinquencies. The following table provides information about delinquencies in our loan portfolio at the dates indicated.

	At March 31,
	2010				2009
	30-89 Days		90 Days or More		30-89 Days		90 Days or More
	Number	Principal	Number	Principal	Number	Principal	Number	Principal
	of	Balance	of	Balance	of	Balance	of	Balance
	Loans	of Loans	Loans	of Loans	Loans	of Loans	Loans	of Loans

Real estate
Residential	12	$1,649,606	3	$72,297	19	$2,077,053	3	$82,686
Commercial	—	—	—	—	—	—	1	721,181
Land	—	—	—	—	—	—	—	—
Lines of credit	—	—	—	—	—	—	—	—
Residential construction	—	—	1	607,815	—	—	—	—

Subtotal	12	1,649,606	4	680,112	19	2,077,053	4	803,867
Consumer	—	—	—	—	3	16,709	1	4,894
Commercial	—	—	—	—	1	100,000	—	—

Total	12	$1,649,606	4	$680,112	23	$2,193,762	5	$808,761

     Analysis and Determination of the Allowance for Loan Losses
     The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings. Our methodology for assessing the appropriateness of the allowance for loan losses is reviewed periodically by the board of directors. The board of directors also reviews the allowance for loan losses established on a quarterly basis.
     General Valuation Allowance. We establish a general valuation allowance for loans that should be adequate to reserve for the estimated credit losses inherent in each segment of our loan portfolio, given the facts and circumstances as of the valuation date for all loans in the portfolio that have not been classified. The allowance is based on our average annual rate of net charge offs experienced over the previous three years on each segment of the portfolio and is adjusted for current qualitative factors. If historical loss data is not available for a segment, the estimates used will be based on various components such as industry averages. For purposes of determining the estimated credit losses, the loan portfolio is segmented as follows: (i) residential real estate loans (single-family); (ii)

commercial real estate loans; (iii) commercial loans (secured); (iv) commercial loans (unsecured and leases); and (v) consumer loans. Qualitative factors that are considered in determining the adequacy of the allowance for loan losses are as follows: (i) trends of delinquent and non-accrual loans; (ii) economic factors; (iii) concentrations of credit; (iv) changes in the nature and volume of the loan portfolio; and (v) changes in lending staff and loan policies.
     Specific Valuation Allowance. All adversely classified loans meeting the following loan balance thresholds are individually reviewed: (i) residential loans greater than $100,000; (ii) commercial real estate loans and land loans greater than $50,000; (iii) consumer loans greater than $25,000; and (iv) all other commercial loans. Any portion of the recorded investment in excess of the fair value of the collateral that can be identified as uncollectible is charged off against the allowance for loan losses.
     We establish a specific allowance for loan losses for 100% of the assets or portions thereof classified as loss. The amount of the loss will be the excess of the recorded investment in the loan over the fair value of collateral estimated on the date that a probable loss is identified. Management obtains updated appraisals with respect to loans secured by real estate.
     All other adversely classified loans as well as special mention and watch loans are reviewed monthly. Our historical loss experience in each category of loans is utilized in determining the allowance for that group. The loss history will be based on the average actual loss sustained from the sale of real estate owned. If we have not experienced any losses in a particular category, the factor will be determined from either the loss history of a reasonably similar category or the peer group industry average. The determined loss factor in each loan category may be adjusted for qualitative factors as determined by management.
     At March 31, 2010, there were no loans that were delinquent or restructured or modified as the result of being a “sub-prime” loan or a loan underwritten with limited or no documentation.
     Unallocated Valuation Allowance. Our allowance for loan losses methodology also includes an unallocated component to reflect the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the loan portfolio.
     The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated. The allocation of the allowance to each category is not necessarily indicative of future losses and does not restrict the use of the allowance to absorb losses in any category.

	At March 31,
	2010			2009
			% of			% of
		% of	Loans in		% of	Loans in
		Allowance	Category		Allowance	Category
		to Total	to Total		to Total	to Total
	Amount	Allowance	Loans	Amount	Allowance	Loans

Real estate-mortgage:
Residential	$155,404	25.69%	71.14%	$103,627	27.31%	77.35%
Commercial	166,042	27.44	12.77	146,680	38.65	11.80
Land	69,429	11.48	5.34	26,399	6.96	3.07
Lines of credit	20,150	3.33	1.55	1,786	0.47	0.21
Residential construction	84,296	13.93	2.64	17,316	4.56	2.01

Subtotal	495,321	81.87	93.44	295,808	77.95	94.44
Consumer	9,088	1.50	1.32	13,638	3.59	2.11
Commercial	68,084	11.25	5.24	29,680	7.82	3.45

Total	572,493	94.62	100.00%	339,126	89.36	100.00%

Unallocated	32,507	5.38		40,374	10.64

Total allowance for loan losses	$605,000	100.00%		$379,500	100.00%

     Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that the Office of Thrift Supervision, in reviewing our loan portfolio, will not require us to increase our allowance for loan losses. The Office of Thrift Supervision may require us to increase our allowance for loan losses based on judgments different from ours. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operation.
     Analysis of Loan Loss Experience. The following table sets forth an analysis of the allowance for loan losses for the periods indicated.

	At or for the
	Year Ended March 31,
	2010	2009

Allowance for loan losses at beginning of period	$379,500	$175,000
Provision for loan losses	242,074	213,114
Charge offs:
Real estate-mortgage:
Residential	16,574	—
Commercial	—	—
Land	—	—
Lines of credit	—	—
Residential construction	—	—

Subtotal mortgage	16,574	—
Consumer	—	10,614
Commercial	—	—

Total charge-offs	16,574	10,614

Recoveries:
Real estate-mortgage:
Residential	—	—
Commercial	—	—
Land	—	—
Lines of credit	—	—
Residential construction	—	—

Subtotal mortgage	—	—
Consumer	—	2,000
Commercial	—	—

Total recoveries	—	2,000

Net charge-offs	16,574	8,614

Allowance for loan losses at end of period	$605,000	$379,500

Allowance for loan losses to nonperforming loans	88.96%	46.92%

Allowance for loan losses to total loans outstanding at the end of the period	0.67%	0.42%

Net charge-offs (recoveries) to average loans outstanding during the period	0.02%	0.01%

     Interest Rate Risk Management. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes adjusting our loan mix by adding more loans with variable rates and adjusting our investment portfolio mix and duration: We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of derivative financial instruments.
     We have an Asset/Liability Management Committee, which includes members of management selected by the board of directors, to communicate, coordinate and control all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.
     Our goal is to manage asset and liability positions to moderate the effects of interest rate fluctuations on net interest and net income.
     Net Portfolio Value Analysis. We currently use the net portfolio value analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by capturing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items, based on a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. These analyses assess the risk of loss in market risk-sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or 100 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement.
     The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at March 31, 2010 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

				Net Portfolio Value as % of
	Estimated Net Portfolio Value			Portfolio Value of Assets
Change (in Basis Points) in Rates	$ Amount	$ Change	% Change	NPV Ratio	BP Change
	(Dollars in thousands)
300	$5,035	$(6,659)	(57)%	3.56%	(416	)bp
200	7,455	(4,240)	(36)	5.14		(258)
100	9,734	(1,960)	(17)	6.56		(116)
0	11,695	—	—	7.71		—
(100)	12,723	1,029	9	8.27		56
     The Office of Thrift Supervision uses various assumptions in assessing interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if there is a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table. Prepayment rates can have a significant impact on interest income. Because of the large percentage of loans and mortgage-backed securities we hold, rising or falling interest rates have a significant impact on the prepayment speeds of our earning assets that in turn affect the rate sensitivity position. When interest rates rise, prepayments tend to slow. When interest rates fall, prepayments tend to rise. Our asset sensitivity would be reduced if prepayments slow and vice versa. While we believe these assumptions to be reasonable, there can be no assurance that assumed prepayment rates will approximate actual future mortgage-backed security and loan repayment activity.
     Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds available to meet short-term liquidity needs consist of deposit inflows, loan repayments and maturities and sales of investment securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

     We regularly adjust our investments in liquid assets available to meet short-term liquidity needs based upon our assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-earning deposits and securities and (iv) the objectives of our asset/liability management policy. We do not have long-term debt or other financial obligations that would create long-term liquidity concerns.
     Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The level of these assets depends on our operating, financing, lending and investing activities during any given period. At March 31, 2010, cash and cash equivalents totaled $13.4 million. Securities classified as available-for-sale, amounting to $33.5 million, and interest-bearing deposits in banks of $1.0 million at March 31, 2010, provide additional sources of liquidity. In addition, at March 31, 2010, we had the ability to borrow a total of approximately $29.5 million from the Federal Home Loan Bank of Atlanta. At March 31, 2010, we had no Federal Home Loan Bank advances outstanding.
     At March 31, 2010 we had $7.7 million in commitments to extend credit outstanding. Certificates of deposit due within one year of March 31, 2010 totaled $59.0 million, or 58.4% of certificates of deposit. We believe the large percentage of certificates of deposit that mature within one year reflects customers’ hesitancy to invest their funds for long periods due to the recent low interest rate environment and local competitive pressures. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before March 31, 2011. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.
     The following table presents certain of our contractual obligations as of March 31, 2010.

		Payments due by period
		Less than	One to	Three to	More Than
Contractual Obligations	Total	One Year	Three Years	Five Years	Five Years

Long-term debt obligations	$—	$—	$—	$—	$—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	946,383	355,533	284,246	306,604	—
Loan purchase obligations	756,000	756,000	—	—	—
Other long-term liabilities reflected on balance sheet	—	—	—	—	—

Total	$1,702,383	$1,111,533	$284,246	$306,604	$—

     Our primary investing activities are the origination of loans and the purchase of securities. Our primary financing activity is activity in deposit accounts. Deposit flows are affected by the overall level of interest rates, the interest rates and product offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.
Financing and Investing Activities
     Capital Management. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At March 31, 2010, we exceeded all of our regulatory capital requirements and were considered “well capitalized” under regulatory guidelines. See “Regulation and Supervision—Regulation of Federal Savings Associations—Capital Requirements,” “Regulatory Capital Compliance” and note 12 of the notes to consolidated financial statements included in this prospectus.
     The capital from the offering will significantly increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of lending activities. Our financial condition and results of operations will be enhanced by the capital from the offering, resulting in increased net interest-earning assets and revenue. However, the large increase in equity resulting from the capital raised in the offering will, initially, have an adverse impact on our return on equity. Following the offering, we may use capital management tools such as cash dividends and common share repurchases. However, under Office of Thrift Supervision regulations, we will not be allowed to repurchase any shares during the first year following the offering, except to fund the restricted stock awards under the equity benefit plan after its approval by shareholders, unless extraordinary circumstances exist and we receive regulatory approval.
     Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments, unused lines of credit and letters of credit. For information about our loan commitments, unused lines of credit and letters of credit, see note 14 of the notes to consolidated financial statements.
     For the year ended March 31, 2010, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.
Impact of Recent Accounting Pronouncements
     Accounting Standards Codification. The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) became effective on July 1, 2009. At that date, ASC became FASB’s officially recognized source of authoritative United States (U.S.) generally accepted accounting principles (GAAP) applicable to all public and non-public, non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants (AICPA), Emerging Issues Task Force (EITF) and related literature. Rules and interpretive releases of the United States Securities and Exchange Commission (SEC) under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to ASC affects the way companies refer to U.S. GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.
     Accounting Standards Updates (ASU) No. 2009-16, “Transfers and Servicing (Topic- 860)-Accounting for Transfers of Financial Assets” amends prior accounting guidance to enhance reporting about transfers of financial assets, including securitizations, and where companies have continuing exposure to the risks related to transferred financial assets. ASU 2009-16 also requires additional disclosures about all continuing involvement with transferred financial assets including information about gains and losses resulting from transfers during the period. The provisions of ASU 2009-16 became effective on January 1, 2010 and did not have a significant impact on our consolidated results of operations or financial position.
     ASU No. 2009-17, “Consolidations (Topic 810)-Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” amends prior guidance to change how a company determines when an entity that is sufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity’s purpose and design and a company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. ASU 2009-17 requires additional disclosures about the reporting entity’s involvement with variable interest entities and any significant changes in risk exposure due to that involvement as well as its affect on the entity’s financial statements. As further discussed below, ASU No. 2010-10, “Consolidations (Topic 810),” deferred the effective date of ASU 2009-17 for a reporting entity’s interests in investment companies. The provisions of ASU 2009-17 became effective on January 1, 2010 and they did not have a material impact on our consolidated results of operations or financial position.
     ASU No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820)-Improving Disclosures About Fair Value Measurements” requires expanded disclosures related to fair value measurements including (i) the amounts of significant transfers of assets or liabilities between Levels 1 and 2 of the fair value hierarchy and the reasons for the transfers, (ii) the reasons for transfers of assets or liabilities in or out of Level 3 of the fair value hierarchy, with significant transfers disclosed separately, (iii) the policy for determining when transfers between the levels of the fair value hierarchy are recognized and (iv) for recurring fair value measurements of assets and liabilities in Level 3 of the fair value hierarchy, a gross presentation of information about purchases, sales, issuances and settlements. ASU 2010-06 further clarifies that (i) companies should provide fair value measurement disclosures for each class of assets and liabilities (rather than major category), which would generally be a subset of assets or liabilities within a line item in the statement of financial position and (ii) companies should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and non-recurring fair value measurements for each class of assets and liabilities included in Levels 2 and 3 of the fair value hierarchy. ASU No. 2010-06 requires the disclosures related to the gross presentation of purchases, sales, issuances and settlements of assets and liabilities included in Level 3 of the fair value hierarchy beginning January 1, 2011. The remaining disclosure requirements and clarifications made by ASU 2010-06 became effective on January 1, 2010. The adoption of ASU No. 2010-06 did not have a material impact on our consolidated results of operations or financial position.
     ASU No. 2010-10, “Consolidations (Topic 810)-Amendments for Certain Investment Funds” defers the effective date of the amendments to the consolidation requirements made by ASU 2009-17 to a company’s interest in an entity (i) that has all of the attributes of an investment company, as specified under ASC Topic 946, “Financial Services-Investment Companies,” or (ii) for which it is industry practice to apply measurement principles of financial reporting that are consistent with those in ASC Topic 946. As a result of the deferral, companies are not required to apply the ASU 2009-17 amendments to the Subtopic 810-10 consolidation requirements to its interest in an entity that meets the criteria to qualify for the deferral. ASU 2010-10 also clarifies that any interest held by a related party should be treated as though it is an entity’s own interest when evaluating the criteria for determining whether such interest represents a variable interest. ASU 2010-10 also clarifies that companies should not use a quantitative calculation as the sole basis for evaluating whether a decision maker’s or service provider’s fee is variable interest. The provisions of ASU 2010-10 became effective as of January 1, 2010 and did not have a material impact on our consolidated results of operations or financial position.
     ASU No. 2010-11, “Derivatives and Hedging (Topic 815)-Scope Exception Related to Embedded Credit Derivatives” clarifies that the only form of an embedded credit derivative that is exempt from the embedded derivative bifurcation requirement are those that relate to the subordination of one financial instrument to another. Entities that have contracts containing an embedded credit derivative feature in a form other than subordination may need to separately account for the embedded credit derivative feature. The provisions of ASU 2010-11 will be effective on July 1, 2010. We do not anticipate that it will have a material impact on our consolidated results of operations or financial position.
Effect of Inflation and Changing Prices
     The consolidated financial statements and related financial data presented in this prospectus have been prepared according to generally accepted accounting principles in the United States, which require the measurement of financial positions and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution’s performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Our Management
Board of Directors
     The board of directors of Madison Bancorp and Madison Square Federal Savings Bank are each comprised of seven persons who are elected for terms of three (3) years, approximately one-third of whom are elected annually. The same individuals comprise the boards of directors of Madison Bancorp and Madison Square Federal Savings Bank.
     Four of our seven directors are independent under the current listing standards of the Nasdaq Stock Market. The three directors who are not independent under such standards are Michael P. Gavin, who serves as President, Chief Executive Officer and Chief Financial Officer of Madison Bancorp and Madison Square Federal Savings Bank, David F. Wallace, who serves as Executive Chairman of Madison Square Federal Savings Bank and Madison Bancorp, and Melody P. Kline, who serves as Executive Vice President, Lending of Madison Square Federal Savings Bank.
     Information regarding the directors is provided below. Unless otherwise stated, each person has held his or her current occupation for the last five years. Ages presented are as of March 31, 2010. The starting year of service as a director relates to service on the board of directors of Madison Square Federal Savings Bank.
     The following directors have terms ending in 2011:
     Frederick L. Berk retired in 1982 as a self-employed builder of single-family homes in Baltimore and Harford Counties. He also owned and operated Berk’s Restaurant in the 1980s. Mr. Berk served as a director on the Board of Directors of the Belair Building and Loan Association prior to being elected to serve as director of the Bank in 1981. Age 81.
     Having lived and operated businesses in the greater Baltimore area his entire life, Mr. Berk has extensive knowledge of Madison Square Federal Savings Bank’s market area. His previous experience as a builder and as a business owner have provided him with expertise and leadership experience that is valuable to the Board of Directors.
     Michael P. Gavin has served as President and Chief Executive Officer of Madison Square Federal Savings Bank since January 2008, and as President, Chief Executive Officer and Chief Financial Officer of the Company since its formation in May 2010. Prior to that, Mr. Gavin was a founder and served as President and Chief Executive Officer of Bay Net A Community Bank, Bel Air, Maryland, and its holding company, Bay Net Financial, Inc., from April 1999 until it was sold to Sterling Financial Corporation in October 2006, after which he stayed on as President and Chief Executive Officer of Bay First Bank, the successor to Bay Net A Community Bank, until January 2008. Mr. Gavin has been in banking for over 30 years, having served in various bank management positions, including 20 years with Atlantic Federal Savings Bank, Baltimore, Maryland, where he served as President from 1988 to 1995. Age 53.
     Mr. Gavin’s over thirty years of banking experience have provided him with strong leadership and managerial skills, as well as a deep understanding of the financial industry. Additionally, Mr. Gavin’s in-depth knowledge of the market area in which the Bank and Company operate are valuable to the Board of Directors and position him well as our President, Chief Executive Officer and Chief Financial Officer.
     Mark J. Lax retired in 1985 as Vice President, Marketing of EASCO Corp., a hand tool manufacturing company in Lancaster, Pennsylvania. Prior to that, he served from 1966 to 1976 as Vice President, Marketing of Black & Decker, manufacturer of power tools and hardware and home improvement products based in Towson, Maryland. From 1976 to 1979, he also owned and operated Braemer Press, Baltimore, Maryland, a commercial printing company. Age 79.

     Mr. Lax has lived in the Bank’s market area for many years and has developed extensive ties to the market area. Additionally, Mr. Lax’s previous experience as a small business owner and as vice president of two other companies have provided him with leadership experience and expertise that is valuable to the Board of Directors.
     The following directors have terms ending in 2012:
     Richard E. Funke has over 35 years of banking experience, having served as a founder and Chairman of the Board of Bay Net Financial, Inc. and Bay Net A Community Bank, from their inception in January 2000 to their sale in October 2006. Mr. Funke previously served as Vice Chairman of Susquehanna Bank of Maryland, a billion dollar community bank headquartered in Towson, Maryland from 1995 to 1999. Mr. Funke retired in 1999. Prior to Susquehanna Bank, Mr. Funke was Chairman and Chief Executive Officer of Atlanfed Bancorp, Inc., the holding company for Atlantic Federal Savings Bank. Atlantic Federal Savings Bank, acquired by Susquehanna Bank in 1995, had approximately $250 million in assets and l0 branch locations. As Chief Executive Officer of Atlanfed Bancorp, Inc., Mr. Funke was responsible for the overall managerial operation of Atlanfed Bancorp and Atlantic Federal Savings Bank. Mr. Funke has been active in many charitable and civic organizations, including the Rotary and American Community Bankers Association. Age 74.
     Melody P. Kline has served as Executive Vice President, Lending of the Bank since May 2008. Ms. Kline joined the Bank in 1980, having served in various leadership positions including Branch Manager, Assistant Vice President and Senior Vice President before becoming Executive Vice President. Age 51.
     Through her affiliation with the Bank for over 30 years, Ms. Kline brings in-depth knowledge and understanding of the Bank’s history, operations and customer base. In addition, Ms. Kline has been a resident of the Bank’s market area for many years and is an active member of the community. Ms. Kline’s active involvement in the community has helped her establish a network of contacts that greatly assists us in our marketing efforts.
     The following directors have terms ending in 2013:
     Clare L. Glenn began her position as Development Director at St. Casimir Catholic School in the Canton area of Baltimore City in 2005. Previously she held the same position at St. Anthony of Padua School in Gardenville. Age 63.
     She was the managing editor of the Herald Gazette Newspaper in northeast Baltimore City for five years. This position provided her with the opportunity to personally interact with area businesses, community organizations, churches, schools and individuals in covering stories of interest to readers. Ms. Glenn has gained extensive leadership experience throughout her career, which has made her a significant contributor to the Board.
     David F. Wallace has been employed as Executive Chairman of the Bank since January 2008 and as Chairman of the Company since its formation in May 2010. Mr. Wallace has been in banking for over 38 years, and began working at the Bank in 1978 as Senior Vice President before he became President and Chief Executive Officer in 1980, a position he held until 2008, when he became Executive Chairman. Age 68.
     Mr. Wallace’s extensive experience in the local banking industry and involvement in the communities served by the Bank affords the Board valuable insight regarding the business and operation of the Bank. Mr. Wallace’s extensive knowledge of all aspects of the Bank’s business and customers position him well to serve as our Executive Chairman.
Executive Officers
     The executive officers of Madison Bancorp and Madison Square Federal Savings Bank are elected annually by the board of directors and serve at the board’s discretion. The executive officers of Madison Bancorp and Madison Square Federal Savings Bank are:

Name	Position
David F. Wallace	Executive Chairman of Madison Bancorp and Madison Square Federal Savings Bank

Michael P. Gavin	President, Chief Executive Officer and Chief Financial Officer of Madison Bancorp and President and Chief Executive Officer of Madison Square Federal Savings Bank

Ronald E. Ballard	Executive Vice President, Commercial Lending of Madison Square Federal Savings Bank

Melody P. Kline	Executive Vice President, Lending of Madison Square Federal Savings Bank

Kay Webster	Senior Vice President, Human Resources and Corporate Secretary of Madison Square Federal Savings Bank and Treasurer and Corporate Secretary of Madison Bancorp
     Below is information regarding our other executive officers who are not also directors. Each individual has held his current position for at least the last five years, unless otherwise stated. Ages presented are as of March 31, 2010.
     Ronald E. Ballard has been employed as Executive Vice President, Commercial Lending of the Bank since April 2008. Prior to that, Mr. Ballard served as Executive Vice President, Business Services of Bay First Bank from October 2006 until April 2008, and before that as Executive Vice President at BayNet A Community Bank from January 2000 until October 2006. Previously, he was with Atlantic Federal Savings Bank for 20 years, serving as Chief Loan Officer for 15 years, and has approximately 32 years of banking experience, including 25 years of commercial lending experience in the Northeast Maryland market area. Age 56.
     Kay Webster has served as Senior Vice President since May 2008, previously having served as Vice President since May 2005, and has served as Corporate Secretary of the Bank since May 1997. Ms. Webster also serves as Treasurer and Corporate Secretary of the Company. Age 63.
Meetings and Committees of the Board of Directors
     We conduct business through meetings of our board of directors and its committees. During the year ended March 31, 2010, the board of directors of Madison Square Federal Savings Bank met 12 times. As Madison Bancorp was incorporated in May 2010, the board of directors of Madison Bancorp did not meet during the year ended March 31, 2010.
     In connection with the formation of Madison Bancorp, the board of directors established Audit, Compensation and Nominating and Corporate Governance Committees.
     The Audit Committee consists of Richard E. Funke (Chairman) and Frederick L. Berk. The Audit Committee is responsible for providing oversight relating to our financial statements and financial reporting process, systems of internal accounting and financial controls, internal audit function, annual independent audit and the compliance and ethics programs established by management and the board. Each member of the Audit Committee is independent in accordance with the listing standards of the Nasdaq Stock Market. The board of directors of Madison Bancorp has designated Richard Funke as an audit committee financial expert under the rules of the Securities and Exchange Commission. The Audit Committee of Madison Bancorp did not meet during the year ended March 31, 2010.
     The Compensation Committee consists of Frederick L. Berk, Mark J. Lax and Richard E. Funke. The Compensation Committee is responsible for human resources policies, salaries and benefits, incentive compensation, executive development and management succession planning. Each member of the Compensation Committee is independent in accordance with the listing standards of the Nasdaq Stock Market. The Compensation Committee of Madison Bancorp did not meet during the year ended March 31, 2010.

     The Nominating and Corporate Governance Committee consists of Clare L. Glenn, Richard E. Funke and David F. Wallace. The Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become board members and recommending a group of nominees for election as directors at each annual meeting of shareholders, ensuring that the board and its committees have the benefit of qualified and experienced independent directors, and developing a set of corporate governance policies and procedures. Each member of the Nominating and Corporate Governance Committee, except for David F. Wallace, is independent in accordance with the listing standards of the Nasdaq Stock Market. The Nominating and Corporate Governance Committee of Madison Bancorp did not meet during the year ended March 31, 2010.
     Each of Madison Bancorp’s committees listed above operates under a written charter, which governs its composition, responsibilities and operations.
Corporate Governance Policies and Procedures
     In addition to having established committees of the board of directors, Madison Bancorp has also adopted certain policies to govern the activities of both Madison Bancorp and Madison Square Federal Savings Bank, including a code of business conduct and ethics.
     The code of business conduct and ethics, which applies to all employees and directors, addresses conflicts of interest, the treatment of confidential information, general employee conduct and compliance with applicable laws, rules and regulations. In addition, the code of business conduct and ethics is designed to deter wrongdoing and to promote honest and ethical conduct, the avoidance of conflicts of interest, full and accurate disclosure and compliance with all applicable laws, rules and regulations.
Directors Emeritus and Advisory Directors
     The Bylaws of Madison Bancorp allow the Board of Directors to appoint advisory directors, who may also serve as directors emeriti. Any such individuals would have such authority and receive such compensation and reimbursement as the Board of Directors determines. Advisory directors or directors emeriti will not have the authority to participate by vote in the transaction of business.
      There currently are one director emeritus and two advisory directors of Madison Square Federal Savings Bank. These individuals on occasion advise the Board of Directors with respect to business development opportunities. The director emeritus and one advisory director receive compensation of $1,000 per year, and the other advisory director is uncompensated. There are no plans to appoint any directors emeriti or advisory directors for Madison Bancorp or any additional directors emeriti or advisory directors of Madison Square Federal Savings Bank.

Executive Compensation
Summary Compensation Table
     The following information is furnished for our principal executive officer and the next two most highly compensated executive officers whose total compensation for the year ended March 31, 2010 exceeded $100,000. These individuals are referred to in this prospectus as “named executive officers.”

				All Other
Name and Principal Position	Year	Salary	Bonus	Compensation (1)	Total

Michael P. Gavin President, Chief Executive Officer and Chief Financial Officer	2010	$150,000	$—	$6,027	$156,027
David F. Wallace Executive Chairman	2010	115,000	2,212	14,403	131,615
Ronald E. Ballard Executive Vice President, Commercial Lending	2010	118,000	2,629	750	121,379

(1)	Details of the amounts disclosed in the “All Other Compensation” column are provided in the table below:

	Mr. Gavin	Mr. Wallace	Mr. Ballard

Employer match to Simple IRA	$1,016	$772	$750
Life insurance premiums	—	3,675	—
Medical and dental premiums	—	7,486	—
Private use of Company car	5,011	2,470	—

Total	$6,027	$14,403	$750

     Current Employment Agreements. In January of 2008, Madison Square Federal Savings Bank entered into employment agreements with Messrs. Gavin, Wallace and Ballard. Each of the agreements contains the same general terms, except for the level of base salary for each of the executives. The agreements provide for a three-year term, subject to annual renewal by the board of directors for an additional year beyond the then-current expiration date. As extended, the terms of the agreements for Messrs. Gavin and Ballard currently expire on January 14, 2013, and the agreement for Mr. Wallace expires on January 14, 2012. Under the agreements, the current base salaries for Messrs. Gavin, Wallace and Ballard are $150,000, $115,000 and $118,000, respectively. We may increase the amount of the base salaries under the agreements from time to time. We may also pay discretionary bonuses to each of the executives. In addition to cash compensation, the executives are eligible to participate in all standard benefit programs we sponsor, as well as receive fringe benefits available to senior management employees. We also provide Messrs. Gavin and Wallace with the use of an automobile.
     Under the agreements, if we terminate an executive’s employment for “cause,” as the term is defined in the agreement, the executive will not be entitled to receive any compensation for any period after his termination date. If we terminate an executive’s employment without cause or if the executive terminates his employment following an event that gives rise to “good reason,” the executive is entitled the salary he would have earned for the then remaining term of the agreement plus an additional 12 months. In addition, the executives may continue to participate in life insurance programs for the then remaining term of the agreement. The executives will also be entitled to continued health coverage under COBRA at no expense to them. Under the agreements, events giving rise to “good reason” generally include (i) the assignment of duties materially different from those normally associated with the executive’s position, (ii) a 10% or greater reduction in base salary, (iii) the failure to continue employee benefit plans in which the executives participate, (iv) a relocation of by more than 30 miles, and (v) the failure of the executives to be re-elected to the board of directors.
     If we, or our successor, terminates an executive’s employment in connection with a change in control or if an executive terminates employment for good reason in connection with a change in control, the executive will receive a severance benefit equal to the difference between (i) 2.99 times the executive’s average taxable income for the five years preceding the change in control and (ii) any other payments made to the executive that are contingent on the change in control.

     If an executive dies while the agreement is in effect, we will provide the executive’s estate with the compensation due to the executive through the date of death. If we terminate an executive’s employment due to disability, as such term is defined in the agreement, we will provide the executive with the compensation due through his termination date less any disability payments made to the executive prior to termination.
     During the period of each executive’s employment and for a period of 12 months following termination of employment, each agreement restricts the executive with respect to soliciting employees and business relationships from Madison Square Federal Savings Bank.
     Proposed Employment Agreements. Upon completion of the conversion, Madison Bancorp expects to enter into separate employment agreements with each of Messrs. Gavin, Wallace and Ballard on the same general terms as contained in the agreements with Madison Square Federal Savings Bank.
     Employee Severance Compensation Plan. In connection with the conversion, we expect to adopt an employee severance plan to provide benefits to eligible employees who terminate employment in connection with a change in control. Employees will be eligible for severance benefits under the plan if they complete a minimum of one year of service and do not enter into a separate employment or change in control agreement. Under the severance plan, if, within twelve months after a change in control, an employee’s employment involuntarily terminates, or if an employee voluntarily terminates employment without being offered continued employment in a comparable position, the terminated employee, if he or she was an officer of Madison Square Federal Savings Bank, will receive a severance payment equal to six weeks of base compensation plus two weeks of base compensation for each year of service, up to a maximum of 52 weeks of base compensation. If the terminated employee was not an officer, he or she would receive a severance payment equal to four weeks of base compensation plus one week of base compensation for each year of service up to a maximum of 52 weeks of base compensation. Based solely on compensation levels and years of service at March 31, 2010, and assuming that a change in control occurred on March 31, 2010, and all eligible employees became entitled to severance payments, the aggregate payments due under the severance plan would equal approximately $375,000.
Benefit Plans
     Employee Stock Ownership Plan. In connection with the conversion, Madison Square Federal Savings Bank has adopted an employee stock ownership plan for eligible employees. Eligible employees will participate in the employee stock ownership plan as of the first plan entry date (January 1st or July 1st) following or coincident with their date of employment.
     We have engaged an independent third party trustee to purchase in the offering, on behalf of the employee stock ownership plan, 7% of the number of shares of Madison Bancorp common stock sold in the conversion (41,650, 49,000, 56,350 and 64,802 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively). The purchase of common stock by the employee stock ownership plan in the offering will comply with all applicable Office of Thrift Supervision regulations except to the extent waived by the Office of Thrift Supervision. The employee stock ownership plan intends to fund its stock purchase through a loan from Madison Bancorp equal to 100% of the aggregate purchase price of the common stock. The loan will be repaid principally through Madison Square Federal Savings Bank’s contributions to the employee stock ownership plan and dividends payable on common stock held by the plan over an expected 15-year term of the loan. We anticipate that the fixed interest rate for the employee stock ownership plan loan will be the prime rate, as published in the Wall Street Journal, on the closing date of the offering. See “Pro Forma Data.”
     The trustee will hold the shares purchased in a loan suspense account, and will release the shares from the suspense account on a pro rata basis as Madison Square Federal Savings Bank repays the loan. The trustee will allocate the shares released among active participants on the basis of each active participant’s proportional share of compensation. Participants will vest in their employee stock ownership plan allocations at the rate of 33.3% per year beginning after two years of service. Participants will be credited with past service for vesting purposes under the employee stock ownership plan. Participants will become fully vested upon age 65, death or disability, a change in control, or termination of the plan. Generally, participants will receive distributions from the employee stock ownership plan upon separation from service. The plan reallocates any unvested shares of common stock forfeited upon termination of employment among the remaining participants in the plan.

     Participants may direct the plan trustee how to vote the shares of common stock credited to their accounts. The plan trustee will vote all unallocated shares and allocated shares for which participants do not provide instructions on any matter in the same ratio as it votes those shares for which participants provide instructions, subject to fulfillment of its fiduciary responsibilities as trustee.
     Under applicable accounting requirements, Madison Square Federal Savings Bank will record a compensation expense for a leveraged employee stock ownership plan at the fair market value of the shares when they are committed to be released from the suspense account to participants’ accounts under the plan.
Nonqualified Deferred Compensation
     Future Equity Incentive Plan. Following the conversion, Madison Bancorp plans to adopt an equity incentive plan that will provide for grants of stock options and restricted stock. In accordance with applicable regulations, we anticipate that the plan, if adopted within the first year after the offering, will authorize a number of stock options equal to 10% of the shares sold in the conversion stock offering and a number of shares of restricted stock equal to 3% of the shares sold in the offering. Therefore, the number of shares reserved under the plan, if adopted within that one-year period, will range from 77,350 shares, assuming 595,000 shares are sold in the offering at the minimum of the offering range, to 104,650 shares, assuming 805,000 shares are sold in the offering at the maximum of the offering range. If we adopt the equity incentive plan more than one year after completion of the offering, we would not be subject to Office of Thrift Supervision regulations limiting the awards we may make under the plan. However, if we implement the plan more than one year following the conversion, we do not expect to increase the number of shares available for awards under the plan, except that if Madison Square Federal Savings Bank’s tangible capital exceeds 10% of adjusted total assets when we implement the plan, we may increase the number of shares available for restricted stock awards to 4% of the shares sold in the offering. We expect to fund the plan with shares we purchase in the open market, but in determining whether to do so, the Board of Directors will consider our financial condition and results of operations, capital requirements, economic conditions and whether sufficient shares are available for purchase in the open market. The equity incentive plan will comply with all applicable required Office of Thrift Supervision regulations except to the extent waived by the Office of Thrift Supervision.
     Deferred Compensation Plan. We have implemented a deferred compensation plan. Directors and select management employees may participate in the plan. The plan allows participants to defer the receipt of compensation until a point in time elected by each participant at the time he or she elects to defer the compensation. Participants are always fully vested in their benefits under the plan at all times. We do not expect to make contributions on behalf of participants under the plan, but will credit deferred amounts with a specified rate of return. The current rate of return equals the prime rate determined as of the last day of the plan year, plus one percent and is currently 4.25%. Benefits may become distributable under the plan upon a participant’s separation from service, upon a change in control or at a specified date, as elected by the participant. The plan also allows for distributions upon certain events that constitute an unforeseeable emergency.
Director Compensation
     The following table provides the compensation received by individuals, who are not executive officers, who served as directors of Madison Square Federal Savings Bank during the 2010 fiscal year. Since the formation of Madison Bancorp, no directors have received compensation for service as a director of Madison Bancorp. Employees of Madison Square Federal Savings Bank do not receive compensation for service as a director. The table omits information regarding compensation paid to Melody P. Kline, a director of Madison Square Federal Savings Bank, for service as an executive officer of Madison Square Federal Savings Bank but for whom compensation information is not disclosed under “-Summary Compensation Table.” Ms. Kline did not receive any additional compensation for service as a director.

	Fees Earned or
	Paid in Cash	Total

Frederick L. Berk	$28,800	$28,800
Richard E. Funke	$16,150	$16,150
Clare L. Glenn	$28,800	$28,800
Mark J. Lax	$28,800	$28,800
     Cash Retainer and Meeting Fees For Non-Employee Directors. The following table sets forth the applicable retainers and fees that are paid to our non-employee directors who began service after March 2008 for their service on the board of directors of Madison Square Federal Savings Bank as of March 31, 2010. Non-employee directors who were serving as of March 2008 receive a monthly retainer of $2,400. Members of the Board of Directors of Madison Bancorp do not receive additional fees for service on the Company’s Board of Directors.

Board of Directors of Madison Square Federal Savings Bank:
Annual retainer	$6,000
Additional fee for each board meeting attended	600
Additional fee for each committee meeting attended:
If held day of board meeting	150
If held on day with no board meeting	250
Transactions with Madison Square Federal Savings Bank
     Loans and Extensions of Credit. The Sarbanes-Oxley Act of 2002 generally prohibits loans by publicly traded companies to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by banks to their executive officers and directors in compliance with federal banking regulations. Federal regulations generally require that all loans or extensions of credit to executive officers and directors of insured institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features, although federal regulations allow us to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees that does not give preference to any executive officer or director over any other employee.
     In addition, loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to the person and his or her related interests, are in excess of the greater of $25,000 or 5% of Madison Square Federal Savings Bank’s capital and surplus, up to a maximum of $500,000, must be approved in advance by a majority of the disinterested members of the board of directors. See “Regulation and Supervision — Regulation of Federal Savings Associations — Transactions with Related Parties.”
     The outstanding balance of the only loan extended by Madison Square Federal Savings Bank to its executive officers and directors and related parties was $79,000 at March 31, 2010, or approximately 0.5% of pro forma shareholders’ equity assuming that 700,000 shares are sold in the offering at the midpoint of the offering range. Such loan was made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Madison Square Federal Savings Bank, and did not involve more than the normal risk of collectibility or present other unfavorable features when made. The loan was performing according to its original terms at March 31, 2010.
     Other Transactions. Since April 1, 2008, there have been no transactions and there are no currently proposed transactions in which we were or are to be a participant and the amount involved exceeds $120,000, and in which any of our executive officers and directors had or will have a direct or indirect material interest.

Indemnification for Directors and Officers
     Madison Bancorp’s articles of incorporation provide that Madison Bancorp shall indemnify its directors and officers, whether serving the Company or at its request any other entity, to the fullest extent required or permitted by the general laws of the State of Maryland, including the advance of expenses under the procedures required, and other employees and agents to such extent as shall be authorized by the Board of Directors or the Company’s Bylaws and as permitted by law. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Madison Bancorp pursuant to its articles of incorporation or otherwise, Madison Bancorp has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.
Subscriptions by Executive Officers and Directors
     The following table presents certain information as to the proposed purchases of common stock by our directors and executive officers, including their associates, if any, as defined by applicable regulations. No individual has entered into a binding agreement to purchase these shares and, therefore, actual purchases could be more or less than indicated. Directors and executive officers and their associates may not purchase in the aggregate more than 33% of the shares sold in the offering. Like all of our depositors, our directors and officers have subscription rights based on their deposits. For purposes of the following table, sufficient shares are assumed to be available to satisfy subscriptions in all categories. All directors and officers as a group would own 10.2% of our outstanding shares at the minimum of the offering range and 7.6% of our outstanding shares at the maximum of the offering range.

	Proposed Purchases of Stock in the Offering
			Percent of Common Stock
			Outstanding at Minimum
Name	Number of Shares	Dollar Amount	of Offering Range

Directors:
Frederick L. Berk	5,000	$50,000	0.8%
Richard E. Funke	10,000	100,000	1.7
Michael P. Gavin	25,000	250,000	4.2
Clare L. Glenn	200	2,000	*
Melody P. Kline	10,000	100,000	1.7
Mark J. Lax	200	2,000	*
David F. Wallace	7,000	70,000	1.2

Executive Officers Who Are Not Directors:
Ronald E. Ballard	1,000	10,000	0.2
Kay Webster	2,500	25,000	0.4

All directors and executive officers as a group (9 persons)	60,900	$609,000	10.2%

*	Less than 0.1%.

Regulation and Supervision
General
     Madison Square Federal Savings Bank is subject to extensive regulation, examination and supervision by the Office of Thrift Supervision, as its primary federal regulator, and the Federal Deposit Insurance Corporation, as its deposits insurer. Madison Square Federal Savings Bank is a member of the Federal Home Loan Bank System, and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund managed by the Federal Deposit Insurance Corporation. Madison Square Federal Savings Bank must file reports with the Office of Thrift Supervision and the Federal Deposit Insurance Corporation concerning its activities and financial condition in addition to obtaining regulatory approval before entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the Office of Thrift Supervision and, under certain circumstances, the Federal Deposit Insurance Corporation to evaluate Madison Square Federal Savings Bank’s safety and soundness and compliance with various regulatory requirements. This regulatory structure is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies, whether by the Office of Thrift Supervision, the Federal Deposit Insurance Corporation or Congress, could have a material adverse impact on Madison Bancorp and Madison Square Federal Savings Bank and their operations. Madison Bancorp, as a savings and loan holding company, will be required to file certain reports with, is subject to examination by, and otherwise must comply with the rules and regulations of the Office of Thrift Supervision. Madison Bancorp will also be subject to the rules and regulations of the Securities and Exchange Commission under the federal securities laws.
     The material regulatory requirements that are or will be applicable to Madison Square Federal Savings Bank and Madison Bancorp are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on Madison Square Federal Savings Bank and Madison Bancorp.
Regulation of Federal Savings Banks
     Business Activities. Federal law and regulations, primarily the Home Owners’ Loan Act and the regulations of the Office of Thrift Supervision, govern the activities of federal savings banks, such as Madison Square Federal Savings Bank. These laws and regulations delineate the nature and extent of the activities in which federal savings banks may engage. In particular, certain lending authority for federal savings banks, e.g., commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution’s capital or assets.
     Branching. Federal savings banks are authorized to establish branch offices in any state or states of the United States and its territories, subject to the approval of the Office of Thrift Supervision.
     Capital Requirements. The Office of Thrift Supervision’s capital regulations require federal savings institutions to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The Office of Thrift Supervision regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for national banks.
     The risk-based capital standard requires federal savings institutions to maintain Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor of 0% to 1,250%, assigned by the Office of Thrift Supervision capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common shareholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.
     The Office of Thrift Supervision also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution’s capital level is or may become inadequate in light of the particular circumstances. At March 31, 2010, Madison Square Federal Savings Bank met each of these capital requirements. See note 12 of the notes to consolidated financial statements included in this prospectus.
     Prompt Corrective Regulatory Action. The Office of Thrift Supervision is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution’s degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk-weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be “undercapitalized.” A savings institution that has a total risk-based capital ratio of less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be “significantly undercapitalized” and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be “critically undercapitalized.” Subject to a narrow exception, the Office of Thrift Supervision is required to appoint a receiver or conservator within specified time frames for an institution that is “critically undercapitalized.” An institution must file a capital restoration plan with the Office of Thrift Supervision within 45 days of the date it receives notice that it is “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Compliance with the plan must be guaranteed by any parent holding company in the amount of the lesser of 5% of the association’s total assets when it became undercapitalized or the amount necessary to achieve full compliance at the time the association first failed to comply. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. “Significantly undercapitalized” and “critically undercapitalized” institutions are subject to more extensive mandatory regulatory actions. The Office of Thrift Supervision could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.
     Loans to One Borrower. Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. Subject to certain exceptions, a savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral. See “Our Business — Lending Activities — Loans to One Borrower.”
     Standards for Safety and Soundness. As required by statute, the federal banking agencies have adopted Interagency Guidelines Establishing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the Office of Thrift Supervision determines that a savings institution fails to meet any standard prescribed by the guidelines, the Office of Thrift Supervision may require the institution to submit an acceptable plan to achieve compliance with the standard.
     Limitation on Capital Distributions. Office of Thrift Supervision regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the Office of Thrift Supervision is required before any capital distribution if the institution does not meet the criteria for “expedited treatment” of applications under Office of Thrift Supervision regulations (i.e., generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the Office of Thrift Supervision. If an application is not required, the institution must still provide prior notice to the Office of Thrift Supervision of the capital distribution if it is a subsidiary of a holding company, like Madison Square Federal Savings Bank will be upon the completion of the conversion. If Madison Square Federal Savings Bank’s capital were ever to fall below its regulatory requirements or the Office of Thrift Supervision notified it that it was in need of increased supervision, its ability to make capital distributions could be restricted. In addition, the Office of Thrift Supervision could prohibit a proposed capital distribution that would otherwise be permitted by the regulation, if the agency determines that such distribution would constitute an unsafe or unsound practice.
     Qualified Thrift Lender Test. Federal law requires savings institutions to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a “domestic building and loan association” under the Internal Revenue Code or maintain at least 65% of its “portfolio assets” (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain “qualified thrift investments” (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least nine months out of each 12-month period.
     A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a bank charter. As of March 31, 2010, Madison Square Federal Savings Bank maintained 87.1% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test.
     Transactions with Related Parties. Madison Square Federal Savings Bank’s authority to engage in transactions with “affiliates” is limited by Office of Thrift Supervision regulations and Sections 23A and 23B of the Federal Reserve Act as implemented by the Federal Reserve Board’s Regulation W. The term “affiliates” for these purposes generally means any company that controls or is under common control with an institution. Madison Bancorp and any non-savings institution subsidiaries would be affiliates of Madison Square Federal Savings Bank. In general, transactions with affiliates must be on terms that are as favorable to the institution as comparable transactions with non-affiliates. In addition, certain types of transactions are restricted to 10% of an institution’s capital and surplus with any one affiliate and 20% of capital and surplus with all affiliates. Collateral in specified amounts must usually be provided by affiliates in order to receive loans from an institution. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.
     The Sarbanes-Oxley Act of 2002 generally prohibits a company from making loans to its executive officers and directors. However, that act contains a specific exception for loans by a depository institution to its executive officers and directors in compliance with federal banking laws. Under such laws, Madison Square Federal Savings Bank’s authority to extend credit to executive officers, directors and 10% shareholders (“insiders”), as well as entities such persons control, is limited. The law restricts both the individual and aggregate amount of loans Madison Square Federal Savings Bank may make to insiders based, in part, on Madison Square Federal Savings Bank’s capital position and requires certain board approval procedures to be followed. Such loans must be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. There are additional restrictions applicable to loans to executive officers. For information about transactions with our directors and officers, see “Our Management —Transactions with Madison Square Federal Savings Bank.”
     Enforcement. The Office of Thrift Supervision has primary enforcement responsibility over federal savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including shareholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, or conservatorship. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The Federal Deposit Insurance Corporation has authority to recommend to the Director of the Office of Thrift Supervision that enforcement action be taken with respect to a particular savings institution. If action is not taken by the Director, the Federal Deposit Insurance

Corporation has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.
     Assessments. Federal savings banks are required to pay assessments to the Office of Thrift Supervision to fund its operations. The general assessments, paid on a semi-annual basis, are based upon the savings institution’s total assets, including consolidated subsidiaries, as reported in the institution’s latest quarterly thrift financial report, the institution’s financial condition and the complexity of its asset portfolio.
     Insurance of Deposit Accounts. Madison Square Federal Savings Bank’s deposits are insured up to applicable limits by the Deposit Insurance Fund of the Federal Deposit Insurance Corporation. Under the Federal Deposit Insurance Corporation’s risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors, with less risky institutions paying lower assessments. An institution’s assessment rate depends upon the category to which it is assigned, and certain potential adjustments established by Federal Deposit Insurance Corporation regulations. Effective April 1, 2009, assessment rates range from seven to 77.5 basis points of assessable deposits. The Federal Deposit Insurance may adjust the scale uniformly from one quarter to the next, except that no adjustment can deviate more than three basis points from the base scale without notice and comment. No institution may pay a dividend if in default of the federal deposit insurance assessment.
     The Federal Deposit Insurance Corporation imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital, as of June 30, 2009 (capped at ten basis points of an institution’s deposit assessment base), in order to cover losses to the Deposit Insurance Fund. That special assessment was collected on September 30, 2009. The Federal Deposit Insurance Corporation provided for similar assessments during the final two quarters of 2009, if deemed necessary. However, in lieu of further special assessments, the Federal Deposit Insurance Corporation required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. The estimated assessments, which include an assumed annual assessment base increase of 5%, were recorded as a prepaid expense asset as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, a charge to earnings will be recorded for each regular assessment with an offsetting credit to the prepaid asset.
     Due to the recent difficult economic conditions, deposit insurance per account owner has been raised to $250,000 for all types of accounts until January 1, 2014. In addition, the Federal Deposit Insurance Corporation adopted an optional Temporary Liquidity Guarantee Program by which, for a fee, noninterest bearing transaction accounts would receive unlimited insurance coverage until June 30, 2010, subsequently extended to December 31, 2010, with an additional possible extension up to December 31, 2011, and certain senior unsecured debt issued by institutions and their holding companies between October 13, 2008 and October 31, 2009 would be guaranteed by the Federal Deposit Insurance Corporation through June 30, 2012, or in some cases, December 31, 2012. Madison Square Federal Savings Bank opted to participate in the unlimited noninterest bearing transaction account coverage and in the unsecured debt guarantee program.
     In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. That payment is established quarterly and during the four quarters ending March 31, 2010 averaged 1.04 basis points of assessable deposits.
     The Federal Deposit Insurance Corporation has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Madison Square Federal Savings Bank. Management cannot predict what insurance assessment rates will be in the future.
     Insurance of deposits may be terminated by the Federal Deposit Insurance Corporation upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the Federal Deposit Insurance Corporation or the Office of Thrift Supervision. The management of Madison Square Federal Savings Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

     Federal Home Loan Bank System. Madison Square Federal Savings Bank is a member of the Federal Home Loan Bank System, which consists of (12) regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Madison Square Federal Savings Bank, as a member of the Federal Home Loan Bank of Atlanta, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. At March 31, 2010, Madison Square Federal Savings Bank complied with this requirement with an investment in Federal Home Loan Bank stock of $243,000.
     The Federal Home Loan Banks are required to provide funds for the resolution of insolvent thrifts in the late 1980s and to contribute funds for affordable housing programs. These requirements, or general results of operations, could reduce or eliminate the dividends that the Federal Home Loan Banks pay to their members and result in the Federal Home Loan Banks imposing a higher rate of interest on advances to their members. If dividends are reduced, or interest on future Federal Home Loan Bank advances increased, our net interest income could also be reduced.
     Community Reinvestment Act. Under the Community Reinvestment Act, as implemented by Office of Thrift Supervision regulations, a savings association has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The Community Reinvestment Act does not establish specific lending requirements or programs for financial institutions nor does it limit an institution’s discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the Community Reinvestment Act. The Community Reinvestment Act requires the Office of Thrift Supervision, in connection with its examination of a savings association, to assess the institution’s record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution.
     The Community Reinvestment Act requires public disclosure of an institution’s rating and requires the Office of Thrift Supervision to provide a written evaluation of an association’s Community Reinvestment Act performance utilizing a four-tiered descriptive rating system.
     Madison Square Federal Savings Bank received a “satisfactory” rating as a result of its most recent Community Reinvestment Act assessment.
Other Regulations
     Interest and other charges collected or contracted for by Madison Square Federal Savings Bank are subject to state usury laws and federal laws concerning interest rates. Madison Square Federal Savings Bank’s operations are also subject to federal laws applicable to credit transactions, such as the:
•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	Rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

     The operations of Madison Square Federal Savings Bank also are subject to the:
•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	Electronic Funds Transfer Act and Regulation E promulgated thereunder, which governs automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services;

•	Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check;

•	Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (referred to as the “USA PATRIOT Act”), which significantly expands the responsibilities of financial institutions, including savings and loan associations, in preventing the use of the U.S. financial system to fund terrorist activities. Among other provisions, it requires financial institutions operating in the United States to develop new anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations; and

•	The Gramm-Leach-Bliley Act places limitations on the sharing of consumer financial information with unaffiliated third parties. Specifically, the Gramm-Leach-Bliley Act requires all financial institutions offering financial products or services to retail customers to provide such customers with the financial institution’s privacy policy and provide such customers the opportunity to “opt out” of the sharing of personal financial information with unaffiliated third parties.
Federal Reserve System
     The Federal Reserve Board regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (“NOW”) and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $55.2 million; a 10% reserve ratio is applied above $55.2 million. The first $10.7 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually. Madison Square Federal Savings Bank complies with the foregoing requirements.
Holding Company Regulation
     General. Madison Bancorp will be a unitary savings and loan holding company within the meaning of federal law. The Gramm-Leach-Bliley Act of 1999 provided that no company may acquire control of a savings institution after May 4, 1999 unless it engages only in the financial activities permitted for financial holding companies under the law or for multiple savings and loan holding companies as described below. Further, the Gramm-Leach-Bliley Act specifies that existing savings and loan holding companies may only engage in such activities. Upon any non-supervisory acquisition by Madison Bancorp of another savings institution or savings bank that meets the qualified thrift lender test and is deemed to be a savings institution by the Office of Thrift Supervision, Madison Bancorp would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would generally be limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the Office of Thrift Supervision, and certain activities authorized by Office of Thrift Supervision regulation. However, the Office of Thrift Supervision has issued an interpretation concluding that multiple savings and loan holding companies may also engage in activities permitted for financial holding companies.

     A savings and loan holding company is prohibited from, directly or indirectly, acquiring more than 5% of the voting stock of another savings institution or savings and loan holding company, without prior written approval of the Office of Thrift Supervision, and from acquiring or retaining control of a depository institution that is not insured by the Federal Deposit Insurance Corporation. In evaluating applications by holding companies to acquire savings institutions, the Office of Thrift Supervision considers the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the deposit insurance funds, the convenience and needs of the community and competitive factors.
     The Office of Thrift Supervision may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings institution in another state if the laws of the state target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.
     Although savings and loan holding companies are not currently subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions as described below. Madison Square Federal Savings Bank must notify the Office of Thrift Supervision 30 days before declaring any dividend to Madison Bancorp. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the Office of Thrift Supervision and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.
     Acquisition of Control. Under the federal Change in Bank Control Act, a notice must be submitted to the Office of Thrift Supervision if any person (including a company), or group acting in concert, seeks to acquire “control” of a savings and loan holding company or savings association. An acquisition of “control” can occur upon the acquisition of 10% or more of the voting stock of a savings and loan holding company or savings institution or as otherwise defined by the Office of Thrift Supervision. Under the Change in Bank Control Act, the Office of Thrift Supervision has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company.
Regulatory Restructuring Legislation
     On July 21, 2010, the President signed into law The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The Dodd-Frank Act restructures the regulation of depository institutions. Under the Dodd-Frank Act, the Office of Thrift Supervision will be merged into the Office of the Comptroller of the Currency, which regulates national banks. Savings and loan holding companies will be regulated by the Federal Reserve Board. The Dodd-Frank Act contains various provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008-2009. Also included is the creation of a new federal agency to administer and enforce consumer and fair lending laws, a function that is now performed by the depository institution regulators. The federal preemption of state laws currently accorded federally chartered depository institutions will be reduced as well. The Dodd-Frank Act also will impose consolidated capital requirements on savings and loan holding companies effective in five years, which will limit our ability to borrow at the holding company and invest the proceeds from such borrowings as capital in Madison Square Federal Savings Bank that could be leveraged to support additional growth. The full impact of the Dodd-Frank Act on our business and operations will not be known for years until regulations implementing the statute are written and adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased compliance costs resulting from possible future consumer and fair lending regulations.
Federal Securities Laws
     Madison Bancorp has filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the registration of the common stock to be issued in the offering. Upon completion of the offering, Madison Bancorp’s common stock will be registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. Madison Bancorp will be subject to the information, proxy solicitation, insider trading restrictions and other requirements under the Securities Exchange Act of 1934, as amended.
     The registration, under the Securities Act of 1933, as amended, of the shares of common stock to be issued in the offering does not cover the resale of those shares. Shares of common stock purchased by persons who are not affiliates of Madison Bancorp may be resold without registration. Shares purchased by an affiliate of Madison Bancorp will be subject to the resale restrictions of Rule 144 under the Securities Act of 1933, as amended. If Madison Bancorp meets the current public information requirements of Rule 144, each affiliate of Madison Bancorp that complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of the outstanding shares of Madison Bancorp or the average weekly volume of trading in the shares during the preceding four calendar weeks. In the future, Madison Bancorp may permit affiliates to have their shares registered for sale under the Securities Act of 1933, as amended.
Sarbanes-Oxley Act of 2002
     The Sarbanes-Oxley Act of 2002 addresses, among other issues, corporate governance, auditing and accounting, executive compensation, and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act of 2002, Madison Bancorp’s Chief Executive Officer and Chief Financial Officer will be required to certify that Madison Bancorp’s quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the Securities and Exchange Commission under the Sarbanes-Oxley Act of 2002 have several requirements, including having the Chief Executive Officer and Chief Financial Officer certify that: he is responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal controls; he has made certain disclosures to our auditors and the audit committee of the board of directors about our internal controls; and he has included information in our quarterly and annual reports about his evaluation and whether there have been significant changes in our internal controls or in other factors that could significantly affect internal controls. Madison Bancorp will be subject to further reporting and audit requirements beginning with the year ending March 31, 2011 under the requirements of the Sarbanes-Oxley Act. Madison Bancorp will prepare policies, procedures and systems designed to comply with these regulations to ensure compliance with these regulations.
Federal and State Taxation
Federal Income Taxation
     General. We report our income on a fiscal year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including particularly our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. Our federal income tax returns have not been audited during the last five years. For its 2010 fiscal year, Madison Square Federal Savings Bank’s maximum statutory federal income tax rate was 34%, although we did not pay taxes for that year because we incurred a net loss during the year. For future years where we are able to generate net income, we expect to be able to use net operating losses to offset income and thereby reduce our effective tax rate. We had $990,000 of net operating loss carryforwards at March 31, 2010, which expire in 2030 and 2031, and a capital loss carryforward of approximately $566,000, which expires in 2014.
     Madison Bancorp and Madison Square Federal Savings Bank will enter into a tax allocation agreement. Because Madison Bancorp will own 100% of the issued and outstanding capital stock of Madison Square Federal Savings Bank after the completion of the conversion, Madison Bancorp and Madison Square Federal Savings Bank will be members of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, of which group Madison Bancorp will be the common parent corporation. As a result of this affiliation, Madison Square Federal Savings Bank may be included in the filing of a consolidated federal income tax return with Madison Bancorp and, if a decision to file a consolidated tax return is made, the parties agree to compensate each other for their individual share of the consolidated tax liability and/or any tax benefits provided by them in the filing of the consolidated federal income tax return.

     Bad Debt Reserves. For fiscal years beginning before June 30, 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and require savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves.
     Distributions. If Madison Square Federal Savings Bank makes “non-dividend distributions” to Madison Bancorp, the distributions will be considered to have been made from Madison Square Federal Savings Bank’s unrecaptured tax bad debt reserves, including the balance of its reserves as of December 31, 1987, to the extent of the “non-dividend distributions,” and then from Madison Square Federal Savings Bank’s supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in Madison Square Federal Savings Bank’s taxable income. Non-dividend distributions include distributions in excess of Madison Square Federal Savings Bank’s current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of Madison Square Federal Savings Bank’s current or accumulated earnings and profits will not be so included in Madison Square Federal Savings Bank’s taxable income.
     The amount of additional taxable income triggered by a non-dividend is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Madison Square Federal Savings Bank makes a non-dividend distribution to Madison Bancorp, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. Madison Square Federal Savings Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.
State Taxation
     The state of Maryland imposes an income tax of approximately 8.25% on income measured substantially the same as federally taxable income. The state of Maryland currently assesses a personal property tax for December 2000 and forward.
The Conversion and Stock Offering
     Our board of directors has approved the plan of conversion. The Office of Thrift Supervision also has conditionally approved the plan of conversion, but its approval does not constitute a recommendation or endorsement of the plan of conversion by the agency.
General
     On April 6, 2010, the board of directors of Madison Square Federal Savings Bank unanimously adopted the plan of conversion according to which Madison Square Federal Savings Bank will convert from a federally chartered mutual savings bank to a federally chartered stock savings bank and become a wholly owned subsidiary of Madison Bancorp, a newly formed Maryland corporation. On May 17, 2010, the board of directors of Madison Bancorp unanimously adopted the plan of conversion. Madison Bancorp will offer 100% of its common stock to qualifying depositors of Madison Square Federal Savings Bank in a subscription offering and, if necessary, to members of the general public through a community offering and/or a syndicate of registered broker-dealers. The completion of the offering depends on market conditions and other factors beyond our control. We can give no assurance as to the length of time that will be required to complete the sale of the common stock. If we experience delays, significant changes may occur in the appraisal of Madison Square Federal Savings Bank, which would require a change in the offering range. A change in the offering range would result in a change in the net proceeds realized by Madison Bancorp from the sale of the common stock. If the offering is terminated, Madison Square

Federal Savings Bank would be required to charge all offering expenses against current income. The Office of Thrift Supervision approved our plan of conversion, subject to the fulfillment of certain conditions.
     The following is a brief summary of the pertinent aspects of the conversion. A copy of the plan of conversion is available from Madison Square Federal Savings Bank upon request and is available for inspection at the offices of Madison Square Federal Savings Bank and at the Office of Thrift Supervision. The plan of conversion is also filed as an exhibit to the registration statement that we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”
Reasons for the Conversion
     The primary reasons for the conversion and related stock offering are to:
•	increase the capital of Madison Square Federal Savings Bank to support future lending and operational growth and to allow us to make larger loans to individual borrowers within regulatory limits;

•	enhance profitability and earnings through reinvesting and leveraging the proceeds, primarily through traditional funding and lending activities;

•	support future branching activities and/or the acquisition of financial services companies; and

•	implement equity compensation plans to retain and attract qualified directors, officers and staff to enhance the current incentive-based compensation programs.
     As a stock holding company, Madison Bancorp will have greater flexibility than Madison Square Federal Savings Bank now has in structuring mergers and acquisitions, including the consideration paid in a transaction. Our current mutual savings bank structure, by its nature, limits our ability to offer any common stock as consideration in a merger or acquisition. Our new stock holding company structure will enhance our ability to compete with other bidders when acquisition opportunities arise by better enabling us to offer stock or cash consideration, or a combination of the two. We currently do not have any agreement or understanding as to any specific acquisition.
Effects of Conversion to Stock Form
     General. Each depositor in a mutual savings bank has both a deposit account in the institution and a pro rata ownership interest in the net worth of the institution based upon the balance in his or her account. However, this ownership interest is tied to the depositor’s account and has no value separate from such deposit account. Furthermore, this ownership interest may only be realized in the unlikely event that the institution is liquidated. In such event, the depositors of record at that time, as owners, would be able to share in any residual surplus and reserves after payment of other claims, including claims of depositors to the amounts of their deposits. Any depositor who opens a deposit account obtains a pro rata ownership interest in the net worth of the institution without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the account but nothing for his or her ownership interest in the net worth of the institution, which is lost to the extent that the balance in the account is reduced.
     When a mutual savings bank converts to stock form, depositors lose all rights to the net worth of the mutual savings bank, except the right to claim a pro rata share of funds representing the liquidation account established in connection with the conversion. Additionally, permanent nonwithdrawable capital stock is created and offered to depositors which represents the ownership of the institution’s net worth. The common stock of Madison Bancorp is separate and apart from deposit accounts and cannot be and is not insured by the Federal Deposit Insurance Corporation or any other governmental agency. Certificates are issued to evidence ownership of the permanent stock. The stock certificates are transferable, and therefore the stock may be sold or traded if a purchaser is available with no effect on any deposit account the seller may hold in the institution.

     No assets of Madison Bancorp will be distributed in connection with the conversion other than the payment of those expenses incurred in connection with the conversion.
     Continuity. While the conversion is being accomplished, the normal business of Madison Square Federal Savings Bank will continue without interruption, including being regulated by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. After the conversion, Madison Square Federal Savings Bank will continue to provide services for depositors and borrowers under current policies by its present management and staff.
     The directors of Madison Square Federal Savings Bank at the time of the conversion will serve as directors of Madison Square Federal Savings Bank after the conversion. The initial directors of Madison Bancorp are composed of the individuals who serve on the board of directors of Madison Square Federal Savings Bank. All officers of Madison Square Federal Savings Bank at the time of conversion will retain their positions after the conversion.
     Deposit Accounts and Loans. Madison Square Federal Savings Bank’s deposit accounts, account balances and existing Federal Deposit Insurance Corporation insurance coverage of deposit accounts will not be affected by the conversion. Furthermore, the conversion will not affect the loan accounts, loan balances or obligations of borrowers under their individual contractual arrangements with Madison Square Federal Savings Bank.
     Effect on Voting Rights. Voting rights in Madison Square Federal Savings Bank, as a mutual savings bank, belong to its depositor members. After the conversion, depositors will no longer have voting rights in Madison Square Federal Savings Bank and, therefore, will no longer be able to elect directors of Madison Square Federal Savings Bank or control its affairs. Instead, Madison Bancorp, as the sole shareholder of Madison Square Federal Savings Bank, will possess all voting rights in Madison Square Federal Savings Bank. The holders of the common stock of Madison Bancorp will possess all voting rights in Madison Bancorp. Depositors of Madison Square Federal Savings Bank will not have voting rights after the conversion except to the extent that they become shareholders of Madison Bancorp by purchasing common stock.
     Liquidation Account. In the unlikely event of a complete liquidation of Madison Square Federal Savings Bank before the conversion, each depositor in Madison Square Federal Savings Bank would receive a pro rata share of any assets of Madison Square Federal Savings Bank remaining after payment of claims of all creditors, including the claims of all depositors up to the withdrawal value of their accounts. Each depositor would receive a pro rata share of the remaining assets in the same proportion as the value of his or her deposit account to the total value of all deposit accounts in Madison Square Federal Savings Bank at the time of liquidation.
     After the conversion, holders of withdrawable deposits in Madison Square Federal Savings Bank, including certificates of deposit, will not be entitled to share in any residual assets upon liquidation of Madison Square Federal Savings Bank. However, under applicable regulations, Madison Square Federal Savings Bank will, at the time of the conversion, establish a liquidation account in an amount equal to its total equity as of the date of the latest statement of financial condition contained in the final prospectus relating to the conversion.
     Madison Square Federal Savings Bank will maintain the liquidation account after the conversion for the benefit of eligible account holders and supplemental eligible account holders who retain their savings accounts in Madison Square Federal Savings Bank. Each eligible account holder and supplemental account holder will, with respect to each deposit account held, have a related inchoate interest in a sub-account portion of the liquidation account balance.
     The initial sub-account balance for a savings account held by an eligible account holder or a supplemental eligible account holder will be determined by multiplying the opening balance in the liquidation account by a fraction of which the numerator is the amount of the holder’s “qualifying deposit” in the deposit account and the denominator is the total amount of the “qualifying deposits” of all eligible or supplemental eligible account holders. The initial subaccount balance will not be increased, but it will be decreased as provided below.

     If the deposit balance in any deposit account of an eligible account holder or supplemental eligible account holder at the close of business on any annual closing day of Madison Square Federal Savings Bank (which is March 31) after December 31, 2008 or                                         , 2010, is less than the lesser of the deposit balance in a deposit account at the close of business on any other annual closing date after December 31, 2008 or                                         , 2010, or the amount of the “qualifying deposit” in a savings account on December 31, 2008 or                                         , 2010, then the subaccount balance for a savings account will be adjusted by reducing the subaccount balance in an amount proportionate to the reduction in the savings balance. Once reduced, the subaccount balance will not be subsequently increased, notwithstanding any increase in the savings balance of the related savings account. If any savings account is closed, the related subaccount balance will be reduced to zero.
     Upon a complete liquidation of Madison Square Federal Savings Bank, each eligible account holder and supplemental account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance(s) for deposit account(s) held by the holder before any liquidation distribution may be made to shareholders. No merger, consolidation, bulk purchase of assets with assumptions of savings accounts and other liabilities or similar transactions with another federally insured institution in which Madison Square Federal Savings Bank is not the surviving institution will be considered to be a complete liquidation. In any of these transactions, the liquidation account will be assumed by the surviving institution.
     In the unlikely event Madison Square Federal Savings Bank is liquidated after the conversion, depositors will be entitled to full payment of their deposit accounts before any payment is made to Madison Bancorp as sole shareholder of Madison Square Federal Savings Bank. There are no plans to liquidate either Madison Square Federal Savings Bank or Madison Bancorp in the future.
Material Income Tax Consequences
     In connection with the conversion, we have received an opinion of counsel with respect to federal tax laws that no gain or loss will be recognized by account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued. We believe that the tax opinion summarized below addresses all material federal income tax consequences that are generally applicable to persons receiving subscription rights.
     Kilpatrick Stockton LLP has issued an opinion to us that, for federal income tax purposes:
•	the conversion of Madison Square Federal Savings Bank from the mutual to the stock form of organization will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code, and no gain or loss will be recognized by account holders and no gain or loss will be recognized by Madison Square Federal Savings Bank by reason of such conversion;

•	no gain or loss will be recognized by Madison Bancorp upon the sale of shares of common stock in the offering;

•	it is more likely than not that the fair market value of the non-transferable subscription rights to purchase shares of common stock of Madison Bancorp to be issued to eligible account holders, supplemental eligible account holders and other members is zero and, accordingly, that no income will be realized by eligible account holders, supplemental eligible account holders and other members upon the issuance to them of the subscription rights or upon the exercise of the subscription rights; and

•	it is more likely than not that the tax basis to the holders of shares of common stock purchased in the stock offering pursuant to the exercise of the subscription rights will be the amount paid therefor, and that the holding period for such shares of common stock will begin on the date of completion of the stock offering.
     The reasoning in support of Kilpatrick Stockton LLP’s statements set forth in the third and fourth bullet points above is set forth below. Whether subscription rights have a market value for federal income tax purposes is a question of fact, depending upon all relevant facts and circumstances. According to our counsel, the Internal Revenue Service will not issue rulings on whether subscription rights have a market value. Counsel has also advised us that they are unaware of any instance in which the Internal Revenue Service has taken the position that nontransferable subscription rights have a market value. Counsel also noted that the subscription rights will be granted at no cost to the recipients, will be nontransferable and of short duration, and will afford the recipients the right only to purchase our common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock.
     Unlike a private letter ruling issued by the Internal Revenue Service, an opinion of counsel is not binding on the Internal Revenue Service and the Internal Revenue Service could disagree with the conclusions reached in the opinion. If there is a disagreement, no assurance can be given that the conclusions reached in an opinion of counsel would be sustained by a court if contested by the Internal Revenue Service.
     Madison Square Federal Savings Bank also has received an opinion from Rowles & Company, LLP, that, assuming the conversion does not result in any federal income tax liability to Madison Square Federal Savings Bank, its account holders, or Madison Bancorp, implementation of the plan of conversion will not result in any Maryland income tax liability to those entities or persons.
     The opinions of Kilpatrick Stockton LLP and of Rowles & Company, LLP are filed as exhibits to the registration statement that we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”
Subscription Offering and Subscription Rights
     Under the plan of conversion, we have granted rights to subscribe for Madison Bancorp common stock to the following persons in the following order of priority:
•	Persons with deposits in Madison Square Federal Savings Bank with balances aggregating $50 or more (“qualifying deposits”) as of the close of business on December 31, 2008 (“eligible account holders”). For this purpose, deposit accounts include all savings, time and demand accounts.

•	Our employee stock ownership plan.

•	Persons with qualifying deposits in Madison Square Federal Savings Bank as of the close of business on , 2010 (“supplemental eligible account holders”) other than our officers and directors and their associates.

•	Depositors of Madison Square Federal Savings Bank as of the close of business on , 2010, who are neither eligible nor supplemental eligible account holders (collectively, “other members”).
     The amount of common stock that any person may purchase will depend on the availability of the common stock after satisfaction of all subscriptions having priority rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of conversion. See “— Limitations on Purchases of Shares.” All persons on a joint account will be counted as a single depositor for purposes of determining the maximum amount that may be subscribed for by owners of a joint account.
     We will strive to identify your ownership in all accounts, but cannot guarantee we will identify all accounts in which you have an ownership interest.
     Category 1: Eligible Account Holders. Subject to the purchase limitations as described below under “— Limitations on Purchases of Shares,” each eligible account holder has the right to subscribe for up to the greater of:
•	$250,000 of common stock (which equals 25,000 shares);

•	one-tenth of 1% of the total offering of common stock; or

•	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be sold by a fraction of which the numerator is the amount of qualifying deposits of the eligible account holder and the denominator is the total amount of qualifying deposits of all eligible account holders.
     If there are insufficient shares to satisfy all subscriptions by eligible account holders, shares first will be allocated so as to permit each subscribing eligible account holder, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total qualifying deposits of all remaining eligible account holders whose subscriptions remain unfilled. Unless waived by the Office of Thrift Supervision, subscription rights of eligible account holders who are also executive officers or directors of Madison Square Federal Savings Bank or their associates will be subordinated to the subscription rights of other eligible account holders to the extent attributable to increased deposits in Madison Square Federal Savings Bank in the one year period preceding December 31, 2008.
     To ensure a proper allocation of stock, each eligible account holder must list on his or her stock order form all deposit accounts in which such eligible account holder had an ownership interest at December 31, 2008. Failure to list an account, or providing incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.
     Category 2: Tax-Qualified Employee Benefit Plans. Our tax-qualified employee benefit plans (other than our 401(k) plan) have the right to purchase up to 10% of the shares of common stock sold in the offering. As a tax-qualified employee benefit plan, our employee stock ownership plan intends to purchase a number of shares equal to 7% of the shares sold in the offering. Subscriptions by the employee stock ownership plan will not be aggregated with shares of common stock purchased by any other participants in the offering, including subscriptions by our officers and directors, for the purpose of applying the purchase limitations in the plan of conversion. If eligible account holders subscribe for all of the shares being sold, no shares will be available for our tax-qualified employee benefit plans. However, if we increase the number of shares offered above the maximum of the offering range, the employee stock ownership plan will have a first priority right to purchase any shares exceeding that amount up to 10% of the common stock issued in the offering. If the plan’s subscription is not filled in its entirety, the employee stock ownership plan may purchase shares in the open market or may purchase shares directly from us with the approval of the Office of Thrift Supervision.
     Category 3: Supplemental Eligible Account Holders. Subject to the purchase limitations as described below under “— Limitations on Purchases of Shares,” each supplemental eligible account holder has the right to subscribe for up to the greater of:
•	$250,000 of common stock (which equals 25,000 shares);

•	one-tenth of 1% of the total offering of common stock; or

•	15 times the product (rounded down to the next whole number) obtained by multiplying the total number of shares of common stock to be sold by a fraction of which the numerator is the amount of qualifying deposits of the supplemental eligible account holder and the denominator is the total amount of qualifying deposits of all supplemental eligible account holders.
     If eligible account holders and the employee stock ownership plan subscribe for all of the shares being sold, no shares will be available for supplemental eligible account holders. If shares are available for supplemental eligible account holders but there are insufficient shares to satisfy all subscriptions by supplemental eligible account holders, shares first will be allocated so as to permit each subscribing supplemental eligible account holder, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing supplemental eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total qualifying deposits of all remaining supplemental eligible account holders whose subscriptions remain unfilled.
     To ensure a proper allocation of stock, each supplemental eligible account holder must list on his or her stock order form all deposit accounts in which such supplemental eligible account holder had an ownership interest at                     , 2010. Failure to list an account, or providing incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.
     Category 4: Other Members. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” each other member has the right to purchase up to the greater of $250,000 of common stock (which equals 25,000 shares) or one-tenth of 1% of the total offering of common stock. If eligible account holders, the employee stock ownership plan and supplemental eligible account holders subscribe for all of the shares being sold, no shares will be available for other members. If shares are available for other members but there are not sufficient shares to satisfy all subscriptions by other members, shares first will be allocated so as to permit each subscribing other member, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing other members in the proportion that each other member’s subscription bears to the total subscriptions of all such subscribing other members whose subscriptions remain unfilled.
     To ensure a proper allocation of stock, each other member must list on his or her stock order form all deposit accounts in which such other member had an ownership interest at                                         , 2010. Failure to list an account or providing incorrect information could result in the loss of all or part of a subscriber’s stock allocation.
     Expiration Date for the Subscription Offering. The subscription offering, and all subscription rights under the plan of conversion, will terminate at 4:00 p.m., Eastern time, on [DATE 1]. We will not accept orders for common stock in the subscription offering received after that time. We will make reasonable attempts to provide a prospectus and related offering materials to holders of subscription rights; however, all subscription rights will expire on the expiration date whether or not we have been able to locate each person entitled to subscription rights.
     Office of Thrift Supervision regulations require that we complete the sale of common stock within 45 days after the close of the subscription offering. If the sale of the common stock is not completed within that period, all funds received will be returned promptly with interest at our passbook rate and without deduction, and all withdrawal authorizations will be canceled unless we receive approval of the Office of Thrift Supervision to extend the time for completing the offering. If regulatory approval of an extension of the time period has been granted, we will notify all subscribers of the extension and of the duration of any extension that has been granted, and subscribers will have the right to modify or rescind their purchase orders. If we do not receive an affirmative response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be returned promptly with interest and without deduction, or withdrawal authorizations will be canceled. No single extension can exceed 90 days.
     Persons in Non-Qualified States. We will make reasonable efforts to comply with the securities laws of all states in the United States in which persons entitled to subscribe for stock under the plan of conversion reside. However, we are not required to offer stock in the subscription offering to any person who resides in a foreign country or who resides in a state of the United States in which (1) only a small number of persons otherwise eligible to subscribe for shares of common stock reside; (2) the granting of subscription rights or the offer or sale of shares to such person would require that we or our officers or directors register as a broker, dealer, salesman or selling agent under the securities laws of the state, or register or otherwise qualify the subscription rights or common stock for sale or qualify as a foreign corporation or file a consent to service of process; or (3) we determine that compliance with that state’s securities laws would be impracticable for reasons of cost or otherwise.
     Restrictions on Transfer of Subscription Rights and Shares. Subscription rights are nontransferable. You may not transfer, or enter into any agreement or understanding to transfer, the legal or beneficial ownership of your subscription rights issued under the plan of conversion or the shares of common stock to be issued upon exercise of your subscription rights. Your subscription rights may be exercised only by you and only for your own account. If you exercise your subscription rights, you will be required to certify that you are purchasing shares solely for your own account and that you have no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering, or making an announcement of an offer or intent to make an offer, to purchase such subscription rights or shares of common stock before the completion of the offering.
     If you sell or otherwise transfer your rights to subscribe for common stock in the subscription offering or subscribe for common stock on behalf of another person, you may forfeit those rights and face possible further sanctions and penalties imposed by the Office of Thrift Supervision or another agency of the U.S. Government. We will pursue any and all legal and equitable remedies if we become aware of the transfer of subscription rights and will not honor orders known by us to involve the transfer of such rights.
Community Offering
     To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, we may offer shares in a community offering to the following persons in the following order of priority:
•	First priority, to natural persons and trusts of natural persons who are residents of Baltimore County, Harford County and Baltimore City in Maryland; and

•	Second priority, to other persons to whom we deliver a prospectus.
     We will consider persons to be residents of the above listed counties if they occupy a dwelling in the county and have established an ongoing physical presence in the county that is not merely transitory in nature. We may utilize depositor or loan records or other evidence provided to us to make a determination as to whether a person is a resident of such counties. In all cases, the determination of residence status will be made by us in our sole discretion.
     Purchasers in the community offering are eligible to purchase up to $250,000 of common stock (which equals 25,000 shares). If shares are available for preferred subscribers in the community offering but there are insufficient shares to satisfy all orders, the available shares will be allocated first to each preferred subscriber whose order we accept in an amount equal to the lesser of 100 shares or the number of shares ordered by each such subscriber, if possible. After that, unallocated shares will be allocated among the remaining preferred subscribers whose orders remain unsatisfied in the same proportion that the unfilled order of each such subscriber bears to the total unfilled orders of all such subscribers. If, after filling the orders of preferred subscribers in the community offering, shares are available for other subscribers in the community offering but there are insufficient shares to satisfy all orders, shares will be allocated in the same manner as for preferred subscribers.
     The community offering, if held, may commence concurrently with, during or after the subscription offering and will terminate no later than 45 days after the close of the subscription offering unless extended by us, with approval of the Office of Thrift Supervision. If we receive regulatory approval for an extension, all subscribers will be notified of the extension and of the duration of any extension that has been granted, and will have the right to confirm, increase, decrease or rescind their orders. If we do not receive an affirmative response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be promptly returned with interest and without deduction.
     The opportunity to subscribe for shares of common stock in the community offering is subject to our right to reject orders, in whole or part, either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.
     The plan of conversion provides that, if necessary, all shares of common stock not purchased in the subscription offering and community offering may be offered for sale to the general public in a syndicated community offering. We do not currently anticipate conducting a syndicated community offering or underwritten public offering.

     If we are unable to find purchasers from the general public for all unsubscribed shares, we will make other purchase arrangements, if feasible. Other purchase arrangements must be approved by the Office of Thrift Supervision and may provide for purchases for investment purposes by directors, officers, their associates and other persons in excess of the limitations provided in the plan of conversion and in excess of the proposed director and executive officer purchases discussed earlier, although no such purchases are currently intended. If other purchase arrangements cannot be made, we may: terminate the stock offering and promptly return all funds without deduction; promptly return all funds without deduction, set a new offering range and give all subscribers the opportunity to place a new order for shares of Madison Bancorp common stock; or take such other actions as may be permitted by the Office of Thrift Supervision and the Securities and Exchange Commission.
Limitations on Purchases of Shares
     In addition to the purchase limitations described above under “Subscription Offering and Subscription Rights,” “— Community Offering,” the plan of conversion provides for the following purchase limitations:
•	Except for our employee stock ownership plan, no person may purchase in the aggregate more than $250,000 of the common stock, or 25,000 shares sold in the offering, subject to increase as described below. No person, either alone or together with associates of or persons acting in concert with such person, may purchase more than the lesser of (i) $450,000 of the common stock, or 45,000 shares sold in the offering or (ii) 5% of the common stock sold in the offering.

•	Our tax-qualified employee benefit plans (other than our 401(k) plan) are entitled to purchase up to 10.0% of the shares sold in the conversion. As a tax- qualified employee benefit plan, our employee stock ownership plan intends to purchase 7.0% of the shares sold in the offering.

•	Each subscriber must subscribe for a minimum of 25 shares.

•	Our directors and executive officers, together with their associates, may purchase in the aggregate up to 33% of the common stock sold in the offering.
     We may, in our sole discretion, increase the individual or aggregate purchase limitation to up to 5% of the shares of common stock sold in the offering. We do not intend to increase the maximum purchase limitation unless market conditions warrant. If we decide to increase the purchase limitations, persons who subscribed for the maximum number of shares of common stock will be given the opportunity to increase their subscriptions accordingly, subject to the rights and preferences of any person who has priority subscription rights. We, in our discretion, also may give other large subscribers the right to increase their subscriptions.
     If we increase the maximum purchase limitation to 5% of the shares of common stock sold in the offering, we may further increase the maximum purchase limitation to 9.99%, provided that orders for common stock exceeding 5% of the shares of common stock sold in the offering may not exceed in the aggregate 10% of the total shares of common stock sold in the offering.
     The plan of conversion defines “acting in concert” to mean knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not by an express agreement or understanding; or a combination or pooling of voting or other interests in the securities of an issuer for a common purpose under any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. In general, a person who acts in concert with another party will also be deemed to be acting in concert with any person who is also acting in concert with that other party. We may presume that certain persons are acting in concert based upon, among other things, joint account relationships or the fact that persons share a common address (whether or not related by blood or marriage) or may have filed joint Schedules 13D or 13G with the Securities and Exchange Commission with respect to other companies. For purposes of the plan of conversion, our directors are not deemed to be acting in concert solely by reason of their Board membership.
     The plan of conversion defines “associate,” with respect to a particular person, to mean:

•	a corporation or organization other than Madison Bancorp or Madison Square Federal Savings Bank or a majority-owned subsidiary of Madison Bancorp or Madison Square Federal Savings Bank of which a person is a senior officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities of such corporation or organization;

•	a trust or other estate in which a person has a substantial beneficial interest or as to which a person serves as a trustee or a fiduciary; and

•	any person who is related by blood or marriage to such person and who lives in the same home as such person or who is a director or senior officer of Madison Bancorp or Madison Square Federal Savings Bank or any of their subsidiaries.
     For example, a corporation of which a person serves as an officer would be an associate of that person and, therefore, all shares purchased by the corporation would be included with the number of shares that the person could purchase individually under the aggregate purchase limitation described above. We have the right in our sole discretion to reject any order submitted by a person whose representations we believe to be false or who we otherwise believe, either alone or acting in concert with others, is violating or circumventing, or intends to violate or circumvent, the terms and conditions of the plan of conversion. Directors and officers are not treated as associates of each other solely by virtue of holding such positions. We have the sole discretion to determine whether prospective purchasers are “associates” or “acting in concert.”
Marketing Arrangements
     We have retained Sandler O’Neill + Partners, L.P. to consult with and advise and assist us, on a best efforts basis, in the distribution of shares in the offering. Sandler O’Neill + Partners, L.P. is a broker-dealer registered with the Securities and Exchange Commission and a member of the FINRA. Sander O’Neill + Partners, L.P. will assist us in the conversion by acting as marketing agent with respect to the subscription offering and will represent us as placement agent on a best efforts basis in the sale of the common stock in the community offering, if held. The services that Sandler O’Neill + Partners, L.P. will provide include, but are not limited to:
•	Consulting as to the financial and securities market implications of the plan of conversion and any related corporate documents;

•	Reviewing with the board of directors the financial impact of the offering on Madison Bancorp, based upon the independent appraiser’s appraisal of the common stock;

•	Reviewing all offering documents, including the prospectus, stock order forms and related offering materials;

•	Assisting in the design and implementation of a marketing strategy for the offering; and

•	Assisting management in scheduling and preparing for meetings with potential investors in the offering.
     For its services performed as marketing agent, if the offering is consummated, Sandler O’Neill + Partners, L.P. is entitled to receive a fee of $140,000. Regardless of whether the offering is consummated, or if Sandler O’Neill + Partners, L.P.’s engagement is terminated for certain specified reasons, Sandler O’Neill + Partners, L.P. is entitled to be reimbursed for its reasonable out of pocket expenses (including up to $50,000 for legal fees) up to a maximum of $60,000 incurred in connection with its engagement and for fees and expenses incurred on behalf of Madison Bancorp. In recognition of the long lead times involved in the offering process, Madison Bancorp has made an advance payment of $25,000 to Sandler O’Neill + Partners, L.P., which shall be credited against any fees or reimbursement of expenses and refunded to the extent it exceeds the actual amount due.

     We have also engaged Sandler O’Neill + Partners, L.P. to act as our conversion agent in connection with the stock offering. In its role as conversion agent, Sandler O’Neill + Partners, L.P. will assist us in the stock offering as follows:
•	consolidation of accounts and vote calculation;

•	design and preparation of proxy and stock order forms;

•	organization and supervision of the stock information center;

•	proxy solicitation and special meeting services; and

•	subscription order processing and stock allocation services.
     For all these services, Sandler O’Neill + Partners, L.P. will receive a fee of $10,000, which is payable as follows: (i) a nonrefundable $5,000 fee payable upon execution of the engagement letter; and (ii) the balance upon completion or termination of the offering, as the case may be. In addition to its fee, Sandler O’Neill + Partners, L.P. will be reimbursed for its reasonable out-of-pocket expenses incurred in connection with its engagement as conversion agent up to $10,000.
     Sandler O’Neill + Partners, L.P. has not prepared any report or opinion constituting a recommendation or advice to us or to persons who subscribe for stock, nor has it prepared an opinion as to the fairness to us of the purchase price or the terms of the stock to be sold. Sandler O’Neill + Partners, L.P. expresses no opinion as to the prices at which common stock to be issued may trade.
     We have also agreed to indemnify Sandler O’Neill + Partners, L.P.. against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933 and the performance of Sandler O’Neill + Partners, L.P. of its services in connection with the conversion.
Description of Sales Activities
     Madison Bancorp will offer the common stock in the subscription offering and community offering by the distribution of this prospectus and through activities conducted at the stock information center. The stock information center is expected to operate during normal business hours throughout the subscription offering and any community offering. It is expected that at any particular time one or more Sandler O’Neill + Partners, L.P. employees will be working at the stock information center. Employees of Sandler O’Neill + Partners, L.P. will be responsible for responding to questions regarding the conversion and the offering and processing stock orders.
     Sales of common stock will be made by registered representatives affiliated with Sandler O’Neill + Partners, L.P. or by the selected dealers managed by Sandler O’Neill + Partners, L.P. Madison Square Federal Savings Bank’s officers and employees may participate in the offering in clerical capacities, providing administrative support in effecting sales transactions or, when permitted by state securities laws, answering questions of a mechanical nature relating to the proper execution of the order form. Madison Square Federal Savings Bank’s officers may answer questions regarding our business when permitted by state securities laws. Other questions of prospective purchasers, including questions as to the advisability or nature of the investment, will be directed to registered representatives. Madison Square Federal Savings Bank’s officers and employees have been instructed not to solicit offers to purchase common stock or provide advice regarding the purchase of common stock.
     No officer, director or employee of Madison Square Federal Savings Bank will be compensated, directly or indirectly, for any activities in connection with the offer or sale of common stock in the offering.
     None of Madison Square Federal Savings Bank’s personnel participating in the offering is registered or licensed as a broker or dealer or an agent of a broker or dealer. Madison Square Federal Savings Bank’s personnel will assist in the above-described sales activities under an exemption from registration as a broker or dealer provided by Rule 3a4-l promulgated under the Securities Exchange Act of 1934. Rule 3a4-l generally provides that an “associated person of an issuer” of securities will not be deemed a broker solely by reason of participation in the sale of securities of the issuer if the associated person meets certain conditions. These conditions include, but are not limited to, that the associated person participating in the sale of an issuer’s securities not be compensated in connection with the offering at the time of participation, that the person not be associated with a broker or dealer and that the person observe certain limitations on his or her participation in the sale of securities. For purposes of this exemption, “associated person of an issuer” is defined to include any person who is a director, officer or employee of the issuer or a company that controls, is controlled by or is under common control with the issuer.
Procedure for Purchasing Shares in the Subscription and Community Offerings
     Use of Order Forms. To purchase shares in the subscription offering, a properly completed and executed order form must be received (not postmarked) by us at the address printed at the top of the stock order form or at our stock information center, by 4:00 p.m., Eastern time, on [DATE 1]. Your order form must be accompanied by full payment for all of the shares subscribed for or include appropriate authorization in the space provided on the order form for withdrawal of full payment from a deposit account with Madison Square Federal Savings Bank. To purchase shares in the community offering, you must deliver a properly completed and executed order form to us, accompanied by the required payment for each share subscribed for, before the community offering terminates, which may be on, or at any time after, the end of the subscription offering. Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the order forms will be final.
     To ensure that your stock purchase eligibility and priority are properly identified, you must list all accounts on the order form, giving all names in each account and the account number. We will strive to identify your ownership in all accounts, but cannot guarantee we will identify all accounts in which you have an ownership interest. Failure to list all of your accounts may result in fewer shares being allocated to you than if all of your accounts were listed.
     We need not accept order forms that are received after the expiration of the subscription offering or community offering, as the case may be, or that are executed defectively or that are received without full payment or without appropriate withdrawal instructions. In addition, we are not obligated to accept orders submitted on photocopied or facsimilied stock order forms. We have the right to waive or permit the correction of incomplete or improperly executed order forms, but do not represent that we will do so. Under the plan of conversion, our interpretation of the terms and conditions of the plan of conversion and of the order form will be final. Once received, an executed order form may not be modified, amended or rescinded without our consent unless the offering has not been completed within 45 days after the end of the subscription offering.
     The reverse side of the order form contains a regulatorily mandated certification form. We will not accept order forms where the certification form is not executed. By executing and returning the certification form, you will be certifying that you received this prospectus and acknowledging that the common stock is not a deposit account and is not insured or guaranteed by the federal government. You also will be acknowledging that you received disclosure concerning the risks involved in this offering. The certification form could be used as support to show that you understand the nature of this investment.
     To ensure that each purchaser in the subscription and community offering receives a prospectus at least 48 hours before the end of the subscription and community offering, as required by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, no prospectus will be mailed any later than five days before that date or hand delivered any later than two days before that date. Execution of the order form will confirm receipt or delivery under Rule 15c2-8. Order forms will be distributed only when preceded or accompanied by a prospectus.
     Payment for Shares. Payment for subscriptions may be made by check, bank draft or money order, or by authorization of withdrawal from deposit accounts maintained with Madison Square Federal Savings Bank. Funds received before the completion of the offering will be maintained in a segregated account at Madison Square Federal Savings Bank. All checks, bank drafts and money orders must be made payable to the Madison Bancorp segregated account in compliance with Securities and Exchange Commission Rule 15c2-4. However, we will not maintain more than one escrow account. All subscriptions received will bear interest at Madison Square Federal

Savings Bank’s passbook savings rate, which is subject to change at any time and is currently 0.25% per annum. Subscribers’ funds will be transmitted to the segregated account no later than noon of the next business day where they will be invested in investments that are permissible under Securities and Exchange Commission Rule 15c2-4. Appropriate means by which withdrawals may be authorized are provided on the order form. No wire transfers or third party checks will be accepted. Interest will be paid on payments made by check, bank draft or money order at our passbook rate from the date payment is received at the stock information center until the completion or termination of the offering. Payment in cash will not be accepted unless the cash is converted into a bank check or money order. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn from a deposit account will continue to accrue interest at the contractual rates until completion or termination of the offering, but a hold will be placed on the funds, making them unavailable to the depositor until completion or termination of the offering. When the offering is completed, the funds received in the offering will be used to purchase the shares of common stock ordered. The shares of common stock issued in the offering cannot and will not be insured by the Federal Deposit Insurance Corporation or any other government agency. If the offering is not consummated for any reason, all funds submitted will be promptly refunded with interest and without deduction as described above.
     If a subscriber authorizes us to withdraw the amount of the purchase price from his or her deposit account, we will do so as of the completion of the offering, though the account must contain the full amount necessary for payment at the time the subscription order is received. We will waive any applicable penalties for early withdrawal from certificate accounts. If the remaining balance in a certificate account is reduced below the applicable minimum balance requirement at the time funds are actually transferred under the authorization, the certificate will be canceled at the time of the withdrawal, without penalty, and the remaining balance will earn interest at our passbook rate.
     The employee stock ownership plan will not be required to pay for the shares subscribed for at the time it subscribes, but will pay for shares of common stock subscribed for upon the completion of the offering; provided that there is in force from the time of its subscription until the completion of the offering a loan commitment from an unrelated financial institution or from us to lend to the employee stock ownership plan, at that time, the aggregate purchase price of the shares for which it subscribed.
     We may, in our sole discretion, permit institutional investors to submit irrevocable orders together with the legally binding commitment for payment and to thereafter pay for such shares of common stock for which they subscribe in the community offering at any time before the 48 hours before the completion of the offering. This payment may be made by wire transfer.
     Our individual retirement accounts (“IRAs”) do not permit investment in common stock. A depositor interested in using his or her IRA funds to purchase common stock must do so through a self-directed IRA. Since we do not offer those accounts, we will allow a depositor to make a trustee-to-trustee transfer of the IRA funds to a trustee offering a self-directed IRA program with the agreement that the funds will be used to purchase our common stock in the offering. There will be no early withdrawal or Internal Revenue Service interest penalties for such transfers. The new trustee would hold the common stock in a self-directed account in the same manner as we now hold the depositor’s IRA funds. An annual administrative fee may be payable to the new trustee. You may use funds currently in an independent, self-directed IRA to purchase stock by having your trustee complete and return the subscription form together with a check payable to Madison Bancorp, Inc. before the expiration of the subscription offering. Depositors interested in using funds in an IRA with us to purchase common stock should contact the stock information center as soon as possible so that the necessary forms may be forwarded for execution and returned before the subscription offering ends. In addition, federal laws and regulations require that officers, directors and 10% shareholders who use self-directed IRA funds to purchase shares of common stock in the subscription offering, make purchases for the exclusive benefit of IRAs.
How We Determined the Offering Range and the $10.00 Per Share Purchase Price
     Federal regulations require that the aggregate purchase price of the securities sold in connection with the offering be based upon our estimated pro forma value, as determined by an independent appraisal. We have retained Feldman Financial Advisors, Inc., which is experienced in the evaluation and appraisal of business entities, to prepare the independent appraisal. Feldman Financial Advisors will receive fees totaling $30,000 for its appraisal services, plus $4,000 for each appraisal valuation update other than the required final valuation update at closing, and a maximum of $1,000 for reimbursement of out-of-pocket expenses. We have agreed to indemnify Feldman Financial Advisors and its employees and affiliates for certain costs and expenses, including reasonable legal fees arising out of, related to, or based upon the offering and due to any misstatement or untrue statement or intentional omission by Madison Square Federal Savings Bank. We have not paid any fees to Feldman Financial Advisors during the past three fiscal years.
     Feldman Financial Advisors prepared the appraisal taking into account the pro forma impact of the offering. For its analysis, Feldman Financial Advisors undertook substantial investigations to learn about our business and operations. We supplied financial information, including annual financial statements, information on the composition of assets and liabilities, and other financial schedules. In addition to this information, Feldman Financial Advisors reviewed our conversion application as filed with the Office of Thrift Supervision and our registration statement as filed with the Securities and Exchange Commission. Furthermore, Feldman Financial Advisors visited our facilities and had discussions with our management. Feldman Financial Advisors did not perform a detailed individual analysis of the separate components of our assets and liabilities. We did not impose any limitations on Feldman Financial Advisors in connection with its appraisal.
     In connection with its appraisal, Feldman Financial Advisors reviewed the following factors, among others:
•	our present and projected operating results and financial condition;

•	the economic and demographic conditions of our primary market area;

•	pertinent historical financial and other information relating to Madison Square Federal Savings Bank;

•	a comparative evaluation of our operating and financial statistics with those of other thrift institutions;

•	the proposed price per share;

•	the aggregate size of the offering of common stock;

•	the impact of the conversion on our capital position and earnings potential; and

•	the trading market for securities of comparable institutions and general conditions in the market for such securities.
     Consistent with Office of Thrift Supervision appraisal guidelines, Feldman Financial Advisors’ analysis utilized three selected valuation procedures, the price/tangible book method, the price/core earnings method, and the price/assets method, all of which are described in its report. Feldman Financial Advisors’ appraisal report is filed as an exhibit to the registration statement that we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information.” Feldman Financial Advisors placed the greatest emphasis on the price/tangible book method in estimating pro forma market value, as Madison Square Federal Savings Bank recorded negative core earnings for the most recent 12-month period. Feldman Financial Advisors compared the pro forma price/tangible book ratio for Madison Bancorp to the same ratios for a peer group of comparable companies. The peer group included publicly traded companies listed on a major exchange (not organized in a mutual holding company structure or subject to an announced or rumored transaction) with:
•	assets approximating $600 million or less;

•	net loans of 50% or more of total assets;

•	average equity of 6% of total assets; and

•	a negative return on average assets for the last 12-month period.

     As indicated in its appraisal, Feldman Financial Advisors compared the operating characteristics of Madison Square Federal Savings Bank to those of the peer group to determine Madison Square Federal Savings Bank’s relative strengths and weaknesses as compared to the peer group companies. Feldman Financial Advisors then derived benchmark pricing ratios for the price/tangible book value and price/assets ratios based on the comparative group medians. Investors tend to make decisions to purchase thrift conversion stocks and more seasoned thrift issues based upon consideration of core earnings profitability and price/tangible book value comparisons. Generally, the price/earnings ratio is an important valuation ratio in the current thrift stock environment for companies reporting core profitability. In cases where companies are reporting negative core earnings, as is the case with Madison Square Federal Savings Bank and the peer group companies, the price/tangible book value ratio becomes a key determinant of the estimate of the Company’s pro forma market value. Feldman Financial Advisors reviewed the core earnings of Madison Square Federal Savings Bank and the peer group companies to apply the pricing methodology related to core earnings. As both Madison Square Federal Savings Bank and the peer group companies recorded core losses, no meaningful comparison or conclusions were derived for purposes of establishing a price/core earnings ratio.
     Feldman Financial Advisors’ appraisal concluded that the Madison Bancorp’s pro forma market value should be discounted relative to the peer group companies on a price/tangible book value and a price/assets basis because of factors associated with liquidity of the issue, stock market conditions, and the new issue discount. The magnitude of these discounts was offset modestly by the slight upward adjustment accorded to Madison Bancorp for its financial condition fundamentals relative to the peer group companies. Individual discounts and premiums are not necessarily additive and may, to some extent, offset or overlay each other. Currently, converting thrifts are often valued at discounts to peer institutions relative to price/tangible book value and price/assets.
     The peer group selected by Feldman Financial Advisors is comprised solely of companies traded on Nasdaq, even though Madison Bancorp’s stock will not be listed for trading on Nasdaq; the Office of Thrift Supervision guidelines do not permit the use in appraisals of companies the stock of which is traded on the OTC Bulletin Board.
     On the basis of the analysis in its report, Feldman Financial Advisors has advised us that, in its opinion, as of June 1, 2010, our estimated pro forma market value, was within the valuation range of $5,950,000 and $8,050,000 with a midpoint of $7,000,000.

     In determining the estimated pro forma market value of Madison Bancorp, Feldman Financial Advisors employed the comparative company approach and considered, among others, the following pricing ratios: price-to-earnings per share, price-to-book value per share and price-to-tangible book value per share. As Madison Square Federal Savings Bank and the peer group recorded negative earnings for the last 12-month period, price-to-earnings ratios were not meaningful. The following table presents a summary of selected pricing ratios for Madison Bancorp, for the peer group companies and for all publicly traded thrifts. Compared to the average pricing ratios of the peer group, Madison Bancorp’s pro forma pricing ratios at the maximum of the offering range indicated discount of 7.6% on a price-to-book value basis and 10.6% on a price to tangible book value basis. Such amounts represent the difference between the price-to-book value ratio or the price to tangible book value ratio of the peer group and the comparable ratio for Madison Bancorp, assuming completion of the offering at the maximum of the offering range, expressed as a percentage of the applicable peer group ratio.

		Price to Tangible
	Price to Book	Book Value
	Value Ratio (1)	Ratio (1)(2)
Madison Bancorp (pro forma):
Minimum	43.5%	43.5%
Midpoint	47.8	47.8
Maximum	51.7	51.7
Maximum, as adjusted	55.6	55.6

Peer Group:
BCSB Bancorp, Inc.	63.6	63.7
Central Federal Corporation	41.8	42.2
Chicopee Bancorp, Inc.	77.9	77.9
Citizens Community Bancorp, Inc.	37.8	42.9
CMS Bancorp, Inc.	73.8	73.8
First Bancshares, Inc.	60.2	60.6
First Clover Leaf Financial Corp.	61.6	73.8
First Federal of Northern Michigan Bcrp.	25.5	26.5
Hampden Bancorp, Inc.	72.0	72.0
WSB Holdings, Inc.	44.9	44.9
Average	55.9	57.8
Median	60.9	62.1

All publicly traded thrifts:
Average	75.0	83.6
Median	74.6	79.7

(1)	Ratios are based on book value and tangible book value as of March 31, 2010, and share prices as of June 1, 2010.

(2)	Tangible book value is book value less intangible assets, such as goodwill or core deposit intangibles.
     The pro forma information presented under “Pro Forma Data” reflects an estimated expense for the equity incentive plan that may be adopted by Madison Bancorp and the resulting effect on the pro forma price-to-earnings multiples for Madison Bancorp.
     Our board of directors reviewed Feldman Financial Advisors’ appraisal report, including the methodology and the assumptions used by Feldman Financial Advisors, and determined that the valuation range was reasonable and adequate. Assuming that the shares are sold at $10.00 per share in the conversion, the estimated number of shares would be between 595,000 at the minimum of the valuation range and 805,000 at the maximum of the valuation range, with a midpoint of 700,000. The purchase price of $10.00 per share was determined by us, taking into account, among other factors, the requirement under Office of Thrift Supervision regulations that the common stock be offered in a manner that will achieve the widest distribution of the stock and desired liquidity in the common stock after the offering.
     Since the outcome of the offering relates in large measure to market conditions at the time of sale, it is not possible for us to determine the exact number of shares that we will issue at this time. The offering range may be amended, with the approval of the Office of Thrift Supervision, if necessitated by developments following the date of the appraisal in, among other things, market conditions, our financial condition or operating results, regulatory guidelines or national or local economic conditions.
     If, upon completion of the subscription offering, at least the minimum number of shares are subscribed for, Feldman Financial Advisors, after taking into account factors similar to those involved in its prior appraisal, will determine its estimate of our pro forma market value as of the close of the subscription offering. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, Feldman Financial Advisors determines that our pro forma market value has increased, we may sell up to 925,750 shares without any further notice to you.
     No shares will be sold unless Feldman Financial Advisors confirms that, to the best of its knowledge and judgment, nothing of a material nature has occurred that would cause it to conclude that the actual total purchase price of the shares on an aggregate basis was materially incompatible with its appraisal. If, however, the facts do not justify that statement, we may either: terminate the stock offering and promptly return all funds without deduction; set a new offering range, notify all subscribers and give them the opportunity to place a new order for shares of Madison Bancorp common stock; or take such other actions as may be permitted by the Office of Thrift Supervision. If the offering is terminated all subscriptions will be cancelled and subscription funds will be returned promptly with interest and without deduction, and holds on funds authorized for withdrawal from deposit accounts will be released or reduced. If Feldman Financial Advisors establishes a new valuation range, it must be approved by the Office of Thrift Supervision.
     In formulating its appraisal, Feldman Financial Advisors relied upon the truthfulness, accuracy and completeness of all documents we furnished to it. Feldman Financial Advisors also considered financial and other information from regulatory agencies, other financial institutions, and other public sources, as appropriate. While Feldman Financial Advisors believes this information to be reliable, Feldman Financial Advisors does not guarantee the accuracy or completeness of the information and did not independently verify the consolidated financial statements and other data provided by us nor independently value our assets or liabilities. The appraisal is not intended to be, and must not be interpreted as, a recommendation of any-kind as to the advisability of purchasing shares of common stock. Moreover, because the appraisal must be based on many factors that change periodically, there is no assurance that purchasers of shares in the offering will be able to sell shares after the offering at prices at or above the purchase price.
     Copies of the appraisal report of Feldman Financial Advisors, including any amendments to the report, and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at our main office and the other locations specified under “Where You Can Find More Information.”
Delivery of Certificates
     Certificates representing the common stock sold in the offering will be mailed by our transfer agent to the persons whose subscriptions or orders are filled at the addresses of such persons appearing on the stock order form as soon as practicable following completion of the offering. We will hold certificates returned as undeliverable until claimed by the persons legally entitled to the certificates or otherwise disposed of in accordance with applicable law. Until certificates for common stock are available and delivered to subscribers, subscribers may not be able to sell their shares, even though trading of the common stock may have commenced.

Restrictions on Repurchase of Stock
     Under Office of Thrift Supervision regulations, we may not for a period of one year from the date of the completion of the offering repurchase any of our common stock from any person, except (1) in an offer made to all shareholders to repurchase the common stock on a pro rata basis, approved by the Office of Thrift Supervision, (2) the repurchase of qualifying shares of a director, or (3) repurchases to fund restricted stock plans or tax-qualified employee stock benefit plans. Where extraordinary circumstances exist, the Office of Thrift Supervision may approve the open market repurchase of up to 5% of our common stock during the first year following the offering. To receive such approval, we must establish compelling and valid business purposes for the repurchase to the satisfaction of the Office of Thrift Supervision. Furthermore, repurchases of any common stock are prohibited if they would cause Madison Square Federal Savings Bank’s regulatory capital to be reduced below the amount required under the regulatory capital requirements imposed by the Office of Thrift Supervision.
Restrictions on Transfer of Shares After the Conversion Applicable to Officers and Directors
     Common stock purchased in the offering will be freely transferable, except for shares purchased by our directors and executive officers.
     Shares of common stock purchased by our directors and executive officers may not be sold for a period of one year following the offering, except upon the death of the shareholder or unless approved by the Office of Thrift Supervision. Shares purchased by these persons in the open market after the offering will be free of this restriction. Shares of common stock issued to directors and executive officers will bear a legend giving appropriate notice of the restriction and, in addition, we will give appropriate instructions to our transfer agent with respect to the restriction on transfers. Any shares issued to directors and executive officers as a stock dividend, stock split or otherwise with respect to restricted common stock will be similarly restricted.
     Persons affiliated with us, including our directors and executive officers, received subscription rights based only on their deposits with Madison Square Federal Savings Bank as account holders. Any purchases made by persons affiliated with us for the explicit purpose of meeting the minimum of the offering must be made for investment purposes only, and not with a view towards redistribution. Furthermore, as set forth above, Office of Thrift Supervision regulations restrict sales of common stock purchased in the offering by directors and executive officers for a period of one year following the offering.
     Purchases of outstanding shares of our common stock by directors, officers, or any person who becomes an executive officer or director after adoption of the plan of conversion, and their associates, during the three-year period following the offering may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Office of Thrift Supervision. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to the purchase of stock under stock benefit plans.
     We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, for the registration of the common stock to be issued in the offering. This registration does not cover the resale of the shares. Shares of common stock purchased by persons who are not affiliates of us may be resold without registration. Shares purchased by an affiliate of us will have resale restrictions under Rule 144 of the Securities Act. If we meet the current public information requirements of Rule 144, each affiliate of ours who complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of certain other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of our outstanding shares or the average weekly volume of trading in the shares during the preceding four calendar weeks. We may make future provision to permit affiliates to have their shares registered for sale under the Securities Act under certain circumstances.

Interpretation, Amendment and Termination
     To the extent permitted by law, all interpretations by us of the plan of conversion will be final; however, such interpretations have no binding effect on the Office of Thrift Supervision. The plan of conversion provides that, if deemed necessary or desirable, we may substantively amend the plan of conversion as a result of comments from regulatory authorities or otherwise.
     Completion of the offering requires the sale of all shares of the common stock within 90 days following approval of the plan of conversion by the Office of Thrift Supervision, unless an extension is granted by the Office of Thrift Supervision. If this condition is not satisfied, the plan of conversion will be terminated and we will continue our business as a federal mutual savings bank. We may terminate the plan of conversion at any time.
Restrictions on the Acquisition of
Madison Bancorp
and Madison Square Federal Savings Bank
General
     Madison Square Federal Savings Bank’s plan of conversion provides for the conversion of Madison Square Federal Savings Bank from the mutual to the stock form of organization and, as part of the conversion, the adoption of a new federal stock charter and bylaws by Madison Square Federal Savings Bank’s members. The plan of conversion also provides for the concurrent formation of a holding company. As described below and elsewhere in this document, certain provisions in Madison Bancorp’s articles of incorporation and bylaws may have anti-takeover effects. In addition, provisions in Madison Square Federal Savings Bank’s federal stock charter and bylaws may also have anti-takeover effects. Finally, Maryland corporate law and regulatory restrictions may make it difficult for persons or companies to acquire control of either Madison Bancorp or Madison Square Federal Savings Bank.
Anti-takeover Provisions in Madison Bancorp’s Articles of Incorporation and Bylaws
     Madison Bancorp’s articles of incorporation and bylaws contain provisions that could make more difficult an acquisition of Madison Bancorp by means of a tender offer, proxy contest or otherwise. Some provisions will also render the removal of the incumbent board of directors or management of Madison Bancorp more difficult. These provisions may have the effect of deterring a future takeover attempt that is not approved by the directors of Madison Bancorp, but which Madison Bancorp shareholders may deem to be in their best interests or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so. The following description of these provisions is only a summary and does not provide all of the information contained in Madison Bancorp’s articles of incorporation and bylaws. See “Where You Can Find More Information” for information on where to obtain a copy of these documents.
     Limitation on Voting Rights. Our articles of incorporation provide that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of shareholders entitled to vote on any matter, beneficially owns in excess of 10% of the then-outstanding shares of common stock, be entitled, or permitted to any vote in respect of the shares held in excess of the limit. This limitation does not apply to any director or officer acting solely in their capacities as directors and officers, or any employee benefit plans of Madison Bancorp or any subsidiary or a trustee of a plan.
     Board of Directors
     Classified Board. Our board of directors is divided into three classes as nearly as equal in number as possible. The shareholders elect one class of directors each year for a term of three years. The classified board makes it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the board of directors without the consent of the incumbent board of directors of Madison Bancorp.

     Filling of Vacancies; Removal. Our bylaws provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, may be filled only by a vote of a majority of the directors then in office. A person elected to fill a vacancy on the board of directors will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor shall have been elected and qualified. Our articles of incorporation provide that a director may be removed from the board of directors before the expiration of his or her term only for cause and only upon the vote of a majority of the shares entitled to vote in the election of directors. These provisions make it more difficult for shareholders to remove directors and replace them with their own nominees.
     Qualification. Our bylaws provide that to be eligible to serve on the board of directors a person must not: (1) be under indictment for, or ever have been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, (2) be a person against whom a banking agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal, or (3) have been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (i) breached a fiduciary duty involving personal profit, or (ii) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency. These provisions contained in our bylaws may prevent shareholders from nominating themselves or persons of their choosing for election to the board of directors.
     Elimination of Cumulative Voting. Our articles of incorporation provide that no shares will be entitled to cumulative voting. The elimination of cumulative voting makes it more difficult for a shareholder group to elect a director nominee.
     Special Meetings of Shareholders. Our shareholders must act only through an annual or special meeting. Special meetings of shareholders may only be called by the Chairman, the President, by two-thirds of the total number of directors or by the Secretary upon the written request of the holders of a majority of all the shares entitled to vote at a meeting. The limitations on the calling of special meetings of shareholders may have the effect of delaying consideration of a shareholder proposal until the next annual meeting.
     Amendment of Articles of Incorporation. Our articles of incorporation provide that certain amendments to our articles of incorporation relating to a change in control of us must be approved by at least 75% of the outstanding shares entitled to vote.
     Advance Notice Provisions for Shareholder Nominations and Proposals. Our bylaws establish an advance notice procedure for shareholders to nominate directors or bring other business before an annual meeting of shareholders. A person may not be nominated for election as a director unless that person is nominated by or at the direction of our board of directors or by a shareholder who has given appropriate notice to us before the meeting. Similarly, a shareholder may not bring business before an annual meeting unless the shareholder has given us appropriate notice of the shareholder’s intention to bring that business before the meeting. Our Secretary must receive notice of the nomination or proposal not less than 90 days before the date of the annual meeting; provided, however, that if less than 100 days’ notice of prior public disclosure of the date of the meeting is given or made to the shareholders, notice by the shareholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A shareholder who desires to raise new business must provide us with certain information concerning the nature of the new business, the shareholder, the shareholder’s ownership of Madison Bancorp and the shareholder’s interest in the business matter. Similarly, a shareholder wishing to nominate any person for election as a director must provide us with certain information concerning the nominee and the proposing shareholder.
     Advance notice of nominations or proposed business by shareholders gives our board of directors time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by our board of directors, to inform shareholders and make recommendations about those matters.

     Authorized but Unissued Shares of Capital Stock. Following the offering, we will have authorized but unissued shares of common and preferred stock. Our articles of incorporation authorize the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rates, and liquidation preferences. Such shares of common and preferred stock could be issued by the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.
     Business Combinations with Interested Stockholders. Under Maryland law, “business combinations” between Madison Bancorp and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested shareholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested shareholder as: (1) any person who beneficially owns 10% or more of the voting power of Madison Bancorp’s voting stock after the date on which Madison Bancorp had 100 or more beneficial owners of its stock; or (2) an affiliate or associate of Madison Bancorp at any time after the date on which Madison Bancorp had 100 or more beneficial owners of its stock who, within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of Madison Bancorp. A person is not an interested shareholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.
     After the five-year prohibition, any business combination between Madison Bancorp and an interested shareholder generally must be recommended by the board of directors of Madison Bancorp and approved by the affirmative vote of at least: (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of Madison Bancorp and (2) two-thirds of the votes entitled to be cast by holders of voting stock of Madison Bancorp other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder. These super-majority vote requirements do not apply if Madison Bancorp’s common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.
Restrictions in Madison Square Federal Savings Bank’s Federal Stock Charter and Bylaws
     Although the board of directors of Madison Square Federal Savings Bank is not aware of any effort that might be made to obtain control of Madison Square Federal Savings Bank after its conversion to the stock form of ownership, the board of directors believes it is appropriate to adopt certain provisions permitted by federal regulations that may have the effect of deterring a future takeover attempt that is not approved by Madison Square Federal Savings Bank’s board of directors. The following description of these provisions is only a summary and does not provide all of the information contained in Madison Square Federal Savings Bank’s proposed federal stock charter and bylaws.
     Beneficial Ownership Limitation. Madison Square Federal Savings Bank’s charter provides that, for a period of five years from the date of the conversion, no person, other than Madison Bancorp, may acquire directly or indirectly the beneficial ownership of more than 10% of any class of any equity security of Madison Square Federal Savings Bank. If a person acquires shares in violation of this provision, all shares beneficially owned by such person in excess of 10% will be considered “excess shares” and will not be counted as shares entitled to vote or counted as voting shares in connection with any matters submitted to the shareholders for a vote.
     Board of Directors
     Classified Board. Madison Square Federal Savings Bank’s board of directors is divided into three classes as nearly as equal in number as possible. The shareholders elect one class of directors each year for a term of three years. The classified board makes it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the board of directors without the consent of the incumbent board of directors of Madison Square Federal Savings Bank.
     Filling of Vacancies; Removal. The bylaws provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, may be filled by a vote of a majority of the remaining directors although less than a quorum of the board of directors then in office. A person elected to fill a vacancy on the board of directors will serve until the next election of directors by the shareholders. Madison Square Federal Savings Bank’s bylaws provide that a director may be removed from the board of directors before the expiration of his or her term only for cause and only upon the vote of the holders of at least a majority of the outstanding shares of voting stock. These provisions make it more difficult for shareholders to remove directors and replace them with their own nominees.
     Elimination of Cumulative Voting. The charter of Madison Square Federal Savings Bank does not provide for cumulative voting with respect to the election of directors. The elimination of cumulative voting makes it more difficult for a shareholder group to elect a director nominee.
     Authorized but Unissued Shares of Capital Stock. Following the conversion, Madison Square Federal Savings Bank will have authorized but unissued shares of common and preferred stock. Madison Square Federal Savings Bank’s charter authorizes the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, conversion rates, and liquidation preferences. Such shares of common and preferred stock could be issued by the board of directors to render more difficult or to discourage an attempt to obtain control of Madison Square Federal Savings Bank by means of a merger, tender offer, proxy contest or otherwise.
Regulatory Restrictions
     Office of Thrift Supervision Regulations. Regulations of the Office of Thrift Supervision provide that, for a period of three years following the date of the completion of the conversion, no person, acting singly or together with associates in a group of persons acting in concert, will directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of any class of any equity security of Madison Bancorp without the prior written approval of the Office of Thrift Supervision. Where any person, directly or indirectly, acquires beneficial ownership of more than 10% of any class of any equity security of Madison Bancorp without the prior written approval of the Office of Thrift Supervision, the securities beneficially owned by such person in excess of 10% will not be voted by any person or counted as voting shares in connection with any matter submitted to the shareholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the shareholders for a vote.
     Change in Bank Control Act. The acquisition of 10% or more of the common stock outstanding may trigger the provisions of the Change in Bank Control Act, a federal law. The Office of Thrift Supervision has also adopted a regulation under the Change in Bank Control Act which generally requires persons who at any time intend to acquire control of a federally chartered savings association, including a converted savings and loan association such as Madison Square Federal Savings Bank, to provide 60 days prior written notice and certain financial and other information to the Office of Thrift Supervision.
     The 60-day notice period does not commence until the information is deemed to be substantially complete. Control for the purpose of this Act exists in situations in which the acquiring party has voting control of at least 25% of any class of Madison Bancorp’s voting stock or the power to direct the management or policies of Madison Bancorp. However, under Office of Thrift Supervision regulations, “control” is presumed to exist where the acquiring party has voting control of at least 10% of any class of Madison Bancorp’s voting securities if specified “control factors” are present. The statute and underlying regulations authorize the Office of Thrift Supervision to disapprove a proposed acquisition on certain specified grounds.

Description of Madison Bancorp Capital Stock

The common stock of Madison Bancorp will represent nonwithdrawable capital, will not be an account of any type, and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.
General
     Madison Bancorp is authorized to issue 10 million (10,000,000) shares of common stock having a par value of $0.01 per share and one million (1,000,000) shares of preferred stock having a par value of $0.01 per share. Each share of Madison Bancorp’s common stock will have the same relative rights as, and will be identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock, as required by the plan of conversion, all stock will be duly authorized, fully paid and nonassessable. Madison Bancorp will not issue any shares of preferred stock in the conversion.
Common Stock
     Dividends. Madison Bancorp can pay dividends on its common stock if, after giving effect to the distribution, it would be able to pay its indebtedness as the indebtedness comes due in the usual course of business and its total assets exceed the sum of its liabilities and the amount needed, if Madison Bancorp were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of any holders of capital stock who have a preference upon dissolution. The holders of common stock of Madison Bancorp will be entitled to receive and share equally in dividends as may be declared by the board of directors of Madison Bancorp out of funds legally available for dividends. If Madison Bancorp issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends. See “Our Dividend Policy” and “Regulation and Supervision.”
     Voting Rights. After the conversion, the holders of common stock of Madison Bancorp will possess exclusive voting rights in Madison Bancorp. They will elect Madison Bancorp’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Except as discussed under “Restrictions on the Acquisition of Madison Bancorp and Madison Square Federal Savings Bank—Restrictions in Madison Bancorp’s Articles of Incorporation and Bylaws—Limitations on Voting Rights,” each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If Madison Bancorp issues preferred stock, holders of Madison Bancorp preferred stock may also possess voting rights.
     Liquidation. If there is any liquidation, dissolution or winding up of Madison Square Federal Savings Bank, Madison Bancorp, as the sole holder of Madison Square Federal Savings Bank’s capital stock, would be entitled to receive all of Madison Square Federal Savings Bank’s assets available for distribution after payment or provision for payment of all debts and liabilities of Madison Square Federal Savings Bank, including all deposit accounts and accrued interest. Upon liquidation, dissolution or winding up of Madison Bancorp, the holders of its common stock would be entitled to receive all of the assets of Madison Bancorp available for distribution after payment or provision for payment of all its debts and liabilities. If Madison Bancorp issues preferred stock, the preferred stock holders may have a priority over the holders of the common stock upon liquidation or dissolution.
     Preemptive Rights; Redemption. Holders of the common stock of Madison Bancorp will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock cannot be redeemed.
Preferred Stock
     Madison Bancorp will not issue any preferred stock in the conversion and it has no current plans to issue any preferred stock after the conversion. Preferred stock may be issued with designations, powers, preferences and rights as the board of directors may from time to time determine. The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.
Transfer Agent and Registrar
     The transfer agent and registrar for our common stock will be Registrar and Transfer Company, Cranford, New Jersey.
Registration Requirements
     We have registered our common stock with the Securities and Exchange Commission under Section 12(b) of the Securities Exchange Act of 1934, as amended, and will not deregister our common stock for a period of at least three years following the offering. As a result of registration, the proxy and tender offer rules, insider trading reporting and restrictions, annual and periodic reporting and other requirements of that statute will apply.
Legal and Tax Opinions
     The legality of our common stock has been passed upon for us by Kilpatrick Stockton LLP, Washington, D.C. The federal tax consequences of the conversion have been opined upon by Kilpatrick Stockton LLP and the state tax consequences of the conversion have been opined upon by Rowles & Company, LLP. Kilpatrick Stockton LLP and Rowles & Company, LLP have consented to the references to their opinions in this prospectus. Certain legal matters will be passed upon for Sandler O’Neill + Partners, L.P. by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C.
Experts
     The consolidated financial statements of Madison Square Federal Savings Bank as of March 31, 2010 and 2009, and for each of the years in the two year period ended March 31, 2010 included in this prospectus and in the registration statement have been audited by Rowles & Company, LLP, an independent registered public accounting firm, as stated in its report appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
     Feldman Financial Advisors has consented to the summary in this prospectus of its report to us setting forth its opinion as to our estimated pro forma market value and to the use of its name and statements with respect to it appearing in this prospectus.
Where You Can Find More Information
     We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, that registers the common stock offered in the stock offering. This prospectus forms a part of the registration statement. The registration statement, including the exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this prospectus. You may read and copy the registration statement at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Securities and Exchange Commission’s public reference rooms. The registration statement also is available to the public from commercial document retrieval services and at the Internet World Wide Website maintained by the Securities and Exchange Commission at http://www.sec.gov.
     Madison Square Federal Savings Bank has filed an application for approval of the plan of conversion with the Office of Thrift Supervision. This prospectus omits certain information contained in the application. The application may be inspected, without charge, at the offices of the Office of Thrift Supervision, 1700 G Street, NW,

Washington, D.C. 20552 and at the offices of the Regional Director of the Office of Thrift Supervision at the Southeast Regional Office of the Office of Thrift Supervision, 1475 Peachtree Street, NE, Atlanta, Georgia 30309.
     A copy of the plan of conversion and Madison Bancorp’s articles of incorporation and bylaws are available without charge from Madison Square Federal Savings Bank.
     The appraisal report of Feldman Financial Advisors has been filed as an exhibit to our registration statement and to our application to the Office of Thrift Supervision. The appraisal report was filed electronically with the Securities and Exchange Commission and is available on its website as described above. The appraisal report also is available at the public reference room of the Securities and Exchange Commission and the offices of the Office of Thrift Supervision as described above.

Index to Consolidated Financial Statements
of Madison Square Federal Savings Bank
****
     All schedules are omitted as the required information either is not applicable or is included in the financial statements or related notes. Separate financial statements for Madison Bancorp have not been included in this prospectus because Madison Bancorp, which has engaged only in organizational activities to date, has no significant assets, contingent or other liabilities, revenues or expenses.

Report of Independent Registered Public Accounting Firm
The Board of Directors
Madison Square Federal Savings Bank
Baltimore, Maryland
     We have audited the accompanying consolidated statements of financial condition of Madison Square Federal Savings Bank and Subsidiary as of March 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity, and cash flows for each of the years in the two-year period ended March 31, 2010. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Bank is not required to have, nor were we engaged to perform, an audit of the internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Madison Square Federal Savings Bank and Subsidiary as of March 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2010 in conformity with accounting principles generally accepted in the United States of America.
Baltimore, Maryland
June 2, 2010
101 E. Chesapeake Avenue, Suite 300, Baltimore, Maryland 21286
410-583-6990 FAX 410-583-7061
Website: www.Rowles.com

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Consolidated Statements of Financial Condition
March 31, 2010 and 2009

	2010	2009

Assets
Assets
Cash and cash equivalents	$13,354,975	$16,321,326
Certificates of deposit	956,972	-0-
Investment securities available-for-sale	33,480,669	25,573,864
Investment securities held-to-maturity	2,283,707	3,210,122
Federal Home Loan Bank stock, at cost	242,500	242,500
Loans receivable, net	90,336,475	89,409,186
Property and equipment, net	3,983,182	4,185,319
Ground rents, net	477,273	496,623
Refundable income taxes	-0-	198,037
Accrued interest receivable
Loans	309,857	283,441
Investments	31,170	91,483
Mortgage-backed securities	89,522	67,005
Deferred income taxes	5,828	13,550
Prepaid expenses and other assets	1,337,364	339,055

Total Assets	$146,889,494	$140,431,511

Liabilities and Equity
Liabilities
Deposits:
Noninterest bearing	$5,267,672	$4,040,549
Interest bearing	131,697,595	125,540,842

Total Deposits	136,965,267	129,581,391
Advances from borrowers for taxes and insurance	557,686	556,755
Other liabilities	303,514	382,038

Total Liabilities	137,826,467	130,520,184

Commitments and contingencies (Note 14)	-0-	-0-

Equity
Retained earnings	8,903,564	9,758,512
Accumulated other comprehensive income	159,463	152,815

Total Equity	9,063,027	9,911,327

Total Liabilities and Equity	$146,889,494	$140,431,511

The accompanying notes are an integral part of these consolidated financial statements.

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Consolidated Statements of Operations
Years Ended March 31, 2010 and 2009

	2010	2009

Interest Revenue
Interest and fees on loans	$5,058,599	4,741,308
Investment securities available-for-sale	918,009	1,005,882
Investment securities held-to-maturity	306,696	50,861
Interest-bearing deposits	37,503	113,028
Other	923	4,592

Total Interest Revenue	6,321,730	5,915,671

Interest Expense
Interest on deposits:
Time	2,878,710	3,270,616
Savings	121,732	261,044
NOW and money market demand accounts	21,584	51,683
Other interest expense	93	195

Total Interest Expense	3,022,119	3,583,538

Net Interest Income	3,299,611	2,332,133

Provision for Loan Losses	242,074	213,114

Net Interest Income after Provision for
Loan Losses	3,057,537	2,119,019

Noninterest Revenue
Gain on disposal of property	34,545	718,899
Loss on sale of investment securities	-0-	(1,195,800)
Total Other than temporary impairment (OTTI) of securities	(319,651)	-0-
Less: OTTI recognized in other comprehensive income	36,233	-0-

Net OTTI recognized in earnings	(283,418)	-0-
Other	274,739	254,296

Net Noninterest Revenue (Loss)	25,866	(222,605)

Noninterest Expenses
Salaries and employee benefits	1,888,404	1,922,273
Occupancy & equipment expense	1,043,184	1,123,566
Advertising	10,984	33,249
Audit and accounting	98,215	79,342
FDIC premiums and OTS assessments	392,159	82,932
Data processing	201,066	197,090
Stationery and postage	91,431	105,093
Other operating expenses	212,908	268,814

Total Noninterest Expenses	3,938,351	3,812,359

Loss Before Income Taxes	(854,948)	(1,915,945)

Provision for Income Tax Expense (Benefit)	-0-	(198,037)

Net Loss	$(854,948)	$(1,717,908)

The accompanying notes are an integral part of these consolidated financial statements.

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Consolidated Statements of Changes in Equity
Years Ended March 31, 2010 and 2009

		Accumulated
		Other		Compre-
	Retained	Comprehensive	Total	hensive
	Earnings	Income (Loss)	Equity	Income (Loss)

Balance, April 1, 2008	$11,476,420	$(186,150)	$11,290,270

Net loss for the year	(1,717,908)	-0-	(1,717,908)	$(1,717,908)

Net unrealized gains on available-for-sale securities, net of tax of $213,273	-0-	338,965	338,965	338,965

Total Comprehensive Loss				$(1,378,943)

Balance, March 31, 2009	9,758,512	152,815	9,911,327

Net loss for the year	(854,948)	-0-	(854,948)	$(854,948)

Net unrealized gains on available-for-sale securities, net of tax of $22,014	-0-	28,588	28,588	28,588

Net unrealized loss on impaired held-to-maturity securities, net of tax of $14,293	-0-	(21,940)	(21,940)	(21,940)

Total Comprehensive Loss				$(848,300)

Balance, March 31, 2010	$8,903,564	$159,463	$9,063,027

The accompanying notes are an integral part of these consolidated financial statements.

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years Ended March 31, 2010 and 2009

	2010	2009

Cash Flows From Operating Activities
Net loss	$(854,948)	$(1,717,908)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Amortization (accretion) of investment securities	(115,480)	(22,764)
Amortization of deferred loan fees and costs	(48,843)	(68,536)
Net loan fees received	78,832	154,627
Provision for loan and ground rents losses	242,074	214,209
Loss on sale of investment securities	-0-	1,195,800
Other than temporary impairment charge	283,418	-0-
Gain on disposal of property and equipment	(34,545)	(718,899)
Depreciation and amortization	272,910	285,841
Changes in operating assets and liabilities:
Accrued interest receivable	11,380	(138,277)
Prepaid expenses and other assets	(998,309)	(44,619)
Refundable income taxes	198,037	(104,696)
Other liabilities	(78,524)	286,907

Net Cash Provided by (Used in) Operating Activities	(1,043,998)	(678,315)

Cash Flows From Investing Activities
Loans receivable originated, net of principal collected	(2,464,033)	(16,679,781)
Proceeds from loans sold	2,704,222	7,066,500
Loans purchased	(1,439,541)	(3,529,874)
Increase in certificates of deposit, net	(956,972)	-0-
Principal payments on held-to-maturity securities	784,974	216,333
Principal payments on available-for-sale securities	6,757,862	3,741,483
Proceeds from maturing investment securities	14,664,163	2,000,000
Proceeds from sales of investment securities available-for-sale	-0-	2,812,993
Purchases of investment securities	(29,340,957)	(16,007,335)
Purchase of property and equipment	(195,208)	(349,673)
(Purchases) redemptions of Federal Home Loan Bank stock	-0-	(29,500)
Proceeds from sale of property	158,980	782,515
Proceeds from sale of ground rents	19,350	7,416

Net Cash Used in Investing Activities	(9,307,160)	(19,968,923)

Cash Flows From Financing Activities
Increase (decrease) in:
Deposits, net	7,383,876	22,251,975
Advances from borrowers, net	931	28,067

Net Cash Provided by Financing Activities	7,384,807	22,280,042

Increase (Decrease) in Cash and Cash Equivalents	(2,966,351)	1,632,804

Cash and Cash Equivalents, Beginning of Year	16,321,326	14,688,522

Cash and Cash Equivalents, End of Year	$13,354,975	$16,321,326

The accompanying notes are an integral part of these consolidated financial statements.

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years Ended March 31, 2010 and 2009 (continued)

	2010	2009
Supplemental Disclosures of Cash Flow Information

Interest paid	$3,021,699	$3,584,057

Income taxes paid	$-0-	$-0-

Income tax refunds received	$198,037	$-0-

Fair value of securities received in redemption in-kind	$-0-	$3,592,643

The accompanying notes are an integral part of these consolidated financial statements.

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2010 and 2009
Note 1: Activities and Summary of Significant Accounting Policies
     Madison Square Federal Savings Bank (the “Bank”) was incorporated in 1870 under the laws of the State of Maryland. The Bank is a federally chartered mutual savings bank engaged in banking and related services primarily in the Baltimore Metropolitan area. Significant accounting policies followed by the Bank are presented below.
     Principles of consolidation: The consolidated financial statements include the accounts of the Bank and its subsidiary, Madison Financial Services Corporation (MFSC). MFSC is engaged in the business of insurance brokerage services primarily in the Baltimore Metropolitan area. All significant accounts and intercompany transactions have been eliminated.
     Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, deferred income tax valuation allowances and other than temporary impairment of investment securities.
     Cash and cash equivalents: The Bank considers all cash on hand, amounts in demand accounts in other depository institutions and federal funds sold to be cash and cash equivalents.
     Certificates of deposit: Certificates of deposit, that are not purchased through a broker and classified as available-for-sale, mature within 12 months and are recorded at cost.
     Investment securities: Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.
     Investment securities that are acquired with the intent and the ability to hold them to maturity are classified as held-to-maturity. Held-to-maturity securities are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest revenue using the interest method over the period to maturity. Management believes the Bank has adequate liquidity and capital, and it is generally management’s intention to hold such assets to maturity.
     Investment securities not classified as held-to-maturity are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts that are recognized in interest revenue using the interest method over the period to maturity.
     Realized gains and losses and declines in value determined to be other than temporary on securities are included in income. The cost of securities sold is based on the specific identification method.

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2010 and 2009
Note 1: Activities and Summary of Significant Accounting Policies (Continued)
     Management evaluates securities for impairment on a quarterly basis. Management assesses whether (a) it has the intent to sell a security being evaluated and (b) it is more likely than not that the Bank will be required to sell the security prior to its anticipated recovery. If neither applies, then declines in the fair values of securities below their cost that are considered other-than-temporary declines are split into two components. The first is the loss attributable to declining credit quality. Credit losses are recognized in earnings as realized losses in the period in which the impairment determination is made. The second component consists of all other losses, which are recognized in other comprehensive loss. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) adverse conditions specifically related to the security, (3) changes in the rating of the security by a rating agency, (4) recoveries or additional declines in fair value subsequent to the balance sheet date, (5) failure of the issuer of the security to make scheduled interest or principal payments, and (6) the payment structure of the debt security and the likelihood of the issuer being able to make payments in the future. Management also monitors cash flow projections for securities that are considered beneficial interests.
     Federal Home Loan Bank stock: The investment in Federal Home Loan Bank (FHLB) stock, which is required by law, is restricted and stated at cost.
     Loans receivable and the allowance for loan losses: Loans receivables are stated at unpaid principal balances plus net deferred expense, less the allowance for loan losses.
     Loan origination fees and the direct costs of underwriting and closing loans are amortized or accreted over the contractual life of the related loan as an adjustment to yield. Any differences that arise from prepayment will result in a recalculation of the effective yield.
     Interest on loans is accrued based on the principal amounts outstanding. The accrual of interest is discontinued when any portion of the principal or interest is 90 days past due and collateral is insufficient to discharge the debt in full. At the time the loan is classified as nonaccrual, all previously accrued interest is reversed from interest revenue. Revenue is subsequently recognized only to the extent cash payments are received until, in management’s judgment, the borrower’s ability to make periodic interest and principal payments is no longer in doubt. The loan is then returned to accrual status.
     Loans are considered impaired when, based on current information, management considers it unlikely that the collection of principal and interest payments will be made according to contractual terms. Generally, loans are not reviewed for impairment until the accrual of interest has been discontinued. If collection of principal is evaluated as doubtful, all payments are applied to principal.
     The allowance for loan losses is increased by provisions charged to income and reduced by charge-offs, net of recoveries. Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and current economic conditions.
     Property and equipment: Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed on straight line and accelerated methods over the estimated useful lives of the assets. Expenditures for maintenance and routine repairs are charged to expense as incurred; expenditures for improvements and major repairs that materially extend the useful lives of assets are capitalized.

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2010 and 2009
Note 1: Activities and Summary of Significant Accounting Policies (Continued)
     Ground rents: The Bank carries ground rents at cost, less a valuation allowance, and holds them as a long-term investment. The current market value of the ground rents is not readily determinable. The Bank has recorded an estimated valuation allowance based on delinquencies of ground rent payments. The Bank does not contemplate any substantial dispositions in the future.
     Income taxes: Deferred income taxes and deferred income tax benefits are provided to reflect the tax effect of temporary differences between financial statement and income tax reporting. Accounting guidance prescribes how an entity should measure, recognize, present, and disclose in its financial statements the tax effects of uncertain tax positions that the entity has taken or expects to take on a tax return. Management does not consider any of its tax positions to have a significant impact on its statement of financial condition. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
     Comprehensive income: The Bank’s comprehensive income consists of net income and net unrealized gains and losses on investments securities. Accumulated other comprehensive income is comprised solely of the accumulated net unrealized gains and losses on securities, net of tax.
     The components of other comprehensive income (loss) and related tax effects during the years ended March 31, were as follows:

	2010	2009

Unrealized holding gains (losses) on securities available-for-sale	$50,602	$(643,562)
Unrealized loss on impaired investment security held-to-maturity	(36,233)	-0-
Reclassification adjustment for losses realized in income	-0-	1,195,800

Net unrealized gains	14,369	552,238
Tax effect	(7,721)	(213,273)

Net-of-tax amount	$6,648	$338,965

     Components of accumulated other comprehensive income are as follows, as of March 31:

	2010	2009

Unrealized gain on investment securities available-for sale	$299,567	$248,966
Unrealized loss on impaired investment security held-to-maturity	(36,233)	-0-
Accumulated other comprehensive income before tax effect	263,334	248,966
Tax effect	(103,871)	(96,151)

Accumulated other comprehensive income	$159,463	$152,815

     Reclassification: Certain amounts previously reported in the consolidated financial statements for the year ended March 31, 2009 have been reclassified to conform to the financial statement presentation for the year ended March 31, 2010.

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2010 and 2009
Note 2: Cash and Cash Equivalents
Cash and cash equivalents consist of the following at March 31:

	2010	2009

Cash and due from banks	$12,156,124	$10,161,466
Federal funds sold	1,019	3,005,163
FHLB overnight deposits	1,197,832	3,154,697

Total	$13,354,975	$16,321,326

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2010 and 2009
Note 3: Investment Securities
     The amortized cost and estimated fair value of investment securities at March 31 are summarized as follows:

		Gross Unrealized	Gross Unrealized
	Amortized Cost	Gains	Losses	Estimated Fair Value
	2010
Investment securities available-for-sale:
U.S. government agencies	$4,499,222	$15,793	$1,150	$4,513,865
Brokered certificates of deposit	2,670,928	-0-	6,425	2,664,503
Mortgage-backed securities (Agency)	26,010,952	341,079	49,730	26,302,301

	$33,181,102	$356,872	$57,305	$33,480,669

Investment securities held-to-maturity:
Mortgage-backed securities (Agency)	$1,177,893	$34,377	$6,606	$1,205,664
Mortgage-backed securities (Nonagency)	1,105,814	86,774	174,963	1,017,625

	$2,283,707	$121,151	$181,569	$2,223,289

	2009
Investment securities available-for-sale:
U.S. government agencies	$7,005,709	$28,061	$-0-	$7,033,770
Brokered certificates of deposit	2,640,093	1,328	-0-	2,641,421
Mortgage-backed securities (Agency)	15,679,096	246,241	26,664	15,898,673

	$25,324,898	$275,630	$26,664	$25,573,864

Investment securities held-to-maturity:
Mortgage-backed securities (Agency)	$1,632,807	$40,989	$5,909	$1,667,887
Mortgage-backed securities (Nonagency)	1,577,315	160,529	275,386	1,462,458

	$3,210,122	$201,518	$281,295	$3,130,345

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2010 and 2009
Note 3: Investment Securities (Continued)
     The following is a summary of maturities of securities held-to-maturity and available-for-sale as of March 31, 2010:

	Held-to-maturity		Available-for-sale
	Amortized		Amortized
	Cost	Fair Value	Cost	Fair Value
Amounts maturing in:
One year or less	$-0-	$-0-	$1,502,928	$1,504,699
After one year through five years	-0-	-0-	5,417,222	5,422,259
After five years through ten years	-0-	-0-	250,000	251,410
After ten years	-0-	-0-	-0-	-0-

	-0-	-0-	7,170,150	7,178,368

Mortgage-backed securities (Agency)	1,177,893	1,205,664	26,010,952	26,302,301
Mortgage-backed securities (Nonagency)	1,105,814	1,017,625	-0-	-0-

	$2,283,707	$2,223,289	$33,181,102	$33,480,669

     Proceeds from sales of investment securities available-for-sale were $0 and $6,405,636 during the years ended March 31, 2010 and 2009, respectively, including the receipt of securities with a fair value of $3,592,643 as part of the redemption in-kind of the AMF Ultra Short Mortgage mutual funds during the year ended March 31, 2009.
     Information pertaining to securities with gross unrealized losses at March 31, 2010, aggregated by investment category and length of time that individual securities have been in a continuous loss position, follows:

	Less Than Twelve Months		Over Twelve Months
	Gross		Gross
	Unrealized		Unrealized
	Losses	Fair Value	Losses	Fair Value
U.S. government agencies (available-for-sale)	$1,150	$498,850	$-0-	$-0-
Brokered certificates of deposit	6,425	2,664,503	-0-	-0-
Mortgage-backed securities (available-for-sale)	48,145	6,929,157	1,585	516,185
Mortgage-backed securities (held-to-maturity)	90,300	343,278	91,269	311,424

Total	$146,020	$10,435,788	$92,854	$827,609

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2010 and 2009
Note 3: Investment Securities (Continued)
     U.S. government agencies: The unrealized losses on two of the Bank’s investments in U.S. government agencies of $1,150 are primarily attributable to fluctuations in interest rates. The securities are of the highest investment grade. The fair value of the securities have been impaired for less than 12 months. Contractually, the issuers are not permitted to settle the security at a price less than the amortized cost basis of the individual investments. The Bank does not intend to sell the investments and it is not more likely than not that the Bank will be required to sell the investments before recovery of the amortized cost basis, which may be at maturity. Accordingly, management does not consider these investments to be other-than-temporarily impaired at March 31, 2010.
     Mortgage-backed securities (Agency): The mortgage-backed agency securities, which include collateralized mortgage obligations, were in a net unrealized gain position of $319,120 at March 31, 2010. All of these securities are of the highest investment grade. The Bank does not intend to sell these investments and it is not more likely than not that the Bank will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity. Management does not believe that other-than-temporary impairment exists at March 31, 2010.
     Mortgage-backed securities (Nonagency): The mortgage-backed nonagency securities, which include collateralized mortgage obligations, were in an unrealized loss position of $88,189 at March 31, 2010. All of these securities are private label residential mortgage-backed securities. These securities are reviewed for factors such as loan to value ratio, credit support levels, borrower credit rating scores, geographic concentration, prepayment speeds, delinquencies, coverage ratios and credit ratings. The Bank received all of these securities as part of the redemption in-kind of the AMF Ultra Short Mortgage mutual fund during the year ended March 31, 2009. Based upon a review of credit quality and the cash flow tests performed, management determined that several of the mortgage-backed nonagency securities in the Bank’s portfolio were other-than-temporarily impaired. As a result of this assessment, the Bank recorded a $283,418 other-than-temporary impairment credit loss during the year ended March 31, 2010. In addition the Bank recorded $36,233 of noncredit related losses in other comprehensive income on one security during the year ended March 31, 2010. The remaining securities continue to perform as expected. The Bank does not intend to sell these investments and it is not more likely than not that the Bank will be required to sell the investments before recovery of their amortized cost bases, which may be at maturity. Accordingly, management does not consider the remainder of this portfolio to be other-than-temporarily impaired at March 31, 2010.
     Brokered certificates of deposit: The brokered certificate of deposit portfolio is comprised of individual certificates in dollar increments that are within the Federal Deposit Insurance Corporation limit of $250,000. The unrealized losses of $6,425 as of March 31, 2010 are primarily attributable to fluctuations in interest rates.

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2010 and 2009
Note 4: Loans Receivable
     Loans receivable consist of the following at March 31:

	2010	2009
Loans secured by mortgages:
Residential
1-4 Single family	$62,875,698	$69,339,149
Multifamily	1,736,945	-0-
Commercial	11,597,811	10,573,825
Land	4,849,495	2,749,942
Lines of credit	1,407,436	186,082
Residential construction	2,395,528	1,803,725

	84,862,913	84,652,723

Consumer	1,203,106	1,894,447

Commercial	4,755,553	3,091,624

Total loans receivable	90,821,572	89,638,794
Net deferred costs	119,903	149,892
Allowance for loan losses	(605,000)	(379,500)

Loans receivable, net	$90,336,475	$89,409,186

     The activity in the allowance for loan losses for the years ended March 31 was as follows:

	2010	2009
Balance – Beginning of year	$379,500	$175,000
Provision for loan losses	242,074	213,114
Recoveries	-0-	2,000
Charge offs	(16,574)	(10,614)

Balance – End of year	$605,000	$379,500

     The principal balance on non-accrual loans as of March 31, 2010 and 2009 were $680,112 and $808,761, respectively. The related interest on these loans was $22,705 and $25,692, respectively. Management had identified one of the nonaccrual loans, with a balance of $607,815, as impaired as of March 31, 2010. The allowance for loan losses includes a specific reserve of $50,000 for this loan as of March 31, 2010.
     The officers and directors of the Bank enter into loan transactions with the Bank in the ordinary course of business. As of March 31, 2010 and 2009, loans secured by mortgages included loans to officers and directors of $625,926 and $671,578, respectively. Activity in these loans during the year ended March 31, 2010 was as follows:

Balance – Beginning of year	$671,578
New loans	-0-
Principal repayments	(45,652)

Balance – End of year	$625,926

     These loans are made on the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with unrelated borrowers.

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2010 and 2009
Note 5: Property and Equipment
     Property and equipment consist of the following at March 31:

	Useful lives	2010	2009
Land		$642,925	$642,925
Building	32 – 39 years	3,709,079	3,840,623
Leasehold improvements	8 – 9 years	173,776	173,776
Furniture, fixtures and equipment	3 – 7 years	1,158,934	1,342,619
Automobiles	5 years	59,280	59,280

Total Cost		5,743,994	6,059,223
Less: Accumulated depreciation and amortization		1,760,812	1,873,904

Net property and equipment		$3,983,182	$4,185,319

Note 6: Ground Rents
     Ground rents consist of the following at March 31:

	2010	2009
Cost	$533,233	$552,583
Less allowance for losses	55,960	55,960

Ground rents, net	$477,273	$496,623

Note 7: Interest Bearing Deposits
     Interest bearing deposits consist of the following at March 31:

	2010	2009
Time deposits	$101,049,115	$96,097,674
Savings	23,233,464	22,169,159
NOW and money market	7,415,016	7,274,009

Total interest bearing deposits	$131,697,595	$125,540,842

     The aggregate amount of time deposits of $100,000 or more at March 31, 2010 and 2009 was $36,634,556 and $29,198,033, respectively.

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2010 and 2009
Note 7: Interest Bearing Deposits (Continued)
     At March 31, 2010, the scheduled maturities of time deposits are as follows:

April 1, 2010 to June 30, 2010	$26,875,140
July 1, 2010 to March 31, 2011	32,176,057
April 1, 2011 to March 31, 2013	33,843,186
April 1, 2013 and later	8,154,732

$101,049,115

     The Bank held deposits of $1,272,202 and $847,425 from officers and directors at March 31, 2010 and 2009, respectively.
Note 8: Income Taxes
     The provisions for income taxes for the years ended March 31 consist of the following components:

	2010	2009
Refund arising from carryback of net operating loss to prior year	$-0-	$(198,037)

Deferred income taxes (benefit)	-0-	-0-

Total	$-0-	$(198,037)

     A reconciliation of the provision for income taxes at the statutory tax rate to the Bank’s actual provision for income taxes is as follows:

	2010	2009
Tax (benefit) computed at statutory rate (34.0%)	$(290,682)	$(651,421)
State income taxes (benefit) net of federal tax benefit	(39,499)	(88,517)
Operating & capital loss carryovers	189,629	339,655
Other	-0-	(68,441)
Valuation allowance	140,552	270,687

Total	$-0-	$(198,037)

Effective tax rate	0.0%	(10.3%)

     The Bank computes deferred income taxes under the provisions of U.S. generally accepted accounting principles (GAAP) which requires the use of an asset and liability method of accounting for income taxes. GAAP also provides for the recognition and measurement of deferred income tax benefits on the likelihood of their realization in future years. A valuation allowance must be established to reduce deferred income tax benefits if it is more likely than not that a portion of the deferred income tax benefits will not be realized. The Bank has established a valuation allowance to reflect uncertainty as to the Bank’s ability to realize the deferred tax asset. Increases in the valuation allowance in future periods are possible based on management’s analysis.

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2010 and 2009
Note 8: Income Taxes (Continued)
     The following is a summary of the tax effects of the temporary differences between financial and income tax accounting that give rise to deferred tax assets and deferred tax liabilities as of March 31:

	2010	2009

Deferred tax assets:
Allowances for loan and ground rent losses	$228,535	$139,321
Capital loss carryforward	192,497	192,497
Net operating loss carryforward	336,787	147,158
Valuation allowance	(607,352)	(270,687)

	150,467	208,289

Deferred tax liabilities:
Unrealized gains on investments	103,872	96,150
Deferred loan fees and costs	40,767	50,962
Other	-0-	47,627

	144,639	194,739

Net deferred tax asset	$5,828	$13,550

     As of March 31, 2010, the Bank has a net operating loss carryforward totaling approximately $990,000, which expires in 2030 and 2031. The Bank also has a capital loss carryforward of approximately $566,000, which expires in 2014.
Note 9: Retirement Plans
     During 2009, the Bank maintained a 401(k) retirement plan that covered substantially all employees. Employer contribution expense, which totaled $60,000 for the year ending March 31, 2009, was discretionary and was determined by the Board of Directors. During 2010, the Bank terminated the 401(k) plan and replaced it with SIMPLE IRA where the Bank matches 3% of the employee contributions. Expense for this plan in 2010 was $9,077.
Note 10: Lease Agreements
     The Bank leases various office locations under non-cancelable operating leases. Each lease has various renewals options. In addition, the Bank sublets certain space subject to these leases. Rent expense related to these leases was $437,548 and $430,999 for the years ended March 31, 2010 and 2009, respectively. Sublease income related to these leases was $96,277 and $93,728 for the years ended March 31, 2010 and 2009, respectively.
     Lease commitments under long-term leases are as follows:

	Rent	Sublease	Net

Year Ending March 31:
2011	$355,533	$-0-	$355,533
2012	139,731	-0-	139,731
2013	144,515	-0-	144,515
2014	150,296	-0-	150,296
2015	156,308	-0-	156,308

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2010 and 2009
Note 11: Fair Value Measurements
     Accounting guidance defines fair value to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. These standards have also established a three-level hierarchy for fair value measurements based upon the inputs to the valuation of an asset or liability.
•	Level 1 — Valuation is based on quoted prices in active markets for identical assets and liabilities.

•	Level 2 — Valuation is determined from quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar instruments in markets that are not active or by model-based techniques in which all significant inputs are observable in the market.

•	Level 3 — Valuation is derived from model-based techniques in which at least one significant input is unobservable and based on the Bank’s own estimates about the assumptions that market participants would use to value the asset or liability.
     Investment securities available-for-sale are the only financial assets measured at fair value on a recurring basis. As of March 31, 2010 and 2009, the fair values were measured using the following methodologies:

	2010
	Total	Level 1	Level 2	Level 3
Investment securities available-for-sale	$33,480,669	$956,772	$32,520,274	$3,623

	2009
	Total	Level 1	Level 2	Level 3
Investment securities available-for-sale	$25,573,864	$692,464	$24,875,332	$6,068

     No other financial assets or liabilities are measured at fair value on a recurring or nonrecurring basis. As of March 31, 2010 and 2009, the Bank owned a mortgage backed agency security measured using a Level 3 methodology. The change in the unrealized gain on the security was recorded in comprehensive income. It was not recorded in the net loss for the year.
     The Bank does not have an internal process to calculate fair values for loans, deposits and advanced payments by borrowers for taxes and insurance and relies on reports from the Office of Thrift Supervision (OTS) for this information. Fair values of investment securities are provided by an independent pricing service. Classifications of various assets and liabilities differ slightly between the OTS and the financial statements prepared on the basis of generally accepted accounting principles.

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2010 and 2009
Note 11: Fair Value Measurements (Continued)
     The estimated fair values of financial instruments at March 31 are as follows:

	2010		2009
	(in thousands)		(in thousands)
				Fair
	Book Value	Fair Value	Book Value	Value
Assets:
Cash and cash equivalents	$13,355	$13,355	$16,321	$16,321
Certificates of deposit	957	957	-0-	-0-
Investment securities	35,764	35,704	28,784	28,704
Loans, net	90,336	90,249	89,409	89,959

Total financial assets	$140,412	$140,265	$134,514	$134,984

	2010		2009
	(in thousands)		(in thousands)
	Book Value	Fair Value	Book Value	Fair Value
Liabilities:
Deposits	$136,965	$140,111	$129,581	$132,279
Advanced payments by borrowers for taxes and insurance	558	558	557	557

Total financial liabilities	$137,523	$140,669	$130,138	$132,836

     The following methods and assumptions were used to estimate the fair value disclosures for financial instruments as of March 31, 2010 and 2009:
     Cash and cash equivalents: The amounts reported at cost approximate the fair value of these assets.
     Investment securities held-to-maturity: The fair values are based on the quoted market values or values of securities with similar rates and terms. The fair values are provided to the Bank by a third party.
     Loans, deposits and advanced payments by borrowers for taxes and insurance: The fair value of these items has been calculated based on the Bank’s quarterly voluntary submissions of the Consolidated Maturities and Rates schedule (CMR).

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2010 and 2009
Note 12: Regulatory Requirements and Retained Earnings
     The Bank is subject to various regulatory capital requirements administered by its primary regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined). As discussed in greater detail below, as of March 31, 2010 and 2009, the Bank meets all of the capital adequacy requirements to which it is subject.
     Through 1995, the Bank conformed to certain provisions of the Internal Revenue Code which permitted it a special tax deduction for bad debts. The deduction was limited generally to eight percent of otherwise taxable income and subject to certain limitations based on aggregate loans and savings account balances at the end of the year. If the qualifying deductions are used for purposes other than absorbing loan losses, they will be subject to federal income tax at the then current corporate rate. Retained earnings at March 31, 2010 include approximately $2,702,000 for which Federal income tax has not been provided.

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2010 and 2009
Note 12: Regulatory Requirements and Retained Earnings (Continued)
     As of March 31, 2010, the most recent notification from the OTS, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action as disclosed in the table below. Management knows of no events or conditions that would change this classification:

					To Be Well
	Actual		Minimum Requirements		Capitalized
(dollars in thousands)	Amount	%	Amount	%	Amount	%
As of March 31, 2010:
Total risk-based capital (to risk-weighted assets)	$9,458	12.3	$6,173	8.0	$7,718	10.0
Tier I capital (to risk-weighted assets)	$8,900	11.5	N/A	N/A	$4,631	6.0
Tier I capital (to adjusted total assets)	$8,900	6.1	$5,867	4.0	$7,334	5.0
Tangible capital (to adjusted total assets)	$8,900	6.1	$2,200	1.5	N/A	N/A

As of March 31, 2009:
Total risk-based capital (to risk-weighted assets)	$10,115	13.7	$5,905	8.0	$7,381	10.0
Tier I capital (to risk-weighted assets)	$9,759	13.2	N/A	N/A	$4,436	6.0
Tier I capital (to adjusted total assets)	$9,759	7.0	$5,609	4.0	$7,011	5.0
Tangible capital (to adjusted total assets)	$9,759	7.0	$2,103	1.5	N/A	N/A
     A reconciliation of equity reported under GAAP to regulatory capital is as follows (in thousands):

	March 31, 2010	March 31, 2009

Total equity	$9,063	$9,911
Adjustments for regulatory capital purposes:
Accumulated gains on certain investment securities	(163)	(152)

Total tier 1 capital	8,900	9,759
Qualifying allowance for loan losses	558	356

Total risk-based capital	$9,458	$10,115

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2010 and 2009
Note 13: Significant Estimates and Concentrations
     Generally accepted accounting principles require disclosure of information about certain significant estimates and current vulnerabilities due to certain concentrations. These matters include the following:
     Interest rate risk: The profitability of the Bank is subject to fluctuations in interest rates. This risk is based on the gap between interest earned on loans and securities and the rate of interest paid on deposits. A significant decrease in this gap could result in a decline in earnings to the Bank.
     Geographic location of customers: The Bank’s principal business activity of providing loans is with customers primarily located within the Baltimore metropolitan area. A significant percentage of the Bank’s loans receivable and related income are collateralized by real estate located in this area. A significant decline in property values in this area could result in the Bank’s loans being under collateralized.
     Uninsured deposits: The Bank maintains its cash and cash equivalents in various financial institutions. Certain cash balances are insured by the Federal Deposit Insurance Corporation up to a total of $250,000. The balance on deposit in other banks that exceeded the insurance coverage limit was $1,954,804 as of March 31, 2010.
Note 14: Commitments and Financial Instruments with Off-Balance-Sheet Credit Risk
     In the normal course of business, the Bank has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements. Loan commitments and lines of credit are agreements to lend to a customer as long as there is no violation of any condition to the contract. Mortgage loan commitments generally have fixed interest rates, fixed expiration dates, and may require payment of a fee. Other loan commitments generally have fixed interest rates. Commitments to purchase loans do not represent future cash requirements, as it is unlikely all loans will be closed prior to the expiration of the commitment. Lines of credit generally have variable interest rates. Such lines do not represent future cash requirements because it is unlikely that all customers will draw upon their lines in full at any time. Letters of credit are commitments issued to guarantee the performance of a customer to a third party.
     The Bank’s maximum exposure to credit loss in the event of nonperformance by the customer is the contractual amount of the credit commitment. Loan commitments, lines of credit, and letters of credit are made on the same terms, including collateral, as outstanding loans. Management is not aware of any accounting loss to be incurred by funding these loan commitments.
     At March 31, 2010, the Bank had outstanding firm commitments to originate or purchase loans as follows:

Mortgage loan commitments — fixed rate	$260,200
Mortgage loan commitments — variable rate	3,709,800
Commitments to originate nonmortgage loans	320,000
Commitments to purchase loans	756,000
Unused equity lines of credit (variable rate)	1,002,000
Commercial and consumer lines of credit	1,217,000
Standby letters of credit	398,000

Total	$7,663,000

     The commitments to fund fixed rate mortgage loans are at rates ranging from 4.62% to 7.00%.

MADISON SQUARE FEDERAL SAVINGS BANK AND SUBSIDIARY
Notes to Consolidated Financial Statements
March 31, 2010 and 2009
Note 15: Line of Credit
     The Bank may borrow up to 20 percent of its total assets under a line of credit program with the Federal Home Loan Bank of Atlanta. The line of credit would be secured with loans and securities owned by the Bank. As of March 31, 2010, the Bank had a borrowing capacity of approximately $29,480,000 under the line of credit.
Note 16: Subsequent Event — Plan of Conversion
     The Bank has evaluated events and transactions subsequent to March 31, 2010 through June 2, 2010, the date these financial statements were issued. Based on the definitions and requirements of generally accepted accounting principles for “subsequent events,” we have identified the following event that has occurred subsequent to March 31, 2010 and through June 2, 2010, that requires disclosure in the financial statements.
     On April 6, 2010, the Bank’s Board of Directors approved a plan (the “Plan”) to convert from a federally-chartered mutual savings bank to a federally-chartered stock savings bank form of organization, subject to approval by its members. The Plan, which includes formation of a holding company to own all of the outstanding capital stock of the Bank, is subject to approval by the Office of Thrift Supervision (OTS) and includes the filing of a registration statement with the Securities and Exchange Commission.
     The cost of conversion and issuing and selling the capital stock will be deferred and deducted from the proceeds of the offering. In the event the conversion and offering are not completed, any deferred costs will be charged to operations. Through March 31, 2010, the Bank had incurred $5,000 in conversion costs, which were recorded in prepaid expenses and other assets on the Statement of Financial Condition.
     The Plan calls for the common stock of the holding company to be offered to various parties in a subscription offering at a price based on an independent appraisal of the Bank. It is anticipated that any shares not purchased in the subscription offering will be offered in a community offering. The Bank may not declare or pay a cash dividend if the effect thereof would cause its net worth to be reduced below either the amount required for the liquidation account discussed below or the regulatory capital requirements imposed by the OTS.
     At the time of conversion, the Bank will establish a liquidation account in an amount equal to its retained earnings as reflected in the latest statement of financial condition used in the final conversion prospectus. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their deposit accounts in the Bank after conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. In the event of a complete liquidation of the Bank, eligible depositors who continue to maintain accounts in accordance with OTS regulations shall be entitled to receive a distribution from the liquidation account before any liquidation may be made with respect to common stock.

You should rely only on the information contained in this prospectus. Neither Madison Bancorp nor Madison Square Federal Savings Bank has authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus to any person or in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer or solicitation in those jurisdictions. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

(Proposed Holding Company for Madison Square Federal Savings Bank)

805,000 Shares
(Anticipated Maximum, Subject to Increase
to up to 925,750 Shares)

COMMON STOCK

PROSPECTUS

          , 2010

Until             , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
     The following table sets forth our anticipated expenses of the offering:

SEC filing fee (1)	$1,000
OTS filing fee	12,000
FINRA filing fee (1)	1,500
EDGAR, printing, postage and mailing	75,000
Blue Sky fees and expenses	10,000
Legal fees and expenses	285,000
Accounting fees and expenses	45,000
Appraiser’s fees and expenses	35,000
Marketing firm expenses (including legal fees)	192,000
Conversion agent fees and expenses	10,000
Business plan fees and expenses	27,000
Transfer agent and registrar fees and expenses	20,000
Certificate printing	7,500
Miscellaneous	9,000

TOTAL	$730,000

(1)	Based on the registration of $9.3 million of common stock.

Item 14.	Indemnification of Directors and Officers.
     The Articles of Incorporation of Madison Bancorp, Inc. provides as follows:
     NINTH: The Corporation shall indemnify (A) its directors and officers, whether serving the Corporation or at its request any other entity, to the fullest extent required or permitted by the general laws of the State of Maryland now or hereafter in force, including the advance of expenses under the procedures required, and (B) other employees and agents to such extent as shall be authorized by the Board of Directors or the Corporation’s Bylaws and be permitted by law. The foregoing rights of indemnification shall not be exclusive of any rights to which those seeking indemnification may be entitled. The Board of Directors may take such action as is necessary to carry out these indemnification provisions and is expressly empowered to adopt, approve and amend from time to time such Bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangements as may be permitted by law. No amendment of the Articles of Incorporation of the Corporation shall limit or eliminate the right to indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

Item 15.	Recent Sales of Unregistered Securities.
     None.

Item 16.	Exhibits and Financial Statement Schedules.
The exhibits filed as a part of this Registration Statement are as follows:
(a) List of Exhibits

Exhibit	Description	Location
1.1	Engagement Letter by and between Madison Square Federal Savings Bank and Sandler O’Neill & Partners, L.P., as marketing agent, as amended	Previously filed

1.2	Draft Agency Agreement	Previously filed

2.0	Plan of Conversion, as amended	Filed herewith

3.1	Articles of Incorporation of Madison Bancorp, Inc.	Previously filed

3.2	Bylaws of Madison Bancorp, Inc.	Filed herewith

4.0	Specimen Common Stock Certificate of Madison Bancorp, Inc.	Previously filed

5.0	Opinion of Kilpatrick Stockton LLP re: Legality	Filed herewith

8.1	Opinion of Kilpatrick Stockton LLP re: Federal Tax Matters	Filed herewith

8.2	Opinion of Rowles & Company, LLP re: State Tax Matters	Filed herewith

10.1	+ Form of Madison Square Federal Savings Bank Employee Stock Ownership Plan	Previously filed

10.2	+ Form of Madison Square Federal Savings Bank Employee Stock Ownership Plan Trust Agreement	Previously filed

10.3	+Form of Employee Stock Ownership Plan Loan Agreement, Pledge Agreement and Promissory Note	Previously filed

10.4	+Employment Agreement between Madison Square Federal Savings Bank and Michael P. Gavin	Previously filed

10.5	+Employment Agreement between Madison Square Federal Savings Bank and David F. Wallace	Previously filed

10.6	+Employment Agreement between Madison Square Federal Savings Bank and Ronald E. Ballard	Previously filed

Exhibit	Description	Location
10.7	+Employment Agreement between Madison Square Federal Savings Bank and Melody P. Kline	Previously filed

10.8	+Employment Agreement between Madison Square Federal Savings Bank and Kay Webster	Previously filed

10.9	+Form of Madison Square Federal Savings Bank Employee Severance Compensation Plan	Previously filed

10.10	+Madison Square Federal Savings Bank Deferred Compensation Plan	Previously filed

10.11	+Form of Employment Agreement between Madison Bancorp Inc. and Michael P. Gavin	Previously filed

10.12	+Form of Employment Agreement between Madison Bancorp, Inc. and David F. Wallace	Previously filed

10.13	+Form of Employment Agreement between Madison Bancorp, Inc. and Ronald E. Ballard	Previously filed

10.14	+Form of Employment Agreement between Madison Bancorp, Inc. and Melody P. Kline	Previously filed

10.15	+Form of Employment Agreement between Madison Bancorp, Inc. and Kay Webster	Previously filed

23.1	Consent of Kilpatrick Stockton LLP	Contained in Exhibits 5.0 and 8.1

23.2	Consent of Rowles & Company, LLP	Filed herewith

23.3	Consent of Feldman Financial Advisors, Inc.	Previously filed

24.0	Power of Attorney	Previously filed

99.1	Appraisal Report of Feldman Financial Advisors, Inc. (P)	Previously filed

99.2	Draft of Marketing Materials, as amended	Filed herewith

99.3	Draft of Subscription Order Form and Instructions	Previously filed

99.4	Draft of Additional Marketing Materials	Previously filed

+	Management contract or compensation plan or arrangement.
(b) Financial Statement Schedules
All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

Item 17.	Undertakings.
     The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to

Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(5)	That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
     The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

     The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland on August 5, 2010.

Madison Bancorp, Inc.
By:	/s/ Michael P. Gavin
Michael P. Gavin
President, Chief Executive Officer and Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Michael P. Gavin Michael P. Gavin	President, Chief Executive Officer, Chief Financial Officer and Director (principal executive officer and principal financial and accounting officer)	August 5, 2010

* David F. Wallace	Chairman of the Board

* Frederick L. Berk	Director

* Richard E. Funke	Director

* Clare L. Glenn	Director

* Melody P. Kline	Director

* Mark J. Lax	Director

*  Pursuant to the Power of Attorney filed as Exhibit 24.0 to the Registration Statement on Form S-1 filed on June 11, 2010.

/s/ Michael P. Gavin	August 5, 2010
Michael P. Gavin
Attorney-in-Fact